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REGISTRANT'S NAME Galápagos NV

*CURRENT ADDRESS Gen. De Wittelaan L11 A3
2800 Mechelen
Belgium

PROCESSED
DEC 2 6 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35143 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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Galápagos

12-31-06
AR/S

GLPG
2006

ANNUAL BROCHURE

ANNUAL BROCHURE

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GALAPAGOS ANNUAL BROCHURE 2006

This document, Galapagos Annual Brochure 2006, contains the required information for an annual brochure, as per the Belgian Code of Companies.

LANGUAGE OF THE ANNUAL REPORT

According to Belgian law, Galapagos must publish its Annual Brochure in Dutch. The Company has also prepared an English translation. In case of differences in interpretation, the Dutch version takes precedence. Galapagos is responsible for the translation and conformity between the Dutch and English versions.

AVAILABILITY OF THE ANNUAL BROCHURE

This document is available to the public free of charge and upon request:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
B-2800 Mechelen, Belgium
Tel: +32 15 34 29 00
ir@glpg.com

For informational purposes, an electronic version of the Annual Brochure 2006 is available on the website of Galapagos, www.glpg.com.

Only the printed version of the Annual Brochure 2006 is legally valid. Galapagos will use reasonable efforts to ensure the accuracy of the electronic version of the Annual Report, but does not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Other information on the website of Galapagos or on other websites do not form a part of this Annual Report.

REGISTRATION DOCUMENT

At the date this brochure was made, Galapagos is in the process of finalizing a 2006 registration document and transaction note. These documents will contain more detailed information about the risks, the business in which Galapagos operates, corporate governance, and the share transactions realized in December 2006. Galapagos expects to have the registration document and transaction note available on its website before the end of March 2007 at www.glpg.com/investor/financial_reports.htm.

FORWARD-LOOKING STATEMENTS

The Annual Brochure 2006 may contain forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continues" as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

TABLE OF CONTENTS

GLPG
2006

Consolidated Financial Statements

Board of Directors' Report to the Shareholders for the Financial Year ending December 31, 2006 (consolidated results)

Ladies and Gentlemen,
Dear Shareholders,

We hereby have the pleasure of presenting to you our report relating to the consolidated results of the Galapagos Group for the financial year that ended on 31 December 2006.

The companies of which the results are consolidated are Galapagos NV (Mechelen, Belgium), Galapagos Genomics BV (Leiden, The Netherlands), BioFocus plc and its subsidiaries (Saffron Walden, UK and US), BioFocus DPI AG (Basel, Switzerland) and its subsidiary DPI GmbH (Heidelberg, Germany), Inpharmatica Ltd. (London and Cambridge, UK), and ProSkelia SASU (Romainville, France).

The drug discovery operations of Discovery Partners International Inc were acquired on 6 July 2006. Inpharmatica Ltd was acquired on 6 December 2006 and ProSkelia SASU on 22 December 2006.

Overview of development, result and position of the Group

Our major achievements during 2006 included the following: We signed our first turn-key drug discovery alliance with GSK in the field of osteoarthritis, through an agreement worth up to €137 million plus royalties to Galapagos. Our BioFocus DPI service division was expanded through two acquisitions and is now one of the world's leading providers of target and drug discovery services. The year 2006 also marked an important step towards our goal to develop novel drugs in bone and joint diseases, with significant progress in our internal drug discovery programs as well as and the acquisition of the ProSkelia product portfolio. The Company raised €42 million in two private placements this year to fund the development of the combined development programs into the clinical testing phase. We enter 2007 as a well-balanced company, combining a therapeutics division developing a strong portfolio in bone and joint diseases with our BioFocus DPI service division that contains all components to provide superior service for pharma, biotech and non-profit organizations in their need for targets through to pre-clinical candidates.

Turn-key alliance in osteoarthritis with GSK

On June 7th 2006, Galapagos and GlaxoSmithKline's Center of Excellence for External Drug Discovery (CEEDD) announced a turn-key drug discovery and development alliance in osteoarthritis worth up to €137 million in upfront, milestone, and equity payments and up to double-digit royalties on commercial products. Galapagos will build upon its existing osteoarthritis programs to deliver drug candidates from target through to clinical phase IIa proof of concept. This alliance confirmed the strategic rationale for the BioFocus acquisition in 2005 and validated the Company's bone and joint disease programs. The first milestone in this alliance was announced in January 2007. Our ability to establish such an alliance with a top-tier pharma partner is a confirmation of the value of our technologies, expertise, and people.

Research and development

We significantly increased our investment in research, and this has allowed our scientists to make excellent progress in finding lead compounds against several of our proprietary drug targets.

In our rheumatoid arthritis (RA) program our lead compounds have shown good pharmacokinetic properties and efficacy in relevant animal models of the disease. These leads also show substantial protection against bone loss in the industry standard RA animal models. These compounds target a proprietary kinase protein that was identified using the Galapagos' SilenceSelect discovery platform.

Based on these important results, Galapagos anticipates initiation of preclinical studies in 2007, with a candidate drug entering clinical phase I in 2008.

In the osteoarthritis (OA) program, Galapagos achieved Proof of Principle in a standard industry OA model, showing *ex vivo* protection of bovine cartilage explants. Galapagos has several series of proprietary compounds in hit-to-lead and lead optimization that have potential to deliver a novel therapeutic for the treatment of OA. Next to RA, this is the second Proof of Principle for compounds targeting proteins identified using the Galapagos SilenceSelect technology, which further validates the target discovery technology.

ProSkelia

With the acquisition of ProSkelia on 22 December 2006, Galapagos enhanced its product portfolio with the addition of three programs in bone diseases (osteoporosis and bone metastasis), and one in cachexia (muscle atrophy and weight loss). The combined drug discovery portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases in 2008. The transaction with ProSkelia also included an exclusive option and license to oestradiol glucoside (E2G), a product for treatment of menopausal symptoms ('hot flashes'). Galapagos has started the preparations to initiate a phase IIb clinical trial for this compound in Q4 of 2007. In addition to its programs, the acquisition of ProSkelia contributes capabilities and facilities which will be used to accelerate the development of all Galapagos programs in bone and joint diseases.

BioFocus DPI taking a leadership position in drug discovery services

Following on the acquisition by Galapagos in October 2005, BioFocus integrated the former Galadeno division into the BioFocus operations to create a fully integrated drug discovery division with services ranging from target discovery through to delivery of pre-clinical candidates. In June 2006, Galapagos acquired the drug discovery operations of Discovery Partners International (DPI) for €4.3 million, adding synthetic and natural compound collections, additional medicinal chemistry expertise and facilities in the USA, Switzerland and Germany. The acquisition also brought significant additional revenues and new clients in the US and Japan to BioFocus. As a result of this acquisition, the name of the service division was changed to BioFocus DPI.

In December 2006, Galapagos acquired UK based Inpharmatica in an all share transaction for €12.5 million plus an earn-out, to add chemogenomics and ADMET database products for target and compound selection to the division's service offering. BioFocus DPI now has one of the most complete target-to-preclinical candidate offerings in the industry and serves an impressive list of pharmaceutical, biotech and non-profit customers. BioFocus DPI is dedicated to excellent drug discovery technology, and the development of novel candidate drugs is a core competency, positioning this division to outpace market growth rates in 2007.

Financials

Revenue

Galapagos' revenues for the full year 2006 more than tripled to €35.2 million (2005: €11.2 million). Of these revenues, €31 million were generated by BioFocus DPI. The Drug Discovery division contributed €4 million to Group revenues.

Results

BioFocus DPI contributed approximately €3.4 million to the result of the Group on a segment basis in 2006. The Group net loss for the full year 2006 was €11.3 million, or €0.84 per share, compared to €6.5 million, or €0.73 per share for 2005.

The main contributing factor to the planned increase of the net loss was an increase in research and development costs from €8.9 million to €15.9 million. The method of measuring R&D expenditure has been changed in order to better reflect the true nature of the costs involved, following the Proskelia acquisition and increased importance of our R&D spend within the group. Galapagos now includes indirect costs such as premises costs, support staff and other site related costs. These costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. Before the change, the investment in R&D would have been €12.1 million in 2006, in line with guidance.

Cash flow and cash position

Galapagos' cash and cash equivalents amounted to €51.5 million on 31 December 2006 up from €23.6 million at the end of 2005.

Through private placements on 19 September 2006 (€11 million) and 22 December 2006 (€31 million), Galapagos raised €40.3 million net of costs. After making an estimate for the cash acquired with Inpharmatica, for which shares are to be issued, and removing the purchase price of the acquisition of DPI of €4.3 million, the full year cash burn was €11.9 million.

The companies of the Group continued to hold the necessary permits for its exploitation, and environmental rules were carefully respected.

On the level of staffing, the Company's core teams have remained stable and all companies of the Group have been successful in attracting new employees with various types of high-level industry experience, including in biology, medicinal chemistry and business. The Group's total number of staff as per 31 December 2006 was 454.

Risk factors

Typically for a biotechnology group, the Company is confronted with a number of risks and uncertainties. We would like to highlight the following risks: (i) the success of Galapagos is uncertain due to its limited operating history, its history of operating losses and the uncertainty of future profitability, (ii) Galapagos will need additional capital in the future to sufficiently fund its operations and research; (iii) there is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates; (iv) Galapagos might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process or if competitors develop technologies which are more effective than those of Galapagos (v) most of Galapagos' expected future revenues are contingent upon collaborative and license agreements; (vi) Galapagos' success is dependent on intellectual property rights held by it and third parties and it's interest in such rights is complex and uncertain; (vii) due to its lack of experience in conducting clinical trials and manufacturing, Galapagos need to rely on third parties which may delay its clinical trials, or may jeopardize regulatory approval for its product candidates if such third parties do not perform as contractually required or expected.

Significant events that took place after the end of the financial year

The following significant events were announced by the Group after the end of the financial year:

- Expansion of longstanding collaboration with Amgen into 2008
- Resignations of Wilson Totten and David Stone from the board of Directors
- Appointment of Rudi Pauwels as new, independent Board member, effective 1 January 2007;
- License agreement with Hillcrest Pharmaceuticals for the PPAR-S program with license fees amounting to €770,000, up to €27M in potential milestones, undisclosed milestone payments in Hillcrest equity and single digit royalties on commercial products arising from the program
- New services collaboration with the University of Bristol with a total contract value in excess of €2,000,000 over 2 years

Prospects
Galapagos raised €42 million in 2006 to provide the necessary funding to bring the Company's bone & joint programs into the clinic in 2008 and 2009. We are gratified by the strong support from the participating European and American institutions and all our shareholders for our ambitious plans. For the year 2007 and beyond, we will continue to build on the strategies that have marked our progress. We will work hard to maintain Galapagos' high standard of growth. With continued support of our shareholders, we are well positioned to leverage the position we built in 2006, moving us closer to a leadership position in European biotechnology.

Galapagos intends to publish its 2006 Prospectus during March 2007. This document will contain more detailed information about risks, the businesses the company operates, corporate governance, and the all-share transactions completed in December 2006. The 2006 Prospectus will be made available on the Company website: www.glpg.com/investor/financial_reports.htm.

Mechelen, 1 March 2007

The Board of Directors

STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

To the shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Galapagos NV ("the company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium to quoted companies. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of 167.646 (000) EUR and a consolidated loss for the year then ended of 11.335 (000) EUR.

The financial statements of one entity included in the scope of consolidation which represent total assets of 9.450 (000) EUR and a total result of 0 (000) EUR have been audited by other auditors. Our opinion on the accompanying consolidated financial statements, insofar as it relates to the amounts contributed by that entity, is based upon the reports of those other auditors.

The board of directors of the company is responsible for the preparation of the consolidated financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. We have assessed the basis of the accounting methods used, the consolidation policies, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained, together with the reports of other auditors on which we have relied, provides a reasonable basis for our opinion.

In our opinion, and based, to the extent necessary upon the reports of other auditors, the consolidated financial statements give a true and fair view of the group's financial position as of 31 December 2006, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium to quoted companies.

Additional comments

The preparation and the assessment of the information that should be included in the directors' report on the consolidated financial statements are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comments which do not change the scope of our audit opinion on the consolidated financial statements:

- The directors' report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

Diegem, 1 March 2007

The Statutory Auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Gert Vanhees

Consolidated income statements for the year ended 31 December

Thousands of €	Notes	2006	2005	2004
Revenues	4	**35,152**	**11,240**	**7,777**
Cost of sales	5	-19,533	-4,829	-1,288
Gross profit		**15,619**	**6,411**	**6,489**
Other income	5	2,993	78	
R&D Expenditure	5	-15,863	-8,900	-7,343
General and administrative costs	5	-11,963	-3,537	-2,620
Sales and marketing expenses	5	-1,972	-421	-134
Integration costs	5	-621	-281	
Operating loss	5,6	**-11,807**	**-6,650**	**-3,608**
Finance income	7	370	368	202
Finance costs	8	-1,057	-369	-162
Loss before tax		**-12,494**	**-6,651**	**-3,568**
Current income tax charges	9	1,159	110	-21
NET LOSS FOR THE YEAR	10	**-11,335**	**-6,541**	**-3,589**
Weighted average number of ordinary shares in issue ('000)	10	**13,543**	**8,936**	**5,939**
Basic and diluted loss per share in €	10	-0.84	-0.73	-0.60

Consolidated balance sheets at 31 December

Assets

Thousands of €	Notes	2006	2005	2004
NON-CURRENT ASSETS		**87,781**	**45,018**	**3,072**
Goodwill	11	35,560	29,481	
Intangible assets	12	17,844	4,869	447
Property, plant and equipment	13	25,965	9,399	2,625
Deferred tax assets	21	727		
Available for sale financial assets	15	1,054	978	
Other non-current assets	16	6,631	291	
CURRENT ASSETS		**79,865**	**36,545**	**12,541**
Inventories	14	3,499	3,142	98
Trade and other receivables	16	24,847	9,786	2,169
Cash and cash equivalents	17	51,519	23,617	10,274
TOTAL ASSETS		**167,646**	**81,563**	**15,613**

Equity and liabilities

Thousands of €	Notes	2006	2005	2004
TOTAL EQUITY		**109,542**	**61,136**	**10,367**
Share capital	19	104,396	69,049	31,557
Share premium account	36	44,170	19,816	
Translation differences	36	9	3	
Accumulated losses		-39,034	-27,731	-21,190
TOTAL LIABILITIES		**58,104**	**20,427**	**5,246**
NON-CURRENT LIABILITIES		**28,826**	**6,362**	**1,638**
Pension liabilities	27	905		
Provisions	25	22,089		
Deferred tax liabilities	21	594	1,542	225
Finance lease liabilities	22	4,595	4,606	1,413
Other non-current liabilities	24	643	214	
CURRENT LIABILITIES		**29,278**	**14,065**	**3,608**
Provisions	25	556		
Financial lease liabilities	22	3,172	2,967	106
Other financial liabilities	20		394	
Trade and other payables	24	25,431	9,568	2,766
Current income tax payable	9	119	1,136	736
TOTAL LIABILITIES AND EQUITY		**167,646**	**81,563**	**15,613**

Consolidated cash flow statements for the years ended 31 December

Thousands of €	Notes	2006	2005	2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		23,617	10,274	13,036
Result from operations		-11,807	-6,650	-3,608
Adjustments for:				
Depreciation of property, plant and equipment	13	3,480	941	763
Amortization of intangible fixed assets	12	1,246	374	332
Impairment loss on intangible assets		10		93
Exchange gain on translation of net assets of subsidiary		-68	-219	
Share based compensation		703		
Increase provisions		-74		
Negative goodwill		-2,425		
Operating cash flows before movements in working capital		**-8,933**	**-5,554**	**-2,512**
(Increase)/Decrease in inventories		293	943	51
(Increase)/Decrease in receivables		-3,487	-2,319	844
Increase/(decrease) in payables		7,326	3,377	-936
Increase/(decrease) in provisions			-7	
Cash used in operations		**-4,801**	**-3,560**	**-2,553**
Interest paid and other financial costs		-1,057	-369	-157
Taxes		-3,452	42	
NET CASH FLOWS USED IN OPERATING ACTIVITIES		**-9,310**	**-3,887**	**-2,710**
Purchase of property, plant and equipment		-4,120	-1,061	-103
Purchase of and expenditure in intangible fixed assets	12	-146	-50	-45
Acquisition of subsidiary	32	1,798	-2,807	
NET CASH USED IN INVESTING ACTIVITIES		**-2,468**	**-3,918**	**-148**
Repayment of obligations under finance leases		-1,553	-351	-106
Proceeds of capital increases, net of issue costs		40,949	20,821	
Proceeds from share issues			322	
Interest received and other financial income	7	370	368	202
NET CASH FROM FINANCING ACTIVITIES		**39,766**	**21,160**	**96**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**27,986**	**13,355**	**-2,762**
Effect of exchange rates on cash and cash equivalents		-86	-12	
CASH AND CASH EQUIVALENTS AT END OF YEAR		**51,519**	**23,617**	**10,274**

Consolidated statement of changes in shareholders equity

Thousands of €	Share capital	Share premium	Translation difference	Retained earnings	Total
Balance on 1 January 2004	**31,552**			**-17,601**	**13,951**
Share based compensation	5				5
Net loss for the year				-3,589	-3,589
Balance on 31 December 2004	**31,557**			**-21,190**	**10,367**
Capital increase	17,675	4,877			22,551
Cost of capital increase	-1,962				-1,962
BioFocus acquisition	18,934	14,939			33,873
Share based compensation	235				235
Unissued shares for BioFocus	2,610				2,610
Net loss for the year				-6,541	-6,541
Translation difference			3		3
Balance on 31 December 2005	**69,049**	**19,816**	**3**	**-27,731**	**61,137**
Exchanged differences on translating foreign operations			6	33	39
Net result				-11,335	-11, 335
Share based compensation	703				703
Issue of share capital	35,781	24,354			60,135
Cost of capital increase	-1,596				-1,596
Exercise warrants	459				459
Balance at 31 December 2006	**104,396**	**44,170**	**9**	**-39,034**	**109,542**

The consolidated financial statements of Galapagos NV (hereafter the "Group") were approved by the Board of Directors and authorized for issue on 1 March 2007. They were signed on its behalf by:

Onno van de Stolpe
Executive Director
1 March 2007

1. General information

Galapagos NV ("the Company" or "the Group") is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium.

Galapagos NV is a biotechnology company founded in 1999 as a joint venture between Crucell BV and Tibotec NV, which focuses on the identification of disease modifying drug targets and the subsequent development of breakthrough medicine based on these targets, commercialized through a separate business unit, which until the acquisition of BioFocus plc ("BioFocus") operated under the trade name of Galadeno.

On 6 May 2005 Galapagos NV raised €22.4 million in an initial public offering on Euronext Brussels (ticker symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of €20.8 million.

On 17 October 2005 the Company agreed to acquire 100% of the share capital of BioFocus, a company listed on the Alternative Investment Market (AiM) and incorporated in the United Kingdom when its all share offer became unconditional. BioFocus plc was immediately de-listed and Galapagos NV was admitted for trading on AiM (ticker symbol: GLPG). As of 31 December 2005 the Company owned 92.6% of the issued share capital of BioFocus plc, with the remaining shares acquired on 9 January 2006.

On 6 July 2006 the Company acquired 100% of the share capital of the subsidiaries of Discovery Partners International Inc, but not of the parent company. The entities which were bought with cash are ChemRx Inc (now BioFocus DPI Inc), a company incorporated in the US, and DPI AG (now BioFocus DPI AG), a company incorporated in Switzerland and their subsidiaries (a full list of which can be found at note 32).

On 19 September 2006 Galapagos NV raised €11.1 million in a public offering on Euronext Brussels (ticker symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of €10.7 million.

On 6 December 2006, the Company agreed to acquire 100% of the share capital of Inpharmatica Ltd, a company incorporated in the UK, when its all share offer became unconditional. At the balance sheet date, the company owned 100% of the share capital of Inpharmatica.

On 22 December 2006 the Company acquired 100% of the share capital of ProSkelia SASU, incorporated in France, from ProStrakan plc. ProSkelia was bought in exchange for new shares, in a deal which also involved the repayment of cash balances to ProStrakan immediately following the transfer of ownership, with the effect that the net consideration did not include any cash. At the same time Galapagos NV raised €31 million in a public offering on Euronext Brussels (ticket symbol: GLPG) and Euronext Amsterdam (GLPGA), amounting to a net cash contribution of €29.6 million.

A complete list of all companies owned by Galapagos, is detailed at note 31.

These financial statements are presented in Euros.

2. Accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The principal accounting policies used for the preparation of these consolidated financial statements are set out below.

The Group did not early apply the following Standards and Interpretations which were issued at the date of authorization of these financial statements but not yet effective on the balance sheet date:

- IFRS 7 *Financial Instruments : Disclosures* (applicable for accounting periods beginning on or after 1 January 2007)
- IFRS 8 *Operating Segments* (applicable for accounting periods beginning on or after 1 January 2009)
- IAS1 Presentation of Financial Statements - amendment. *Capital Disclosures* (applicable for accounting periods beginning on or after 1 January 2007)
- IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* (applicable for accounting periods beginning on or after 1 March 2006)
- IFRIC 8 *Scope of IFRS 2* (applicable for accounting periods beginning on or after 1 May 2006)
- IFRIC 9 *Reassessment of Embedded Derivatives* (applicable for accounting periods beginning on or after 1 June 2006)
- IFRIC 10 *Interim Financial Reporting and Impairment* (applicable for accounting periods beginning on or after 1 November 2006)
- IFRIC 11 *IFRS2 – Group and Treasury Share Transactions* (applicable for accounting periods beginning on or after 1 March 2007)
- IFRIC 12 *Service Concession Arrangements* (applicable for accounting periods beginning on or after 1 January 2008)

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Going Concern basis

The consolidated financial statements are prepared in accordance with the International Financing Reporting Standards (IFRS) published by the International Accounting Standard Board (IASB) and the interpretations issued by the IASB's International Financial Reporting Interpretation Committee, which have been endorsed by the European Commission.

The consolidated financial statements provide a general overview of the Group's activities and the results achieved. They give a true and fair view of the entity's financial position, its financial performance and cash flows, on a going concern basis.

To improve the balance sheet structure and finance the investments, the board of Directors decided to increase the capital by €11.1 million on 19 September and €31 million on 22 December as detailed under General Information note 1.

Group accounting

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Together these comprise the Group. Control is achieved where the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities.

The results of subsidiaries are included in the consolidated income statement from the effective date of acquisition up to the date when control ceases to exist.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any cost directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non Current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Business combinations and related goodwill
Goodwill arising on business combinations represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary at the date of acquisition. All business combinations are accounted for applying the purchase method. Goodwill is not amortized but tested for impairment on an annual basis and whenever there is an indication that the cash generating unit to which goodwill has been allocated may be impaired. Goodwill is stated at cost less accumulated impairment losses. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where there exists an excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost, all fair values and cost calculations are reassessed. In the event that an excess still exists, it is immediately recognized in profit or loss.

Intangible assets
Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset, arising from the Groups development activities is recognized only if all of the following conditions are met:

- An asset is created that can be identified;
- It is probable that the asset created will generate future economic benefits; and
- The development costs of the assets can be measured reliably.

Internally generated intangible assets are amortized on a straight-line basis over their useful lives. Where no internally generated asset can be recognized, development cost is recognized as an expense in the period in which it is incurred.

Intellectual property, which comprises patents, licenses and rights is measured internally at purchase cost and is amortized on a straight-line basis over the estimated useful life on the following bases:

- Customer relationships: 1-10 years
- In process technology: 3-5 years
- Software & Databases: 3-5 years
- Brands, Licenses, Patents & know how: 5-10 years

Unless it has an indefinite life in which case this fact is disclosed along with the reasons for having an indefinite life.

Property, plant and equipment
Property, plant and equipment is recognized at cost less accumulated depreciation and any impairment loss. Depreciation is recognized so as to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following bases:

- Installation & Machinery: 4-15 years
- Furniture, fixtures & vehicles: 4-5 years

Leasehold improvements
Leasehold improvements are depreciated over the term of the lease, unless a shorter useful life is expected. Assets held under finance leases are depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the relevant lease. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of raw materials comprises purchase costs. Raw materials are not ordinarily interchangeable and they are as such accounted for using the specific identification of their individual cost.

Work in progress and finished goods are valued at the cost of production. The cost of work in progress comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-down of assets used for production.

Raw materials and supplies are valued using the first in first out method. If the purchase or production cost is higher than the net realizable value, inventories are written down to the net realizable value. Net realizable value is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and selling expenses.

Small molecule screening libraries are stated at cost on acquisition and written off over their useful economic lives, calculated by reference to utilization, but which in any event cannot exceed 5 years.

Financial instruments
Financial assets and financial liabilities are recognized on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

- *Trade receivables*
  Trade receivables do not carry any interest and are stated at their nominal value reduced by appropriate allowances for irrecoverable amounts.

- *Available for sale financial assets*
  Available for sale investments are stated at fair value, except for those equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Those equity instruments are stated at cost.

  Gains and losses arising from changes in fair value are recognized directly in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the net profit or loss for the period. Impairment losses recognized in profit or loss for equity investments classified as available for sale are not subsequently reversed through profit or loss. Impairment losses recognized in profit or loss for debt instruments classified as available for sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition at the impairment loss.

- *Cash and cash equivalents*
  Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short highly liquid investments and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings as current liabilities.

- *Trade payables*
  Trade payables bear no interest and are measured at their nominal value.

Taxation
Deferred income tax is provided in full using the "balance sheet liability method", on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets relating to tax losses carried forward are recognized to the extent that it is probable that the related tax benefit will be realized.

Foreign currencies

- Functional and presentation currency
  Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is the Company's functional and presentation currency.

- Transactions and balances in foreign currency
  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

  Non-monetary assets and liabilities measured at historical cost that are denominated in foreign currencies are translated using the exchange rate at the date of the transaction.

- Financial statements of foreign group companies
  The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
  - Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
  - Income and expenses for each income statement are translated at average exchange rate;
  - All resulting exchange differences are recognized as a separate component of equity.

Revenue recognition
The Group generates revenues from the sale of products, providing research and development services, revenue from target discovery and development activities, license or royalty agreements and from grants. The revenue recognition policy can be summarized as follows:

- Sales of libraries and reagents are recognized as product revenue when shipped;
- Contract research and development services are recognized as service revenues at fair value as such services are rendered. These services are usually in the form of a defined number of the Group's full-time equivalent ("FTE") at a specified rate per FTE;
- Research milestone payments are recognized as revenues when earned, unless the Group has continuing involvement in the program, in which case the milestone revenue is only recognized in full if amounts earned do not exceed costs incurred.
- Sales from the BioFocus DPI business unit typically comprise multiple elements combined in one or more license agreements. The elements in such multiple element arrangements are accounted for as follows:
  - Upfront non-refundable license fees are only recognized as revenue at fair value when products were delivered and/or services were rendered in a separate transaction and the Group has fulfilled all conditions and obligations under the related agreement. In case of continuing involvement of the Group, the upfront fee would not be regarded as a separate transaction and

the upfront non refundable license fees will be deferred at fair value over the period of the collaboration;

- Library and technology access fees are recognized as license revenue over the period in which access is granted;
- Fees charged for library information are recognized as license revenue when delivered, only if the Group has no continuing involvement in the use of the information, otherwise revenue is recognized similarly as upfront non-refundable license fees;
- Fees for options to negotiate or license are recognized as license revenue at fair value, over the option period unless the Group has no continuing involvement with the licensed targets, in which case such fees are recognized as license revenue when earned;
- Royalties are recorded as license revenue when earned;
- The Group receives operational grants from certain governmental agencies, which support the Group's research and development efforts in defined projects. These grants generally aim to partly reimburse approved expenditures incurred as defined in research and development efforts of the Group and are credited to the income statement when the relevant expenditure has been incurred and there is reasonable assurance that the grant is receivable;
- Revenues from term licenses are spread over the period to which the licenses relate, reflecting the obligation over the term, to update content and provide ongoing maintenance;
- Revenues from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations, and only if the license imposes no time restrictions.
- Revenue under compound repository services is recorded as costs are incurred, which includes indirect costs that are based on provisional rates estimated by management. If actual costs are subsequently calculated to be greater than provisional rates the additional income is recorded if there is a contractual right to submit updated claims. A reserve is provided against receivables for estimated losses that may result from rate negotiations, audit adjustments and/or lack of government funding availability if it is deemed necessary. To the extent that we incur adjustments due to rate negotiations or lack of government funding availability, our revenue may be impacted.

Equity instruments
Equity instruments issued by the Company are measured by the fair value of the proceeds received, net of direct issue costs.

Financial risk management
The Group no longer uses derivative financial instruments to hedge foreign currency risks. As a result of the acquisition of BioFocus in 2005, such instruments were in use, but were not renewed when they expired in 2006.

Research & development costs
Research costs are charged to the income statement as incurred. The Group capitalizes development costs as intangible assets only if the criteria for internally generated intangible assets are met, otherwise such costs are expensed. The Group considers that the regulatory and clinical risks inherent to the development of clinical targets preclude it from capitalizing the development costs incurred in its drug development business.

Defined contribution plans
Contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

Defined benefit plans
For defined benefits plans, the amount recognized in the balance sheet is determined as the present value of the defined obligations adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets.

Provisions
Provisions are recognized in the balance sheet when a group company has a present obligation as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, when appropriate, the risk specified to the liability.

The Group as lessee
Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Lease payments are treated as consisting of capital and interest elements and the interest is charged directly against income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

The Group as lessor
Rental income from operating leases is recognized on a straight line basis over the term of the relevant lease.

Impairment of tangible and intangible assets
At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually, and whenever there is an indication that the asset might be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at re-valued amount, in which case the impairment is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income, unless the relevant asset is carried at re-valued amount, in which case the reversal of the impairment is treated as a revaluation increase.

Net loss per share
Basic net loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted net loss per share, if any, is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants.

Share-based payments
The Group has applied the requirements of IFRS 2 share-based payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees, directors and consultants. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Segment reporting
Segment results include revenue and expenses directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets and liabilities do not include income tax items.

3. Segment reporting
Business segments
For management purposes, the Group is divided into two operating divisions: Drug Discovery and BioFocus DPI. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Drug discovery
The internal drug discovery division has programs in bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis and is starting a clinical program in menopausal 'hot flashes'. Galapagos' Drug Discovery division has programs to develop novel drugs based on disease-modifying drug targets in selected disease areas for which there is a need for safe and effective medicines.

BioFocus DPI
The BioFocus DPI service division offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies, encompassing target discovery and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus DPI provides adenoviral reagents for rapid identification and validation of novel drug targets, compound libraries for drug screening as well as chemogenomics and ADMET database products to select targets and compounds.

All of the Group's operations are continuing.

Segment information about these businesses for the years ended 31 December 2006 and 31 December 2005 is presented below. No segment information is provided for the year ended 31 December 2004 as segments were only created part way through 2004 so as to provide separate financial accounting for the business units Drug Discovery and Galadeno, the former services division prior to the acquisition of BioFocus DPI.

2006

Revenue

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
External sales	4,202	30,950		35,152
Inter-segment sales		3,935	-3,935	
Segment revenue	**4,202**	**34,885**	**-3,935**	**35,152**

Inter-segment sales are charged at prevailing market rates

RESULT

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Segment result	-11,590	3,448		-8,142
Unallocated expenses				
G & A costs				-5,469
Integration costs				-621
Negative goodwill				2,425
Operating loss				**-11,807**
Net finance costs				-687
Loss before taxation				**-12,494**
Income tax credit				1,159
Net loss for the year				**-11,335**

ASSETS AND LIABILITIES

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Total segment assets	**132,462**	**44,239**	**-9,055**	**167,646**
Total segment liabilities	**22,090**	**45,070**	**-9,055**	**58,103**

OTHER INFORMATION

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Capital additions				
- Property, plant and equipment	2,145	2,675		4,820
- Intangible assets		146		146
Depreciation	651	2,817		3,468
Amortization	138	1,108		1,246

Revenue

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
External sales	2,120	9,120		11,240
Inter-segment sales		262	-262	
Segment revenue	**2,120**	**9,382**	**-262**	**11,240**

Inter-segment sales are charged at prevailing market rates

RESULT

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Segment result	-6,413	3,581		-2,832
Unallocated expenses				
G & A costs				-3,537
Integration costs				-281
Operating loss				**-6,650**
Net finance costs				-1
Loss before taxation				**-6,651**
Income tax credit				110
Net loss for the year				**-6,541**

ASSETS AND LIABILITIES

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Total segment assets	**40,988**	**42,461**	**-1,886**	**81,563**
Total segment liabilities	**6,764**	**15,549**	**-1,886**	**20,427**

OTHER INFORMATION

Thousands of €	Drug Discovery	BioFocus DPI	Eliminations	Total
Capital additions				
- Property plant and equipment	890	807		1,697
- Intangible assets	35	15		50
Depreciation	460	482		942
Amortization	159	215		374

Goodwill created on the acquisition of BioFocus, which was reported in 2005 as unallocated, has been allocated equally between the BioFocus DPI and Drug Discovery segments, causing a retrospect change in the disclosure of segment assets. The reason for this is that during 2006 a collaborative research agreement was signed, in part because of the capabilities of BioFocus. One of the drivers of this acquisition was to be able to generate such "turn key" deals through the expanded drug discovery offering of the enlarged Group, but at the date of signing the annual report, it was unclear whether this would be achieved.

The Group's operations are located in Belgium, The Netherlands, United Kingdom, San Diego, USA, San Francisco, USA, France, Switzerland and Germany. The Group's Drug Discovery division is located in Belgium and France and its BioFocus DPI division is located in all other sites.

The following table provides an analysis of the Group's sales to external customers by geographical market, irrespective of the goods and services:

Thousands of €	2006	2005	2004
United Kingdom	5,200	2,082	
Europe	8,933	5,010	5,722
United States	19,885	3,845	2,055
Rest of World	1,134	303	
Total	**35,152**	**11,240**	**7,777**

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located:

Thousands of €	**Carrying amount of segment assets**			**Additions to property, plant & equipment and intangible assets**		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
United Kingdom	15,058	10,816		1,835	304	
Belgium & The Netherlands	5,092	3,452	447	2,602	1,442	148
Germany & Switzerland	4,304			62		
USA	3,050			945		
France	16,305					
Total	**43,809**	**14,268**	**447**	**5,444**	**1,746**	**148**

4. Revenues

Thousands of €	2006	2005	2004
Biology	11,630	3,669	5,229
Chemistry	8,387	1,684	
Discovery Products	10,019	3,767	
Research collaborations & government grants	5,116	2,120	2,548
Total	**35,152**	**11,240**	**7,777**

Biology consists of FTE services and related access fees and milestones under external service contracts for the provision of target discovery and drug discovery services.

Chemistry includes FTE services and related access fees under external service contracts as well as the provision of chemistry based software and research tools under license agreements, which may also involve ongoing maintenance obligations.

Discovery Products consists of the sale of chemical compound libraries on exclusive and non-exclusive bases. It also includes the management of compound stores and the procurement of such compounds, known as "compound repository services".

Research collaborations include technology access fees, license fees and milestone payments in respect of out-licensed collaborative research programs.

Government grants are revenue grants received towards the cost of internal research and development programs. The grants are predominantly for research activities carried out in Belgium and in many cases carry clauses which require the company to maintain a presence in Belgium or the same region for a number of years. Failure to do so may result in the repayment of all or part of the grants received.

5. Operating result

Result from operations has been arrived after charging (-)/crediting:

Cost of sales

Thousands of €	2006	2005	2004
Personnel costs	-8,036	-1,914	-703
Disposables and lab fees	-6,919	-1,770	-368
Depreciation	-3,180	-719	-361
Other operating expenses	-1,398	-426	144
Total	**-19,533**	**-4,829**	**-1,288**

Other income

Thousands of €	2006	2005	2004
Rent receivable	568	78	
Negative goodwill immediately recognized (note 32)	2,425		
Total	**2,993**	**78**	

R&D costs

Thousands of €	2006	2005	2004
Personnel costs	-4,468	-4,078	-3,369
Disposables and lab fees	-4,753	-2,003	-1,968
Premises costs	-377	-365	-352
Subcontracting	-4,904	-1,780	-919
Depreciation	-1,361	-674	-735
Total	**-15,863**	**-8,900**	**-7,343**

The method of measuring R&D expenditure was changed in 2006 in order to better reflect the true nature of the costs involved following the Proskelia acquisition. We now include indirect costs such as premises costs, support staff and other site related costs. These costs would previously have been shown in G&A. Therefore, the comparatives for 2005 and 2004 have been updated to reflect these changes. More specifically, in 2005 total R&D costs were previously disclosed as €6,700,000 and General and administration costs as €5,737,000. In 2004 R&D costs were originally reported as €5,443,000 and General and administration costs as €4,520,000.

General and administrative costs

Thousands of €	2006	2005	2004
Personnel costs	-6,642	-1,319	-599
Premises costs	-3,374	-1,023	-328
Professional fees	-693	-81	-205
Director fees	-145	-964	-694
Depreciation	-396		
Other operating expenses	-713	-150	-794
Total	**-11,963**	**-3,537**	**-2,620**

Premises costs include rent, service charges, property taxes and utility costs such as light, heat and water.

Sales and marketing costs

Thousands of €	2006	2005	2004
Personnel costs	-1,112	-249	-134
Other operating expenses	-860	-172	
Total	**-1,972**	**-421**	**-134**

Integration costs

Thousands of €	**2006**	**2005**	**2004**
Severance pay		-281	
Other	-621		
Total	**-621**	**-281**	

6. Personnel costs

The number of employees at the end of the year was:

	2006	**2005**	**2004**
Total	**454**	**201**	**68**

The average number of employees during the year was:

	2006	**2005**	**2004**
Executive Directors	7	4	2
Laboratory staff	247	75	55
G&A staff	34	27	22
Total	**288**	**106**	**79**

Their aggregate remuneration comprised:

Thousands of €	**2006**	**2005**	**2004**
Wages and salaries	16,205	5,165	4,221
Social security costs	2,277	1,454	796
Pension costs	1,018	256	159
Other costs	758	685	324
Total	**20,258**	**7,560**	**5,500**

7. Investment revenues

Thousands of €	**2006**	**2005**	**2004**
Interest on bank deposits	122	203	197
Interest on short term deposits	248	165	5
Total	**370**	**368**	**202**

8. Finance costs

Thousands of €	**2006**	**2005**	**2004**
Interest on obligations under finance lease	-694	-293	-128
Other financial costs	-363	-76	-34
Total	**-1,057**	**-369**	**-162**

9. Taxes

Thousands of €	2006	2005	2004
Current tax			
Foreign tax	906		
Deferred tax (Note 21)	**253**	**110**	**-21**
Total	**1,159**	**110**	**-21**

Corporation tax is calculated at 34% (2005: 34%, 2004: 39%) of the estimated assessable profit for the year.

Tax for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The charge for the year can be reconciled to the loss per the income statement as follows:

Thousands of €	2006	%	2005	%	2004	%
Loss before tax	-12,494	34	-6,651	34	-3,568	34
Total	**-4,248**		**-2,261**		**-1,213**	
Tax result of expenses that are not deductible for tax	-260					
Tax effect on non taxable revenues	-427					
Unrecognized deferred tax assets on fiscal losses	2,994		2,261		1,213	
Tax effect from under or over provisions in statutory tax change	479					
Effect of different tax rates of subsidiaries operating in other jurisdictions	305					
Other increase /(decrease)	-2					
Tax credit for the year	**-1,159**					

Thousands of €	2006
Current income tax net	**906**
Current tax expenses	355
Tax benefit arising from previously unrecognized tax assets used to reduce current tax of prior period	72
Adjustments to current tax of prior period	479

10. Loss per Share

Basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year, excluding ordinary shares purchased by the Company, held as treasury shares.

Thousands of €	**2006**	**2005**	**2004**
Result for the purpose of basic loss per share, being net loss	-11,335	-6,541	-3,589
Number of shares *(thousands)*			
Weighted average number of shares for the purpose of loss per share	13,543	8,936	5,939
Basic and diluted loss per share (Euros)	-0.84	-0.73	-0.60

The Group had two categories of dilutive potential ordinary shares: warrants and anti-dilution warrants. The anti-dilution warrants have been cancelled by the Extraordinary Shareholders Meeting held on 29 March 2005, subject to the condition precedent of the realization of the projected public offering. As the Group is reporting a net loss, the warrants have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share are the same.

Under the research collaboration signed with GSK in 2006, shares to the value of €3,174,603 will be issued upon achievement of a research milestone which would have a dilutive effect. These shares would be purchased with cash at the prevailing market rate. Therefore the number of shares that would be issued is unclear.

11. Goodwill

Goodwill of €7,237,000 acquired through business combinations in 2006 (2005: €29,481,000, 2004 €Nil), has been allocated to the Drug Discovery and BioFocus DPI cash-generating units (CGUs) for annual impairment testing. During the year goodwill acquired in 2005 has been reduced to €28,323,000 due to changes in provisional values brought about by the creation of a deferred tax asset on the opening balance sheet.

As there were no indicators at the year end that the valuation exercises performed at the time of the acquisitions in December would no longer be valid, goodwill was not considered to be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in market.

A strategic rationale for the BioFocus acquisition was to enable the Group to secure turn-key deals involving the capabilities of both former Galapagos and BioFocus. In June 2006 such a collaboration was signed with GSK. The Group prepares discounted cash flows for the alliance, risk adjusted to address the probability of success at each milestone. Success at each milestone is based on external industry benchmarks. Various scenarios are calculated for different outcomes. The rate used to discount the forecast cash flows is 12.5 per cent. Half of this value is assigned to BioFocus. An alternative approach is to review the cash generated from the service units activities based on the most recent financial budgets approved by management for the next three years and extrapolated in perpetuity at zero growth, a substantial discount to the average expected long-term rate for the relevant markets. The rate used to discount the forecast cash flows is 10 per cent.

Goodwill

Thousands of €	
At 1 January 2004	
Acquisitions through business combinations	
At 1 January 2005	
Acquired through business combinations	29,481
At 1 January 2006	**29,481**
Acquired through business combinations	7,237
Changes to provisional values	-1,158
Closing balance	**35,560**

12. Intangible assets

Thousands of €	Customer relationships	In process technology	Software & databases	Brands, licenses, patents & know-how	Total
Acquisition value					
At 1 January 2004		344	263	909	1,516
Additions		42	3		45
At 31 December 2004		386	266	909	1,561
Acquisitions through business combinations	2,591	619	839	741	4,790
Additions			35	15	50
Translation differences	-24	-6	-8	-7	-45
At 31 December 2005	2,567	999	1,132	1,658	6,356
Acquisitions through business combinations	401	13,211	5,017	599	19,228
Additions				146	146
Translation differences	53	12	19	18	102
Transfer	-	-386	386		
At 31 December 2006	**3,021**	**13,836**	**6,554**	**2,421**	**25,832**
Amortization and write-downs					
At 1 January 2004			178	603	781
Charge for the year		95	47	190	332
At 31 December 2004		95	225	793	1,113
Charge for the year	123	96	112	43	374
At 31 December 2005	123	191	337	836	1,487
Charge for the year	558	155	403	130	1,246
Impairment	10				10
Through business combinations	8	3,500	1,737		5,245
Transfer		-191	191		
At 31 December 2006	**699**	**3,655**	**2,668**	**966**	**7,988**
Carrying amount					
At 31 December 2004		291	41	116	447
At 31 December 2005	2,444	808	795	822	4,869
At 31 December 2006	**2,322**	**10,181**	**3,887**	**1,454**	**17,844**

Included within in process technology are research and development programs with indefinite lives that have a carrying value of €9,711,000 (2005: €Nil, 2004: €Nil). These assets were acquired through business combinations during the year and will require a number of years of further research and development before they can be deemed to be in use. The value of these assets was determined by calculating fair values less costs to sell. This has been achieved by estimating future cash flows which are probability adjusted using standard industry attrition rates for drug discovery programs and then discounted at a weighted average cost of capital of 12.5% over time.

13. Property, plant and equipment

Thousands of €	Land & buildings	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
At 1 January 2004	158	3,347	180	1,884	5,569
Additions		102	1		103
Disposals		-53			-53
At 31 December 2004	158	3,396	181	1,884	5,619
Additions	3	1,105	9	580	1,697
Acquisition through business combinations	454	5,402	296	129	6,281
Disposal		-549			-549
Translation difference	-3	-49	-3	-1	-56
At 31 December 2005	612	9,305	483	2,592	12,992
Additions	389	3,172	22	1,715	5,298
Acquisition through business combinations	7,737	27,346	13	966	36,062
Disposals	-	-478	0	0	-478
Disposals of subsidiaries	-	-12	0	0	-12
Translation differences	4	68	6	3	81
At 31 December 2006	**8,742**	**39,401**	**524**	**5,276**	**53,943**
Depreciation and write-downs					
At 1 January 2004	28	1,722	98	437	2,285
Charge for the year	12	582	33	135	762
Eliminated on disposals		-53			-53
At 31 December 2004	40	2,251	131	572	2,994
Charge for the year	13	705	52	172	942
Elimination on disposals		-343			-343
At 31 December 2005	53	2,613	183	744	3,593
Charge for the year	374	2,406	49	639	3,468
Through business combinations	2,196	18,137	1	583	20,917
At 31 December 2006	**2,623**	**23,156**	**233**	**1,966**	**27,978**
Carrying amount					
At 31 December 2004	118	1,145	50	1,312	2,625
At 31 December 2005	559	6,692	300	1,848	9,399
At 31 December 2006	**6,119**	**16,245**	**291**	**3,310**	**25,965**

14. Inventories

Thousands of €	2006	2005	2004
Raw materials and supplies (net)	377	483	98
Work in progress (net)	441	431	
Finished goods (net)	2,681	2,228	
Total	**3,499**	**3,142**	**98**

Work in progress consists of the cost of incomplete compound libraries measured at the lower of cost and net realizable value. Finished goods is the cost of completed compound libraries held for sale at the lower of cost and net realizable value.

There are no accumulated write-downs on inventories.

15. Financial assets

Available for sale financial assets of €1,001,000 (2005: €978,000, 2004: €Nil) represent an investment in common stock in an unlisted biotechnology company incorporated in the United States. The shares are not traded on the open market, however the fair value is based on purchases of the same class of stock during the year.

	Measurement at cost		**Measurement at fair value**	
Thousands of €	**2006**	**2005**	**2006**	**2005**
Loans and receivables	53			
Available for sale financial assets	1,001	978	1,001	978
Total	**1,054**	**978**	**1,054**	**978**

16. Trade and other receivables

Thousands of €	2006	2005	2004
Trade receivables	12,594	6,646	1,475
Allowance for bad debt and doubtful debt	-297		
Prepayments	1,297	1,780	315
Other receivables	2,588	358	379
Other income tax receivables	12,800	269	
Other current assets	2,496	1,024	
Total	**31,478**	**10,077**	**2,169**
Included in current assets	24,847	9,786	2,169
Included in non-current assets	6,631	291	

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

17. Cash and cash equivalents

Thousands of €	2006	2005	2004
Bank balances	11,731	4,672	1,274
Short term deposits	39,412	18,546	9,000
Cash at hand	376	399	
Total	**51,519**	**23,617**	**10,274**

The bank balances and cash held by the Group and short-term bank deposits have an original maturity of less than three months. The carrying amount of these assets approximates their fair value. The cash and cash equivalents have no restrictions upon them.

18. Credit risk

The Group's principal financial assets are cash and bank balances and trade and other receivables, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The interest risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rate. The Group chooses to hold cash and cash equivalents in low risk accounts where the priority is to protect capital whilst earning a reasonable rate of interest. Interest rate swaps are not used. Finance leases are always on fixed rates of interest.

The Group's trade credit risk is spread over a limited number of highly credit worthy customers, such as large pharmaceutical companies. There is no history of losses on doubtful accounts.

19. Share capital

On 1 January 2004, the Company's share capital was of €32,368,706 represented by 23,754,226 shares without nominal value (note: the EGM of 29 March 2005 decided to implement a reverse split 1:4 of the number of shares, so that 23,754,226 pre-reverse split shares equal 5,938,554 post-reverse split shares). On 31 December 2004, the share capital and the number of shares were unchanged compared to 1 January 2004.

On 29 March 2005, the Extraordinary General Meeting of shareholders ("EGM") decided to increase the capital of the Company by means of a public offer to private and institutional investors to subscribe to new shares of the company for a maximum amount of €35,000,000. This EGM also proceeded, subject to the realization of the company's initial public offering ("IPO"), i.a. to: (i) a 1:4 reverse share split after which the share capital of the company remained the same (€32,368,706.00) but was represented by 5,938,554 shares instead of 23,754,226 shares before the reverse share split; (ii) abolish the different classes of shares; consequently the entire share capital of the company is represented one category of shares; (iii) record that the exercise term of the anti-dilution warrants issued in 2002 was to expire in case of an IPO of the company; and (iv) create the Warrant Plan 2005 for employees, directors and consultants, under which a minimum of 125,000 warrants were created and the maximum to be determined in accordance with the result of the IPO but not exceeding 500,000.

On 10 May 2005, in execution of the resolutions of the EGM of 29 March 2005, the Board of Directors established the realization of the condition precedent of the IPO and subsequently established: (i) the realization of the capital increase with €15,573,143 and the issue of 2,857,142 new shares; (ii) the exercise of 338,696 warrants (number pre reverse split 1:4) resulting in a capital increase with €390,010.16 and the issue of an additional 84,674 new shares; (iii) the issue of 467,421 new warrants within the framework of the Warrant Plan 2005 (none of these warrants have been exercised per 31 December 2006); and (iv) the issue of 963,303 new warrants within the framework of the IPO-Managers' over-allotment option.

On 8 June 2005, the Board of Directors established the capital increase pursuant to the exercise of 289,795 warrants granted within the framework of the IPO-Managers' over-allotment option, resulting in a capital increase with €1,577,354.18.

On 19 September 2005, the Board of Directors resolved to make a recommended all share offer for the entire issued and to be issued share capital of BioFocus plc of Saffron Walden, U.K., whereby Galapagos offered 0.225 Galapagos shares for each BioFocus share. The offer was made on 21 September 2005 and it was declared unconditional as to acceptances on 12 October 2005 when valid acceptances for 76.9% of the issued share capital of BioFocus had been received. As of 17 October 2005, the Company's shares are also traded on the Alternative Investment Market (AiM) of the London Stock Exchange. On 26 October 2005 valid acceptances of the offer had been received for up to 92.6% of the BioFocus share capital; consequently, on 8 November 2005, the Board of Directors resolved to start the compulsory acquisition procedure for the BioFocus shares that were then not yet owned by Galapagos; this procedure was closed on 29 December 2005. In connection with the acquisition of BioFocus, the following increases of the share capital of Galapagos NV took place: (i) on 17 October 2005, the share capital was increased with €15,392,456.80 and 2,824,304 new shares were issued; (ii) on 20 October 2005, the share capital was increased with €1,205,234.80 and 221,144 new shares were issued; (iii) on 24 October 2005, the share capital was increased with €160,404.40 and 29,432 new shares were issued; (iv) on 27 October 2005, the share capital was increased with €1,765,859.95 and 324,011 new shares were issued; (v) on 30 November 2005, the share capital was increased with €410,199.70 and 75,266 new shares were issued; and finally (vi) on 9 January 2006, following the end of the compulsory acquisition procedure, the share capital was increased with €1,496,891.55 and 274,659 new shares were issued.

On 30 November 2005, a total of 119,200 warrants (number pre reverse split 1:4) were exercised by employees, i.e. 19,200 warrants under the Warrant Plan 1999 Belgium and 100,000 warrants under the Warrant Plan 2002 The Netherlands, resulting in a capital increase of €136,200 and the issue of 29,800 new shares.

On 31 December 2005 the share capital of the Company amounted to €68,979,568.99 and was represented by 12,674,122 shares without nominal value.

On 3 February 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 Belgium/The Netherlands for employees, directors and consultants, under which 350,000 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 23 March 2006, a total of 407,850 warrants were exercised by employees, under the Warrant Plan 2002 Belgium, resulting in a capital increase of €407,850 and the issue of 101,962 new shares.

On 12 May 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 U.K., substantially for U.K. based employees of Galapagos, under which 453,715 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 19 September 2006, within the framework of the authorized capital, the Board of Directors decided to increase the share capital of the company with €7,087,856.89 (plus €4,005,273.11 in issuance premium) by means of a private placement, wholly subscribed by Fortis Bank NV (Belgium), resulting in the issuance of 1,305,074 new shares.

In December 2006, Galapagos acquired Inpharmatica Limited. The acquisition price of Inpharmatica consisted out of three components: the ongoing business was valued at €6.5 million, the estimated cash at an additional €6 million and the potential maximum earn-out related to commercial milestones at €6.6 million. Galapagos would issue the new shares, on the basis of €8.82 per share (the average share price of Galapagos over the last thirty days prior to 5 December 2006). On 8 December 2006, as consideration for this acquisition of Inpharmatica Limited and within the framework of the authorized capital, the Board of Directors decided to increase the capital of the company by the issuance of maximum 2,165,532 new shares under the suspending condition of the actual contribution in kind to Galapagos' assets of 41,487,248 "C Preference" shares of Inpharmatica Limited as well as under certain other suspending conditions. On the same day, the Board of Directors established that 31,033,843 of such Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos with €2,537,433.60 (plus €1,576,567.20 in issuance premium) and to issue 466,440 new shares to the relevant contributing Inpharmatica shareholders. The second tranche of shares is expected to be issued in April 2007. The third tranche of shares is expected to be issued in May 2007. The exact number of shares to be issued in these two tranches at each time will depend upon certain confidential contractual provisions that have been set forth in the Inpharmatica acquisition agreement. The maximum number of shares that still can be issued in the second and the third tranche is 1.699.092.

On 21 December 2006, the Board of Directors established that the remaining 10,453,405 of the aforementioned Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos with €854,852.48 (plus €531,139.96 in issuance premium) and to issue 157,142 new shares to the relevant contributing Inpharmatica shareholders.

On 21 December 2006, a total of 46,400 warrants were exercised by employees, as follows: (i) 4,800 warrants under the Warrant Plan 1999 Belgium and 11,600 warrants under the Warrant Plan 2002 Belgium, with exercise price of €1.00 per warrant; and (ii) 30,000 warrants under the Warrant Plan 2002 The Netherlands, with exercise price of €1.17 per warrant. This exercise of warrants resulted in a capital increase of €51,500.00 and the issue of 11,600 new shares.

On 22 December 2006, within the framework of the authorized capital and in conjunction with the acquisition of ProSkelia SASU, the Board of Directors decided to increase the share capital of the company with €18,842,457 (plus €12,157,543 in issuance premium) through a private placement of new shares with institutional investors in the US and Europe, resulting in the issuance of 3,463,683 new shares.

On 22 December 2006, within the framework of the authorized capital, the Board of Directors decided: (i) to increase the capital of the company by the issuance to ProSkelia B.V. of 1,396,648 new shares in consideration for the contribution in kind to Galapagos' assets by ProSkelia B.V. of 100% of the shares of ProSkelia SASU, and consequently (ii) to increase the share capital of the company with €7,597,765 (plus €4,902,235 in issuance premium).

On 31 December 2006, the company's share capital was of €107,856,175.51, represented by 19,851,330 shares without nominal value. All shares are issued and fully paid and are of the same class.

The evolution of share capital and number of shares outstanding, as described above, is summarized in the table below. Note that the amounts of share capital increase as set forth below do not include the issuance premiums that are paid in certain circumstances, which are booked on a separate unavailable account and are not part of the share capital stricto sensu.

History of Share Capital

Date	Share Capital Increase New shares (in €)	Share Capital Increase Warrants (in €)	Aggregate Number of shares after transaction	Aggregate Share Capital after transaction (in €)
10-May-05	15,573,143.00	390,010.16	8,880,370	48,331,859.16
08-Jun-05		1,577,354.18	9,170,165	49,909,213.34
17-Oct-05	15,392,456.80		11,994,469	65,301,670.14
20-Oct-05	1,205,234.80		12,215,613	66,506,904.94
24-Oct-05	160,404.40		12,245,045	66,667,309.34
27-Oct-05	1,765,859.95		12,569,056	68,433,169.29
30-Nov-05	410,199.70	136,200.00	12,674,122	68,979,568.99
09-Jan-06	1,496,891.55		12,948,781	70,476,460.54
23-Mar-06		407,850.00	13,050,743	70,884,310.54
19-Sep-06	7,087,856.89		14,355,817	77,972,167.43
08-Dec-06	2,537,433.60		14,822,257	80,509,601.03
21-Dec-06	854,852.48		14,979,399	81,364,453.51
21-Dec-06	51,500.00		14,990,999	81,415,953.51
22-Dec-06	26,440,222		19,851,330	107,856,175.51

	Ordinary shares	Total
Other information		
Par value of shares	5.43	**5.43**
Movement in number of number of shares		
1 January 2004		**23,754,226**
31 December 2004		**23,754,226**
Reverse Split 4:1		**5,938,554**
Number of shares issued		3,261,411
BioFocus acquisition		3,474,957
31 December 2005		**12,674,122**
Number of shares issued		7,177,208
31 December 2006		**19,851,330**

20. Derivative financial instruments

Currency derivatives

The Group utilizes currency derivatives to hedge budgeted future cash flows. The foreign currency forward contracts are denominated in the currencies of the Group's principle markets.

At the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that the Group has committed are €Nil (2005: €4,800,000, 2004 €Nil) and all due within 1 year.

At 31 December 2006 the fair value of the Group's currency derivatives is estimated to be €Nil (2005: €394,000, 2004 €Nil).

Changes in the value of non-hedging currency derivatives amounting to €394,000 have been credited/(charged) to cost of sales during the year (2005: (€230,000), 2004: €Nil).

The Group does not designate its foreign currency denominated debt as a hedge instrument for the purpose of hedging the translation of its foreign operations.

The group incurs foreign currency risk on receivables, payables and borrowings that are denominated in a currency other than the company's functional currency. The currencies giving rise to this risk are primarily Pounds Sterling, US Dollars and Swiss Francs.

21. Deferred tax

Thousands of €	**2006**	**2005**	**2004**
I Recognised deferred tax assets and liabilities			
Assets	727		
Liabilities	-594	-1,542	-225
II Deferred tax assets unrecognised	46,013		
III Income tax expenses	253		
Deferred tax expenses net relating to origination and reversal of temporary differences	253		

The unused tax losses carried forward at December 31, 2006, 2005 and 2004 amount to €141,187,000, €53,500,000 and €22,083,000 respectively.

22. Finance lease liabilities

Thousands of €	Minimum lease payments			Present value of minimum lease payments		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Amounts payable under finance lease						
Within one year	3,832	3,889	226	3,172	2,967	106
In the second to fifth year	4,653	4,498	903	4,038	4,606	523
After five years	1,180	1,104	1,072	557	958	890
	9,665	**9,491**	**2,201**	**7,767**	**7,573**	**1,519**
Less future finance charges	1,898	1,918	682			
Present value of lease obligations	**7,767**	**7,573**	**1,519**			
Less amount due for settlement within 12 months				3,172	2,967	106
Amount due for settlement after 12 months				**4,595**	**4,606**	**1,413**

	Net book value			Acquisition cost		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Leased assets						
Land & buildings	4,309	4,317	1,516	6,563	6,344	1,884
Installation & machinery	3,763	2,005		6,141	3,520	
Furniture, fixture vehicles	152			180		
Other tangible assets	92	147		179	179	
Total	**8,316**	**6,469**	**1,516**	**13,063**	**10,043**	**1,884**

It is the Group's policy to lease certain of its installation and machinery under finance leases. For the year ended 31 December 2006, the average borrowing rate was 11% (2005: 9%, 2004: 8.25%). The interest rates were fixed at the date of the contracts. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of the Group's lease obligations approximates their carrying value.

23. Operating lease obligations

The Group as lessee

The Group has rental contracts for office and laboratories which qualify as operating leases as follows:

Thousands of €	**2006**	**2005**	**2004**
Minimum lease payments under operating leases recognized in income for the year	1,536	1,433	476
Total	**1,536**	**1,433**	**476**

At the balance sheet date, the Group had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of €	**2006**	**2005**	**2004**
Within one year	4,792	1,979	419
In the second to fifth years inclusive	3,830	3,955	668
After five years		910	834
Total	**8,622**	**6,844**	**1,921**

The Group as lessor

The Group holds surplus office and manufacturing buildings, which following the consolidation of sites in 2005 are sublet to third parties under non-cancelable operating leases in order to cover costs. Future minimum rentals receivable under non-cancelable operating leases are as follows:

Thousands of €	2006	2005	2004
Within one year	1,537	368	
In the second and fifth years inclusive	1,153	607	
Total	**2,690**	**975**	

24. Trade and other payables

Thousands of €	2006	2005	2004
Trade payables	11,805	4,064	836
Other creditors	643	552	166
Accruals	5,820	862	814
Deferred income	7,806	4,304	950
Total	**26,074**	**9,782**	**2,766**
Included in current liabilities	25,431	9,568	2,766
Included in non-current liabilities	643	214	

25. Provisions

Thousands of €	Provisions for litigation	Restructuring provision	Provisions / Other	Total
At 1 January 2006				
Additional provisions			591	591
Provisions – unused amounts reversed			-72	-72
Changes in consolidation scope including earn-out	151	70	21,904	22,125
Translation differences increase			1	1
At 31 December 2006	**151**	**70**	**22,424**	**22,645**
Included in current liabilities				22,089
Included in non - current liabilities				556

A provision of €21,904,000 included in the changes in consolidation scope relates to the potential earn out payments based on milestones agreed during the acquisitions of Inpharmatica and ProSkelia.

Additional provisions includes €526,000 related to onerous rental contracts.

Upon achievement of certain conditions and milestones related to the acquisitions of Inpharmatica and ProSkelia, earn-out fees will be payable. The achievement of these conditions and milestones would also generate positive cash flows for the Group, but they are not likely enough to be disclosed as contingent assets.

26. Contingent Liabilities and Assets

See note 25 for a description of assets and liabilities acquired through business combinations which were considered for but not presented as contingent.

27. Retirement benefit schemes

The Group operates defined contribution systems for all of its qualifying employees. The assets of the schemes are held separately from those of the Group in designated funds.

Defined benefit scheme

Thousands of €	**2006**	**2005**	**2004**
Defined benefit plan obligation (asset) total			
Liabilities	905		
Acquired through business combinations	905		
Present value of the defined benefit plan obligation ending balance	905		
Principal actuarial assumptions			
Discount rate used	4.25%		
Expected rate of salary increase	2.50%		

The regular contributions constitute an expense for the Group of €Nil (2005: €Nil, 2004: €Nil)

The total of €905,000 consists of €465,000 pensions and €440,000 as seniority bonuses.

Group companies operate two defined benefit pension schemes. The schemes are unfunded and the obligations are determined by annual actuarial calculations. The schemes are mandatory under the French Chemical and Pharmaceutical industries Collective agreements and require the company to pay retirement lump-sum amounts depending on the employers seniority as and when they retire from the company with full pension as defined by the French Social Security system.

Defined contribution scheme

In the case of defined contribution plans, Galapagos Group companies pay contributions to publicly or privately administered pension funds on insurance contracts. Once the contributions have been paid, the Group companies have no further payment obligations.

For the defined contribution scheme the total expense for 2006 for the Group amounts to €1,018,000 (2005: €355,000, 2004: €159,000). At 31 December 2006 contributions due to the schemes totaled €219,000 (2005: €50,000, 2004: €Nil).

28. Warrant plans

Presented below is a summary of stock warrant plans activity for the reported periods. After the reverse 4:1 share split decided by the Shareholders' Meeting of 29 March 2006, 4 warrants of the 1999 and 2002 plans will entitle the warrant holder to subscribe to one share. One warrant of the new warrant plans created as of 2005 onwards will entitle the warrant holder to subscribe to one share. In the summaries and tables below, the numbers of the warrant plans 1999 and 2002 are divided by 4 to avoid a mixture of rights.

Warrant plans 1999

Warrant plan Belgium 1999

Pursuant to the Warrant Plan Belgium 1999, a total number of 137,335 warrants were issued to and subscribed by Galapagos NV. At 31 December 2006, an aggregate number of 60,539 warrants were granted to directors, management and personnel of Galapagos NV, of which 39,239 warrants are still outstanding. No further warrants can be granted under this plan. The number of warrants outstanding under this plan was of 54,389 per 31 December 2004 and of 40,439 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 15 December 2009. Each vested warrant entitles the warrant holder to subscribe for one Share. The exercise price of the warrants is the highest of either €4 or the price against which the most recent capital increase occurred prior to the date of the offer of the warrants. The warrants vest according to the following scheme: 10% of the number of warrants granted vests upon the date of the grant; 20% vests at the first anniversary of the grant; 40% vests at the second anniversary of the grant; 60% vests at the third anniversary; 100% vests at the end of the third calendar year following the grant.

Warrant plan The Netherlands 1999

At31 December 2006 and 31 December 2005 no more warrants are outstanding under the Warrant Plan Netherlands 1999, i.e. no warrants were available for granting and no warrants can be exercised anymore.

Warrant plans 2002

At the Extraordinary Shareholders Meeting of 1 March 2002, one warrant plan was approved in favor of the management and personnel of Galapagos NV ("Warrant Plan Belgium 2002") and a second warrant plan in favor of management and personnel of Galapagos NV's subsidiary ("Warrant Plan The Netherlands 2002").

Warrant plan Belgium 2002

Pursuant to the Warrant Plan Belgium 2002, a total number of 753,250 warrants were created. At 31 December 2006, an aggregate number of 793,705 (see below) warrants were allotted to directors, management and personnel of Galapagos NV, of which 522,900 warrants are still outstanding at 31 December 2006 and 18,775 warrants remained available for distribution. The number of warrants outstanding under this plan was of 519,412 per 31 December 2004 and of 627,762 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 1 February 2012. According to the original provisions of the Warrant Plan Belgium 2002, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in Warrant Plan Belgium 1999.

The Board of Directors determines the exercise price of the warrants at the moment the warrants are offered to a beneficiary, in accordance with the specific exercise price provisions in the Warrant Plan Belgium 2002. The Warrant Plan Belgium 2002 provides that the exercise price of the warrants is to be determined by an auditor and at least equal to €1.00, provided that, if the Galapagos NV's shares are listed or traded on a stock market, the Board of Directors may choose whether the exercise price equals at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, preceding the date on which the warrants are offered. As no warrants have been granted under this plan after the IPO, all warrants granted under this plan have an exercise price of €4.00 per warrant (post-reverse split 1:4 of the Company's shares) as determined in accordance with the terms of the plan.

Under the Warrant Plan Belgium 2002, a total of 753,250 warrants (recalculated after reverse share split 1:4) were created. Warrants were granted under this plan as follows: (i) in 2002: 565,831 warrants; (ii) in 2003: 27,750 warrants; (iii) in 2004: 40,750 warrants; and (iv) in 2005; 159,375 warrants. By a decision of the Board of Directors of 15 January 2004 in connection with the departure of Dr. R. Brown (CSO) at that time) it was resolved that 59,231 warrants out of the package granted to Dr. Brown, which number of warrants would become void (not vested) as a result of his departure, would not so become void upon his departure per 1 April 2004 but would remain in existence and return to the company to enable the company to grant these warrants to one or more future employees or directors. When adding up all grants under the Warrant Plan Belgium 2002, a total of 793,706 warrants have been granted, but in this total number the 59,231 warrants referred here before are double-counted. The number of warrants actually granted under said plan is therefore 734,475.

Warrant plan The Netherlands 2002
Pursuant to the Warrant Plan Netherlands 2002, a total number of 125,000 warrants were created. At 31 December 2006, the Company has allotted an aggregate number of 120,649 warrants pursuant to this Warrant Plan Netherlands 2002, of which 12,687 warrants were outstanding at 31 December 2006 and 4,351 warrants remained available for distribution. The number of warrants outstanding under this plan was of 120,649 per 31 December 2004 and of 20,187 per 31 December 2005. The exercise period of the warrants amounts to four years, which exercise period starts as from the date of offer. The warrants can be exercised at the latest on 1 February 2012. A vested warrant entitled the holder of such warrant to subscribe for one share of Galapagos NV. The vesting scheme is comparable as in the Warrant plan Belgium 1999, with the exception that as a consequence of the IPO all warrants became fully vested.

In respect of warrants that have been granted prior to the date of listing of Galapagos NV's shares, the exercise price of such warrants amount to the higher of either €4.68 or the market value of Galapagos NV's share Class D as determined by the Board of Directors (Note: at the occasion of the Company's IPO in May 2005, the different classes of shares have been abolished so that as of the IPO all shares are of one and the same class). The Warrant Plan the Netherlands 2002 further provides that, once Galapagos NV's shares are listed, the exercise price of any warrants will equal, at the discretion of the Board of Directors, either the closing price of Galapagos NV's shares on the trading day preceding the day on which the warrants were granted, the average share price of the preceding 30 day period, or any other relevant period.

Warrant plan Belgium 2005
Pursuant to the Warrant Plan Belgium 2005, a total number of 467,421 warrants were created (notary deed of 29 March 2005). At 31 December 2006, an aggregate number of 458,600 warrants were allotted to directors and employees of the Group, all of which were still outstanding at 31 December 2006, and 8,821 warrants remained available for distribution. The number of warrants outstanding under this plan was of 282,500 per 31 December 2005. The warrants have a term of eight years. The warrants can be exercised at the latest on 29 March 2015. According to the original provisions of the Warrant Plan Belgium 2005, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan Belgium 1999, except that for directors the warrants vest linear over a 36 months period at 1/36 per month.

The exercise price of the warrants will be decided as at least (a) the closing price of the last day preceding the date of the offer, or (b) the average of the price per share, as listed on the stock market, of the last thirty days, or any other relevant period, proceeding the date on which the warrants are offered.

Warrant Plan 2006 Belgium/The Netherlands
Pursuant to the Warrant Plan 2006 Belgium/The Netherlands, a total number of 350,000 warrants were created (notary deed 3 February 2006). At 31 December 2006, an aggregate number of 200,043 warrants were allotted to directors and employees of the Group of which 194,395 warrants were still outstanding at 31 December 2006 (5,648 of the allotted warrants became void in 2006), and 149,957 warrants remained available for distribution. The warrants have a term of eight years. The warrants created under this Plan can be exercised at the latest on 2 February 2016 (i.e. 10 years after the date of creation of the Plan). According to the provisions of the Warrant Plan 2006 Belgium/The Netherlands, each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan 2005.

The exercise price of the warrants will be decided by the Board as at least (a) the closing price of the last trading day preceding the date of the offer, or (b) the average of the closing price per share, as quoted on the stock market, of the last thirty days proceeding the date on which the warrants are offered.

Warrant Plan 2006 U.K.
Pursuant to the Warrant Plan 2006 U.K., a total number of 453,715 warrants were created (notary deed 12 May 2006). At 31 December 2006, an aggregate number of 393,856 warrants were allotted to employees of the Group, of which 384,833 warrants were still outstanding at 31 December 2006 (9,023 of the allotted warrants became void in 2006) and 59,859 warrants remained available for distribution. The warrants have a term of eight years. The warrants can be exercised at the latest on 11 May 2016 (i.e. 10 years after the date of creation of the Plan). According to the provisions of the Warrant Plan 2006 U.K., each vested warrant entitled the warrant holder to subscribe for one share. The vesting scheme is identical as in the Warrant plan 2005.

The exercise price of the warrants will be decided by the Board as at least (a) the closing price of the last trading day preceding the date of the offer, or (b) the average of the closing price per share, as quoted on the stock market, of the last five trading days preceding the date on which the warrants are offered.

The number of outstanding warrants (including warrants still available for distribution) as a percentage of outstanding shares as per 31 December 2006 was 9.34% and as per 31 December 2005 was 9.30%.

	Warrants	Weighted average exercise price
Outstanding at 1 January 2004	**730,630**	**4.11**
Exercisable at 1 January 2004	176,537	4.46
Granted during the period	40,750	4.00
Forfeited during the period	-76,306	4.00
Exercised during the period		
Expired during the period	-1,500	4.00
Outstanding at 31 December 2004	**693,574**	**4.12**
Exercisable at 31 December 2004	175,037	4.47
Granted during the period	441,875	7.34
Forfeited during the period	-52,563	5.53
Exercised during the period	-114,474	4.60
Expired during the period		
Outstanding at 31 December 2005	**968,412**	**5.50**
Exercisable at 31 December 2005	349,930	4.04
Granted during the period	769,999	8.72
Forfeited during the period	-14,671	8.67
Exercised during the period	-113,562	4.04
Expired during the period		
Outstanding at 31 December 2006	**1,610,178**	7.11
Exercisable at 31 December 2006	391,513	4.29

(1) A correction to the above table needed to be made for the warrants granted in 2005, where the number "granted during the period" as reported for 2005 was of 456,875, by material error including 15,000 warrants that had not been accepted but refused in 2005 by one beneficiary. The table above is corrected and the number of warrants "granted during the period" in 2005 is reduced to 441,875. This correction induced also a correction in the number of warrants "outstanding at 31 December 2005" that was reported for 2005 to be of 983,412 and in the above table corrected to 968,412 (i.e. minus 15,000).

(2) Part of the warrants offered in 2006 were subject to a 60-days acceptance period that ran into 2007. In the above table, all warrants offered in 2006 that subsequently have been accepted by the beneficiaries (even if such acceptance occurred in 2007), have been included in the section "granted during the period".

The table below sets forth the valuation of the warrants.

Belgian Plans	**2003**	**2004**	**2005**				**2006**		
			31 Jan	**4 Jul**	**23 Nov**	**15 Dec**	**13 Feb**	**13 Feb**	**22 Nov**
Exercise Price	4.00	4.00	6.76	6.91	8.35	8.60	8.61	8.73	8.65
Current share price	4.00	4.00	7.50	7.15	8.25	9.20	8.72	8.72	8.92
Estimated volatility	29%	30%	31%	30%	30%	30%	30%	30%	30%
Time to expiration (years)	3.40	3.90	3.50	3.50	4.00	4.00	4.00	4.00	4.00
Risk free rate	4.10%	4.31%	3.64%	3.75%	3.75%	3.75%	4.00%	4.00%	4.00%
Expected dividends	None	None	None	None	None	None	None	None	None
Dutch Plan	**2002**								

Exercise Price	4.68
Current share price	4.00
Estimated volatility	31%
Time to expiration (years)	2.00
Risk free rate	3.55%
Expected dividends	None

UK plan	**2006**		
	17 June	**22 Nov**	**19 Dec**
Exercise Price	8.70	8.65	9.18
Current share price	8.37	8.70	9.06
Estimated volatility	30%	30%	30%
Time to expiration (years)	4.00	4.00	4.00
Risk free rate	4.00%	4.00%	4.00%
Expected dividends	none	none	none

The method of determining the exercise share price is set up by the Board of Directors.

The *estimated volatility* is calculated based on historical volatility of the share price over the lifetime of the warrants.

The time to expiration of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

The warrants have been accounted for in accordance with International Financial Reporting Standard 2 on Share Based Payments. IFRS 2 takes effect for all warrants offered after 7 November 2002. In 2002, no warrants offered under any of the plans, qualify for accounting under IFRS 2. Under the Dutch plan, no warrants have been offered in 2004. For these periods, no fair value calculation has as such been performed.

The weighted average fair market value of the warrants granted during 2005 and 2004 was €235,000 and €5,000 respectively. These were recorded in debit of the share capital.

The following table provides an overview of the outstanding warrants per personnel category at 31 December 2006.

Category	**Number of warrants**		
	2006	2005	2004
Non-executive Directors	109,750	56,250	46,250
Executive Team	764,726	684,726	342,226
Other	735,702	227,436	305,098
Total Warrants outstanding	**1,610,178**	**968,412**	**693,574**

Note: The above numbers for the non-executive directors and members of the executive team, for the years 2004 and 2005, relate only to those individuals that were (still) in such capacity per 31 December 2006.

29. Related parties

Transactions between Galapagos NV, Galapagos Genomics BV, BioFocus DPI, Inpharmatica and ProSkelia, which are related parties, have been eliminated in consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.

Trading transactions

During the year 2005 and 2004 the Group entered into the following transactions with related parties, who are not part of the Group.

Thousands of €	Sales of goods			Purchases of goods and services		
	2006	2005	2004	2006	2005	2004
Crucell BV					265	328
Tibotec NV and associates		5	82			
Johnson & Johnson Group		2	311			

Johnson & Johnson is a related party through its parent-subsidiary relationship with Tibotec NV. The sales to Johnson & Johnson relate to sales transactions in the normal course of business.

Both Crucell BV and Tibotec NV are the founding shareholders of the Group. The purchases performed by the Group with Crucell BV comprise:

Thousands of €	2006	2005	2004
Office rent and rent charges	277	271	138
Laboratory maintenance		105	53
Lab disposables	4	52	52
Other		-163	85
Total	**281**	**265**	**328**

At 31 December the following amounts with related parties were still outstanding in the balance sheet:

Thousands of €	Amounts owed by related parties			Amounts owed to related parties		
	2006	2005	2004	2006	2005	2004
Crucell BV				5		96
Tibotec NV and associates			5	8		7
Johnson & Johnson Group						

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Transactions with related companies are mainly trade transactions and are priced at arms length. The revenue and expenses to these transactions are immaterial to the consolidated financial statement.

Other contracts with related parties:

Non-compete undertaking from Crucell: Galapagos NV and Crucell agreed that Crucell shall refrain from activities in the field of functional genomics, except if a third party who is engaged in the field of functional genomics acquires direct or indirect control of Crucell. This non-compete obligation applies to Crucell until 31 March 2008. The non-compete obligation applies for the geographic areas of Asia, Europe and the US. No consideration was paid for this undertaking.

License Agreement between Tibotec and Galapagos NV dated 28 May 2001: Galapagos NV, Tibotec and Crucell entered into a license agreement dated 15 September 1999. The parties agreed to terminate this agreement and enter into separate new license agreements. Galapagos NV entered into the license agreement dated 28 May 2001 under which Tibotec granted a non-exclusive worldwide royalty-free license under the Tibotec Intellectual Property relating to, inter alia, a method for the rapid screening of analyses, means and methods for drug discovery and the phenotypic characterization of cells, and methods for assaying high specific protease activity. The term of this agreement is the latter of (i) the term of the Tibotec patents or (ii) 6 March 2017. The Group paid a consideration of €454,000 for this agreement which was capitalized.

Research and Commercial License Agreement between Crucell and Galapagos NV dated 6 June 2001: Under this agreement Crucell granted a sole and exclusive worldwide license to Galapagos NV under the Crucell patents and know how for, inter alia, identifying, making and using products and services in the field of identification and/or validation of the biological functions of human and non-human genes, and/or genes (fragments) of proteins and/or fragments of proteins transcribed from such genes. The term of this agreement is the latter of (i) the term of the Crucell patents or (ii) 6 March 2017. The Group paid a consideration of €454,000 for this agreement which was capitalized.

Services Agreement for alteration works to be performed in the laboratories of Galapagos Genomics BV by Facility Services Crucell Holland BV entered into between Crucell and Galapagos Genomics BV dated 3 November 2004: Under this agreement Crucell agreed to make amendments to the leased property for the benefit of Galapagos Genomics BV. The costs (estimated at €39,750) shall be borne by Galapagos Genomics BV. After termination of the lease Galapagos Genomics BV must reimburse €5,000 to Crucell for restoration efforts.

Services Agreement between Crucell an Galapagos Genomics BV dated 15 August 2002, supplemented by an agreement dated 5 March 2004: In addition to the lease of the property occupied by Galapagos Genomics BV, Crucell agreed that Galapagos Genomics BV may use certain facilities of Crucell described in the agreement (including company restaurant, laboratory facilities, the library, meeting rooms and require assistance of the technical services department) at specified rates.

Supplemental Agreement to the Ratification Agreement for the Lease of Office and Laboratory Facilities between Crucell and Galapagos Genomics BV dated 1 November 2004 and amended 7 March 2005: This agreement documents new conditions for the termination of the lease agreement as set out in the Ratification Agreement. Under the Supplemental Agreement, the lease may be terminated subject to a six month written notice, starting from 31 March 2007.

Prior to the IPO, independent directors received Board Meeting fees amounting to €1,500 per Board Meeting. As of the IPO, independent directors receive an annual fee of €20,000.

As of 1 August 2005, the Chairman of the Board, Dr Parekh receives an annual consulting fee of £50,000 as a compensation for giving strategic advice, including amongst others the evaluation of several alternative corporate transactions, the acquisition of the assets of Discovery Partners International, the acquisitions of Inpharmatica and ProSkelia as well as the two private placements that took place in 2006. Dr. Parekh does not receive other compensation from the company.

There are no loans between Galapagos NV and its members of the Board of Directors or its Executive Team, other than for prefinancing of withholding taxes for an amount of €33,000.

Potential conflicts of interest between the Company and its Directors

During the year ended 31 December 2006, a number of situations occurred where a potential conflict of interest between the Company and a member of a governance body of the Company existed. They are described hereafter.

In connection with the acquisition of Inpharmatica Ltd by Galapagos in December 2006: among the shareholders of Inpharmatica were a number of venture capital investment funds belonging to the Advent Venture Partners group (London, UK). As Dr. Parekh was a General Partner with a venture capitalist organization that was a minority shareholder of Inpharmatica Limited, Dr. Parekh has not participated in the deliberations and votes that took place in the Board in connection with the acquisition of Inpharmatica, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: The Company acquired Inpharmatica in the context of its strategy to build a worldwide leading position in drug discovery services; the acquisition will contribute to the Company's capability to enter into turn-key drug discovery alliances with pharmaceutical and biotechnology companies, as well as to support its own internal drug discovery pipeline. The Company will, based on a share price of €8.82 (the 30 day average of the Company's share closing price up to 5 December 2006) issue a maximum of 2,165,582 new shares, i.e. a maximum capital increase with €19,099,992.24 (including issuance premium). The exact number of shares to be allotted to Inpharmatica shareholders will depend on the achievement of certain conditions (including the cash balance of Inpharmatica) agreed upon in the acquisition agreement. The shares will be issued in 3 tranches. A first tranche of 623,582 shares has been allotted on 8 December and 21 December 2006; the next two tranches will be calculated and allotted in April and May 2007.

In connection with the acquisition of ProSkelia SASU by Galapagos in December 2006. As Dr Wilson Totten, a member of the Board of Galapagos, was also CEO of ProStrakan Group plc, the ultimate parent company of ProSkelia SASU, Dr. Totten did at no point in time participate in the Board's deliberations and votes relating to this acquisition project, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: With its programs in rheumatoid arthritis, its GSK alliance in osteoarthritis, and the acquisition of the ProSkelia programs, the Company is becoming a leader in the discovery and development of small molecule drugs to treat bone and joint diseases. With the licensing of ProStrakan's E2G program, the Company will be able to execute a phase IIb trial and build the necessary infrastructure to progress its other products into and through clinical testing. Additionally, the Company expands its collaborations with leading pharma and biotech companies, while operating a fast growing business unit in drug discovery services. The acquisition price of ProSkelia comprises €12.5 million (including issuance premium) in newly issued Galapagos shares (1,396,648 shares) on the basis of €8.95 per share (the average Galapagos share price over the last thirty days prior to 22 December 2006 as quoted on Euronext Amsterdam). This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that the Company will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should the Company decide to partner or out-license this.

In connection with the approval by the Board of 12 December 2006 of a €10,000 compensation for Dr David Stone in connection with his stepping down from the Board two years before the end of his mandate, Dr Stone did not participate in the deliberation and the vote, in application of article 523 BCC.

In connection with the decision of the Board of 12 December 2006 to harmonize the vesting structure of the warrants, granted to Directors under the 2002 Warrant Plan to make all vesting linear over a vesting period of 36 months and thus bringing it in line with the 36-months vesting mechanism for Directors as set forth in the 2005 Warrant Plan and the Warrant Plan 2006 Belgium/The Netherlands, the Directors involved (Dr Parekh, Mr Verdonck, Dr Totten and Dr Ross) did not participate in the deliberation and vote insofar as they were affected (Dr Totten did not attend the meeting), in application of article 523 BCC. The linear vesting over 36 months will have an immaterial impact on the financial position of the company.

In connection with the Board decision of 12 December 2006 establishing a Management Bonus Plan, the procedure of article 523 BCC has been followed by and relating to the CEO, Mr van de Stolpe: it has been explained to the Board that such Management Bonus Plan is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by the company's management group. The bonus awards (if any) under this Management Bonus Plan will have no material impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed Management Bonus Plan is justified and reasonable. Mr van de Stolpe, the Company's CEO, who will be eligible for bonus awards under said plan, has not taken part in the deliberation and the vote concerning this decision. The cost included for this Management Bonus Plan (for the key management group) in the consolidated financial statements for the year ended 31 December 2006 amounted to €616,191.

In connection with the Board decision of 19 December 2006 concerning the establishment of the level of the 2006 bonus for the CEO (Mr van de Stolpe) at a certain percentage of his gross salary in case the ProSkelia acquisition and the private placement related thereto is successfully closed (and at 10% lower percentage if this is not the case) (the payment of half of which is deferred for three years, and subject to the performance of the Galapagos stock price), his 2007 salary increase (4%) and the principle of a future warrant grant to him (number of warrant to be defined in the future), the procedure of article 523 BCC was followed: it had been explained to the Board that the award of said benefits was proposed upon recommendation of the Remuneration Committee as a justified reward for the results achieved by Mr van de Stolpe in 2006. The cost included for the abovementioned CEO bonus in the consolidated financial statements ended on 31 December 2006 amounted to €203,562. The award of these benefits will have no material impact on the financial position of the company. The Board shared the opinion of the Remuneration Committee that the proposed benefits are justified and reasonable. Mr van de Stolpe has not taken part in the deliberation and the vote concerning this decision.

In 2006, there have been no arrangements or understandings with major shareholders pursuant to which a representative of such shareholder became a Board Member or Executive Committee member of the Company.

30. Remuneration of key management personnel

On 31 December 2006, the Executive Committee comprised eight members, Mr Van de Stolpe, Dr Pollet, Dr Dixon, Mr Hoekema, Dr Newton, Mr Phillips, Mr Smith and Mr Neale. Their combined remuneration package comprises:

Thousands of € (except for the Number of warrants)	2006	2005	2004
Short-term employee benefits	2,097	1,271	574
Post-employment benefits	296	78	46
Total benefits excluding warrants	**2,393**	**1,349**	**620**
Number of warrants offered in the year	**80,000**	**361,250**	

The Executive directors provide their services full time for the Group. Their remuneration includes all costs for the Group, including retirement contributions made by the executive directors. The warrants offered to the executive directors are under the same conditions as set out in note 28. These warrants are granted under the Belgian 2005, 2002 and 1999 plans.

The retirement benefits to the Executive Committee, excluding the executive directors, are part of the retirement benefit scheme to which all qualified personnel are entitled. The contributions are paid as a percentage of the gross annual salary.

Certain employees, including the Executive Committee, are part of a Group bonus scheme established in 2006 where half of the bonus is paid immediately post year end and half is deferred for three years. The deferred component is only payable in full provided that the growth in the company share price has exceeded the growth in the FTSE Actuaries Share Index of Pharmaceutical and Biotechnology over the same three year period. Where the Company share price underperforms against the index, then the payout is reduced, with no payment made if the Company underperforms by more than 10%. The Company has taken a charge to G&A of €200,000 to cover this contingent liability.

In 2006, the members of the Executive Committee (including the CEO) were paid an aggregate amount of €1,739,993 in salaries and an aggregate amount of €683,000 in bonuses. Other components of their remuneration include contributions to the Company's pension and health insurance schemes, and certain fringe benefits of non-material value.

Only the CEO is a member of both the Executive Committee and the Board of Directors. The CEO does not receive any special remuneration for his work on the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Executive Committee.

The Company and its subsidiaries have provided or processed €296,000 for pensions, severance payment, or similar advantages or benefits for members of the Executive Committee.

No loans, quasi-loans or other guarantees have been given to members of the Executive Committee.

Transactions with non-executive directors

In connection with the compensation of independent Directors, the annual shareholders' meeting (AGM) of 4 April 2006 fixed the annual remuneration for independent Directors for the exercise of their mandate as a Director of the Company at €20,000 plus expenses and resolved to pay an additional compensation of €5,000 to the chairman of the Audit Committee of the Board of Directors for his activities as chairman of the Audit Committee. Until the IPO, the independent members of the Board received a Board fee of €1,500 per Board meeting, as well as expense reimbursement. After the IPO, they received a fixed annual amount of €20,000. In 2006, a total amount of €45,000 was paid to the independent Directors as Board fees (including for chairing the Audit Committee) and €2,807 as expenses. In 2005, €41,000 was paid as Board fees and expenses; in 2004, €6,000 was paid as Board fees and expenses.

The aforementioned AGM fixed the annual remuneration for non-executive Directors who are not independent Directors and who do not represent a shareholder at €20,000 plus expenses. In 2006, a total amount of €50,000 was paid to such Directors (including a payment of €10,000 to Dr Stone in connection with his stepping down from the Board effective 31 December 2006; see also note 29) and €729 as expenses. In 2004 and 2005, there were no Directors belonging to this category.

The aforementioned AGM resolved that in case a Director attends less than 75% of the meetings of the Board of Directors, the annual amounts mentioned in the two paragraphs here above shall be reduced pro rata the absence score of such Director. No such principle applied in 2004 and 2005.

The aforementioned AGM resolved that the Directors who represent a shareholder on the Board of Directors will only receive reimbursement for the expenses they incur for attending meetings of the Board of Directors and no other compensation or fees for their Board membership. In 2006, a total amount of €3,167 was paid as expenses to such Directors. Also in 2004 and 2005, non-executive directors that represented one of the Group's shareholders received no compensation for their position as director, but only expense reimbursements. In 2004, €13,000 was paid as expenses and in 2005, €26,000 was paid as expenses.

In 2006, a total of £50,000 was paid as consultancy fees to the Chairman of the Board, who did not receive any fee as compensation for his Board membership, under a consultancy agreement effective as of 1 August 2005 (see also note 29). No other consultancy fees were paid to Board members in 2006. In 2005, a total of €115,000 was paid as consultancy fees to Board members and in 2004 a total amount of €120,00 was so paid.

In 2006, 53,500 warrants were granted to non-executive Directors. In 2005, the number of warrants granted to non-executive Directors was 10,000 and in 2004 it was 38,750.

31. Consolidated companies

Name of the subsidiary	Country	% voting right	Change in % voting right previous period
Galapagos Genomics BV	The Netherlands	100%	
BioFocus plc	United Kingdom	100%	
BioFocus Discovery Ltd	United Kingdom	100%	
Cambridge Drug Discovery (Holdings) Ltd	United Kingdom	100%	
Cambridge Discovery Limited	United Kingdom	100%	
Cambridge Genetics Limited	United Kingdom	100%	
BioFocus Inc	United States	100%	
Compound Focus Inc	United States	100%	100%
BioFocus DPI AG (formerly Discovery Partners International AG)	Switzerland	100%	100%
Discovery Partners International GmbH	Germany	100%	100%
BioFocus DPI Inc (formerly ChemRX Advanced Technologies Inc)	United States	100%	100%
Xenometrix Inc	United States	100%	100%
BioFocus DPI LLC (formerly Discovery Partners International LLC)	Japan	100%	100%
Inpharmatica Ltd	United Kingdom	100%	100%
ProSkelia SASU	France	100%	100%

32. Acquisition of subsidiaries

On July 6 2006, the Group acquired the operating units of Discovery Partners International (DPI, Inc) for a consideration entirely in cash. DPI, Inc was not acquired, but the companies acquired are listed below:

- BioFocus DPI Inc, US (formerly ChemRX Advanced Technologies Inc)
- BioFocus DPI AG, Switzerland (formerly Discovery Partners International AG)
- Discovery Partners International GmbH, Germany
- BioFocus DPI LLC, Japan (formerly Discovery Partners International LLC)
- Xenometrix Inc, US

The purchase price consisted of €4,250,000 in cash. The difference between the acquisition price and the fair values of the assets, liabilities and contingent liabilities of the entities listed above gave rise to a discount on acquisition ("negative goodwill"). After initially calculating negative goodwill, the fair values were reassessed. However, it was subsequently concluded that it was a bargain purchase because the bid was all in cash and all DPI operating companies were included in the offer. The reason that such a purchase price was accepted is that, in order to meet its obligations to Infinity Pharmaceuticals Inc, its potential buyer, DPI Inc had to dispose of its operations before the acquisition would take place.

The former DPI companies contributed €816,000 profit to the Group's loss before tax for the period between the acquisition date and the balance sheet date. The profit includes negative goodwill which was immediately recognized in the income statement under "Other income".

On December 6, 2006, the Group acquired all shares of Inpharmatica Ltd, a company incorporated in the UK. The purchase price consisted of €12,500,000 in an all-share transaction and a potential all-share earn out with maximum payments of €6,600,000. The new shares (maximum 2,166,532) will be issued to the shareholders in three trances. The first tranche of 623,582 new Galapagos shares were issued in December 2006. The two subsequent tranches are due to be issued in April and May 2007. The goodwill on consolidation mainly relates to operating synergies and assembled workforce.

The fair value of the equity instruments issued was determined by taking the average closing market price over the 30 days prior to the acceptance of the offer.

Inpharmatica contributed €623,000 profit to the Group's loss before tax for the period between the acquisition date and the balance sheet date.

On December 22, 2006, Galapagos NV acquired ProSkelia SASU, a company incorporated under the laws of France. The acquisition price consists of €12,500,000 in newly issued Galapagos shares and will be eligible to earn-out payments in cash of up to €14,500,000. The goodwill on acquisition relates mainly to operating synergies and assembled workforce.

The fair value of the equity instruments issued was determined by taking the average closing market price over the 30 days prior to the acceptance of the offer.

ProSkelia contributed no profit or loss to the Group loss before tax in the period between the date of acquisition and the balance sheet date.

Provisional values have been used for fair value assessment as management believe that further information may come to light during the process of integrating the businesses.

The fair values of the identifiable assets and liabilities of the above companies and BioFocus as at the dates of the acquisition were:

	2006		2005	
Thousands of €	Book value	Fair value	Book value	Fair value
Non-current assets	**15,129**	**30,068**	**34,521**	**12,058**
Tangible and intangible assets	14,071	29,010	31,700	11,071
Deferred tax assets	727	727		
Other investments	331	331	2,821	987
Current assets	**36,655**	**36,655**	**10,725**	**10,951**
Inventory	650	650	3,462	4,023
Trade debtors	4,159	4,159	5,974	5,639
Other receivables	31,846	31,846	1,289	1,289
Non-current liabilities	**7,232**	**6,544**		**1,445**
Long-term debts, interest-bearing liabilities	7,232	6,544		1,445
Current liabilities	**6,123**	**11,044**	**10,021**	**10,464**
Trade payables	4,179	4,179	3,814	4,264
Other Payables	1,944	6,865	6,207	6,200
Net-identifiable assets and liabilities	**38,429**	**49,135**	**35,225**	**11,100**
Goodwill (negative goodwill) on acquisition		**4,812**		**29,481**
Received consideration		30,716		
Acquired cash		19,848		1,289
Purchase price incuding cost		22,584		40,581
Costs of acquisition		-533		

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are carried in terms of historical costs using the exchange rate at the date of acquisition.

If the acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been €47,617,000 and the Group loss attributable to equity holders of the parent would have been €38,818,000.

The proforma loss is not necessarily a reliable indictor of future performance because of a number of factors as set out below:

- DPI underwent a major restructuring in the first half of 2006 (pre-acquisition) due to the loss of its most significant customer. Because of this, DPI recorded restructuring costs of €1,290,000 and furthermore, operated well below capacity. Whilst management sought a buyer, it was difficult to secure new contracts and consequently suffered significant operating losses.

- Inpharmatica significantly reduced its R&D expenditure during the 11 months to 30 November 2006. Headcount fell by more than 40 in this period, and associated severance costs amounted to €1,090,000, so by the time the acquisition took place, the cost base was much reduced and the workforce was focused on the potentially most profitable areas of the business.

33. Critical accounting estimates and judgments

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which the goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the balance sheet date was €35,560,000 (2005: €29,481,000, 2004: €Nil). No impairment loss was recognized during 2006 or 2005. Details of the assumptions used in testing goodwill for impairment are given in note stet.

Fair valuation of net assets of subsidiary on acquisition

In determining the fair values of the net assets at the date of acquisition, certain estimates had to be made by management. Independent professional valuation specialists were employed to ensure that management estimates were reasonable and would not give rise to material misstatement of fair values.

34. Audit fees

Audit fees in Belgium in relation to the statutory audit mandate of the auditor amounted to €64,900 in 2006. The world-wide non-audit fees provided by the auditor in 2006 amounted to €305,000, and related to other rendered services, mainly additional works work due to the change in consolidation scope, the review of purchase price allocation exercises, legal missions and tax related services.

35. Events subsequent to the balance sheet date

The following significant events were announced by the Group after the end of the financial year:

- Expansion of longstanding collaboration with Amgen into 2008
- Resignations of Wilson Totten and David Stone from the board of Directors
- Appointment of Rudi Pauwels as new, independent Board member, effective 1 January 2007;
- License agreement with Hillcrest Pharmaceuticals for the PPAR-S program with license fees amounting to €770,000, up to €27M in potential milestones, undisclosed milestone payments in Hillcrest equity and single digit royalties on commercial products arising from the program
- New services collaboration with the University of Bristol with a total contract value in excess of €2,000,000 over 2 years

GLPG
2006

Non-consolidated Financial Statements

Board of Directors' Report to the Shareholders for the Financial Year ending December 31, 2006 (non consolidated results)

Ladies and gentlemen,
Dear shareholders,

We hereby have the pleasure of presenting to you our report relating to Galapagos NV's non-consolidated results during the financial year that ended on December 31, 2006. Galapagos NV is hereafter also referred to as "Company".

Overview of development, result and position of the company

Our major achievements during 2006 included the following: We signed our first turn-key drug discovery alliance with GlaxoSmithKline in the field of osteoarthritis, through an agreement worth up to €137 million plus double-digit royalties to Galapagos. The year 2006 also marked an important step towards reaching our goal to develop novel drugs in bone and joint diseases, with significant progress in our internal drug development programs as well as the acquisition of the ProSkelia R&D program portfolio. The Company raised €42 million in two private placements this year to fund the development of the combined development programs in bone and joint diseases into the clinical testing phase. Our BioFocus DPI service division was expanded through two acquisitions, and is now one of the world's leading providers of target and drug discovery services. We enter 2007 as a well-balanced company, combining a therapeutics division developing a strong portfolio in bone and joint diseases with our BioFocus DPI service division that provides superior service for pharma, biotech and non-profit organizations in their need for targets through to preclinical candidates.

Galapagos NV's operating income in 2006 amounted to €7.6 million compared to €3.3 million in 2005. Income from sales amounted to €7.0 million and includes revenues from the GSK alliance in osteoarthritis, income from research and development agreements (FTEs), contract production (CPU), and fees for access to our viral libraries. The other operating income amounts to €0.6 million relating to grants we received for our R&D projects.

Our operating costs of 2006 amounted to €20.6 million compared to €15.8 million in 2005. Purchases increased to €1.8 million compared to €0.9 million in 2005, driven by the increased medicinal chemistry activities in the Company's internal R&D programs. Services and other goods increased to €13.7 million compared to €10.5 million in 2005, mainly as a result of the costs related to the integration of the DPI operations, Inpharmatica, and ProSkelia, as well as the costs of the private placements on 19 September and 22 December 2006, and the increased outsourcing for development of our internal pipeline.

Personnel costs in 2006 amounted to €4.4 million compared to €3.6 million in 2005. While retaining our core team of biologists and chemists in 2006, we also were successful in attracting a total of 30 new employees, including 10 chemists and 15 biologists, while seeing six employees leave us. The number of employees with Galapagos NV has increased to 80 at the end of 2006.

Depreciation amounted to €0.6 million compared to €0.5 million in 2005; this increase is due to the completion and depreciation of the new chemistry facilities in Mechelen in 2006. The other operational costs decreased to €0.1 compared to €0.2 in 2005; this decrease is due to the fact that stamp duties were incurred in connection with the acquisition of the share capital of BioFocus plc in 2005.

Galapagos NV's 2006 financial income remained the same at €0.3 million. Our 2006 financial costs amounted to €0.4 million compared to €0.2 million in 2005; the increase was due to leasing costs associated with the chemistry laboratories in 2006.

The Company's extraordinary income of 2006 amounted to €3,000 resulting from gains on disposal of fixed assets. No extraordinary costs were incurred in 2006.

Investments in 2006 totalled 2.8 million. They consisted of €0.1 million for investments in intangible assets (software licenses) and €0.6 million for investments in tangible fixed assets relating to laboratory equipment, hardware, and technical equipment. The remaining €0.1 million relates to assets under construction. There was an increase of the leasing of € 2 million related to the new chemistry laboratory, operational in 2006.

Galapagos NV's cash position at the end of 2006 amounted to €37.7 million, largely attributable to the cash proceeds arising from the private placements of 19 September 2006 (€11 million) and 22 December 2006 (€31 million).

The non-consolidated annual accounts of Galapagos NV that we submit for your approval are established in accordance with Belgian accounting rules as well as the legal and statutory requirements. They show a negative result. The financial year 2006 closed with a loss of €13.0 million. The Company intends to carry over this result to the following financial year.

In 2006, the Company has not made use of financial instruments (e.g. hedging).

The Company continued to hold the necessary permits for its exploitation, and environmental rules were carefully respected.

Activities in the area of research and development

Expenditures in research and development amounted to million €16.9 million in 2006.
These expenditures relate to our biology and chemistry activities for our internal projects as well as to activities in research collaborations with third parties.

We significantly increased our investment in research, and this has allowed our scientists to make significant progress in finding lead compounds against several of our proprietary drug targets:

In our rheumatoid arthritis (RA) program, lead compounds have shown good pharmacokinetic properties and efficacy in relevant animal models of the disease. These molecules also show substantial protection against bone loss in the industry standard RA animal models. The compounds target a proprietary kinase protein that was identified using the Galapagos' SilenceSelect target discovery platform. Based on these encouraging results, Galapagos anticipates initiation of pre-clinical studies in 2007, with the potential of a candidate drug entering clinical Phase I in 2008.

On 7 June 2006, Galapagos and GlaxoSmithKline's Center of Excellence for External Drug Discovery announced a turn-key drug discovery and development alliance in osteoarthritis (OA) worth €137 million in upfront, milestone, and equity payments and up to double-digit royalties on commercial products. Galapagos will build upon its existing OA program to deliver drug candidates from target through to clinical Phase IIa proof of concept. This alliance validated the Company's target discovery platform as well as our drug discovery capabilities. In this program, Galapagos reported the achievement of Proof of Principle with compounds against its proprietary targets, showing *ex vivo* protection of bovine cartilage explants. Galapagos has several series of compounds in hit-to-lead and lead optimization that have potential to deliver novel therapeutics for the treatment of OA.

With the acquisition of ProSkelia on 22 December 2006, Galapagos enhanced its product portfolio with the addition of three programs in bone diseases (two for osteoporosis and one for bone metastasis), and one in cachexia (muscle atrophy and weight loss). The combined drug discovery portfolio will contribute to Galapagos' goal of having multiple clinical programs in bone and joint diseases by the end of 2008. The transaction with ProSkelia also included an exclusive license option to oestradiol glucoside (E2G), a product for treatment of 'hot flashes', a menopausal symptom. Galapagos has started the preparations to initiate a Phase IIb clinical trial for this compound in Q4 of 2007. In addition to its programs, the acquisition of ProSkelia contributes capabilities and facilities that will greatly accelerate the Galapagos programs in bone and joint diseases.

Capital increases and issue of shares

On 1 January 2006, the share capital of Galapagos NV was €68,979,568.99, represented by 12,674,122 shares.

On January 9, 2006, the share capital of Galapagos NV was increased with €1,496,891.55 represented by 274,659 shares. This capital increase occurred following the end of the compulsory acquisition procedure in connection with the acquisition of BioFocus.

On 3 February 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 Belgium/The Netherlands for employees, directors and consultants, under which 350,000 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 23 March 2006, a total of 407,850 warrants were exercised by employees under the Warrant Plan 2002 Belgium, resulting in a capital increase of €407,850 and the issue of 101,962 new shares.

On 12 May 2006, within the framework of the authorized capital, the Board of Directors created the Warrant Plan 2006 UK, substantially for UK based employees of the Galapagos Group, under which 453,715 warrants were created. No warrants have been exercised under this plan per 31 December 2006.

On 19 September 2006, within the framework of the authorized capital, the Board of Directors decided to increase the share capital of the Company with €7,087,856.89 (plus €4,005,273.11 in issuance premium) by means of a private placement, wholly subscribed by Fortis Bank NV (Belgium), resulting in the issuance of 1,305,074 new shares.

In December 2006, Galapagos NV acquired Inpharmatica Limited. The acquisition price of Inpharmatica consisted of three components: the ongoing business was valued at €6.5 million, the estimated cash at an additional €6 million and the potential maximum earn-out related to commercial milestones at €6.6 million. Galapagos will issue the new shares, on the basis of €8.82 per share (the average share price of Galapagos over the last thirty days prior to 5 December 2006). On 8 December 2006, as consideration for this acquisition of Inpharmatica Limited and within the framework of the authorized capital, the Board of Directors decided to increase the capital of the Company by the issuance of maximum 2,165,532 new shares under the suspending condition of the actual contribution in kind to Galapagos' assets of 41,487,248 "C Preference" shares of Inpharmatica Limited as well as under certain other suspending conditions. On the same day, the Board of Directors established that 31,033,843 of such Inpharmatica "C Preference" shares were actually contributed, and therefore resolved to increase the share capital of Galapagos by €2,537,433.60 (plus €1,576,567.20 in issuance premium) and to issue 466,440 new shares to the relevant contributing Inpharmatica shareholders. The second tranche of shares is expected to be issued in April 2007. The third tranche of shares is expected to be issued in May 2007. The exact number of shares to be issued in these two tranches at each time will depend upon certain confidential contractual provisions that have been set forth in the Inpharmatica acquisition agreement. The maximum number of shares that still can be issued in the second and the third tranche is 1,541,950.

On 21 December 2006, the Board of Directors established that the remaining 10,453,405 of the aforementioned Inpharmatica "C Preference" shares were actually contributed in kind and in consideration therefore resolved to increase the share capital of Galapagos by €854,852.48 (plus €531,139.96 in issuance premium) and to issue 157,142 new shares to the relevant contributing Inpharmatica shareholders.

On 21 December 2006, a total of 46,400 warrants (in which 4 warrants give rights to purchase 1 share following the reverse split 1:4 of the shares in 2005) were exercised by employees, as follows: (i) 4,800 warrants under the Warrant Plan 1999 Belgium and 11,600 warrants under the Warrant Plan 2002 Belgium, with exercise price of €1.00 per warrant; and (ii) 30,000 warrants under the Warrant Plan 2002 The Netherlands, with exercise price of €1.17 per warrant. This exercise of warrants resulted in a capital increase of €51,500.00 and the issue of 11,600 new shares.

On 22 December 2006, within the framework of the authorized capital and in conjunction with the acquisition of ProSkelia SASU, the Board of Directors decided to increase the share capital of the Company by €18,842,457 (plus €12,157,543 in issuance premium) through a private placement of new shares with institutional investors in the US and Europe, resulting in the issuance of 3,463,683 new shares.

On 22 December 2006, within the framework of the authorized capital, the Board of Directors decided: (i) to increase the capital of the Company by the issuance to ProSkelia BV of 1,396,648 new shares in consideration for the contribution in kind to Galapagos' assets by ProSkelia BV of 100% of the shares of ProSkelia SASU, and consequently (ii) to increase the share capital of the Company by €7,597,765 (plus €4,902,235 in issuance premium).

On 31 December 2006, the Company's share capital was of €107,856,175.51, represented by 19,851,330 shares without nominal value. All shares are issued and fully paid up and are of the same class.

Information concerning the Company's subsidiaries

During the year 2006, Galapagos acquired the drug discovery activities of Discovery Partners International Inc. (USA) for €4.25 million in cash. Subsequently, Galapagos' service division BioFocus was renamed "BioFocus DPI," and obtained a top tier position in drug discovery services. As a result of the acquisition, Galapagos not only strengthened the offering and operating capacity of its service division, but also acquired additional capacity for its turnkey alliance with GlaxoSmithKline.

Galapagos acquired Inpharmatica Limited (UK) through an all-share offer,. The acquired Admensa and Chematica platforms were integrated into the BioFocus DPI service division offering, thereby enhancing the division's ability to help clients select drug targets and compounds throughout the drug discovery process. The acquisition price of Inpharmatica is in three components: the ongoing business is valued at €6.5 million, the estimated cash at an additional €6 million (of which half is due by 31 December 2006), and the potential maximum earn-out related to commercial milestones at €6.6 million.

Galapagos further acquired ProSkelia SASU (France) from ProStrakan Group plc (UK), whereby it obtained R&D operations focused on bone diseases as well as a portfolio of three R&D programs in bone diseases (osteoporosis and bone metastasis), and one program in cachexia (muscle atrophy and weight loss). The transaction includes an exclusive option and license to oestradiol glucoside, a product that has successfully completed a phase IIa clinical study for treatment of menopausal symptoms ('hot flashes'). The acquisition price of ProSkelia comprises €12.5 million in newly issued Galapagos shares. This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that Galapagos will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties on product sales. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and the outlicensing of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should Galapagos decide to partner or out-license this.

As a consequence of these acquisitions, at the end of 2006, Galapagos NV had subsidiaries in the Netherlands (Galapagos Genomics BV), UK (BioFocus plc, BioFocus Discovery Ltd, Cambridge Drug Discovery Holding Ltd, Cambridge Discovery Ltd, Cambridge Genetics Ltd, Inpharmatica Ltd,), in the US (BioFocus Inc, Compound Focus Inc, BioFocus DPI Inc, Xenometrix Inc), Switzerland (BioFocus DPI AG), Germany (Discovery Partners International GmbH), Japan (BioFocus DPI LLC), and France (ProSkelia SASU).

Risk factors

Typically for a biotechnology group, the Company is confronted with a number of risks and uncertainties. We want to highlight the following risks: (i) the success of Galapagos is uncertain due to its limited operating history, its history of operating losses and the uncertainty of future profitability, (ii) Galapagos will need additional capital in the future to sufficiently fund its operations and research; (iii) there is a high risk that early-stage drug discovery and development might not successfully generate good drug candidates; (iv) Galapagos might not be able to commercialize its drug candidates successfully if problems arise in the testing and approval process or if competitors develop technologies which are more effective than those of Galapagos (v) most of Galapagos' expected future revenues are contingent upon collaborative and license agreements; (vi) Galapagos' success is dependent on intellectual property rights held by it and third parties and its interest in such rights is complex and uncertain; (vii) due to its lack of experience in conducting clinical trials and manufacturing, Galapagos needs to rely on third parties which may delay its clinical trials, or may jeopardize regulatory approval for its product candidates if such third parties do not perform as contractually required or expected.

Conflicting interests of directors

In connection with the acquisition of Inpharmatica Ltd by Galapagos in December 2006: among the shareholders of Inpharmatica were a number of venture capital investment funds belonging to the Advent Venture Partners group (London, UK). As Dr Parekh was a General Partner with Advent Venture Partners (a minority shareholder of Inpharmatica Limited), Dr Parekh has not participated in the deliberations and votes that took place in the Board in connection with the acquisition of Inphamatica, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: The Company acquired Inpharmatica in the context of its strategy to build a worldwide leading position in drug discovery services; the acquisition will contribute to the Company's capability to enter into turn-key drug discovery alliances with pharmaceutical and biotechnology companies, as well as to support its own internal drug discovery pipeline. The Company will, based on a share price of €8.82 (the 30 day average of the Company's share closing price up to 5 December 2006) issue a maximum of 2,165,582 new shares, i.e. a maximum capital increase with €19,099,992.24 (including issuance premium). The exact number of shares to be allotted to Inpharmatica shareholders will depend on the achievement of certain conditions (including the cash balance of Inpharmatica) agreed upon in the acquisition agreement. The shares will be issued in 3 tranches. A first tranche of 623,582 shares has been allotted on 8 December and 21 December 2006; the next two tranches will be calculated and allotted in April and May 2007.
At the Board meeting of October 10, 2006, the following was written down: "The acting Chairman informed the Board of a declaration of conflicting interest, in connection with project "Inpharmatica", made by Raj Parekh who in his capacity of general partner of Advent Venture Partners (a shareholder of Inpharmatica) holds a position within Advent similar to a position of a board member of a Belgian company. Dr Parekh did not attend this meeting of the Board and consequently did not participate in the deliberations or vote."
At the Board meeting of November 7, 2006, the following was written down: "Dr Parekh informed the Board of a conflicting interest he has in connection with project "Inpharmatica" and explained that, in his capacity of general partner of Advent Venture Partners (a shareholder of "Inpharmatica"), he holds a position within Advent that has similarities with the position of an executive board member of a Belgian company. Because of this conflicting interest, Dr Parekh did not participate in the deliberation and vote

on this agenda item. The financial consequences for Galapagos of the acquisition of Inpharmatica will be set forth in a special board report ex article 602 BCC."

In connection with the acquisition of ProSkelia SASU by Galapagos in December 2006. As Dr Wilson Totten, a member of the Board of Galapagos, was also CEO of ProStrakan Group plc, the ultimate parent company of ProSkelia SASU, Dr Totten did at no point in time participate in the Board's deliberations and votes relating to this acquisition project, in accordance with article 523 BCC. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the BCC and can be summarized as follows: With its programs in rheumatoid arthritis, its GSK alliance in osteoarthritis, and the acquisition of the ProSkelia programs, the Company is becoming a leader in the discovery and development of small molecule drugs to treat bone and joint diseases. With the licensing of ProStrakan's E2G program, the Company will be able to execute a phase IIb trial and build the necessary infrastructure to progress its other products into and through clinical testing. Additionally, the Company expands its collaborations with leading pharma and biotech companies, while operating a fast growing business unit in drug discovery services. The acquisition price of ProSkelia comprises €12.5 million (including issuance premium) in newly issued Galapagos shares (1,396,648 shares) on the basis of €8.95 per share (the average Galapagos share price over the last thirty days prior to 22 December 2006 as quoted on Euronext Amsterdam). This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that the Company will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should the Company decide to partner or out-license this.

At the Board meeting of October 10, 2006, the following was written down: "Wilson Totten called in (phone) at 13h00 to present in general and neutral terms the background of why ProSkelia is in the offering, and to answer the Board's factual questions relating to ProSkelia. Mr Totten stressed that in this call he acted solely in his capacity of CEO of the Group of which ProSkelia is part. Not at any time during his telephonic attendance did he comment in his capacity as member of the board of Galapagos. He did not participate in any deliberation or vote relating to ProSkelia. Mr Totten called off at 13h25."

At the Board meeting of November 7, 2006, the following was written down: "The Board acknowledges that Board member Dr Wilson Totten has informed the Board of a conflicting interest he has in connection with project "ProSkelia" because of his capacity of CEO of the ultimate parent company of ProSkelia, that Dr Totten did not attend this Board meeting and that at no point in time he has participated as a member of the Galapagos Board in the deliberations and votes relating to project ProSkelia. If and when project "ProSkelia" will be executed, the financial consequences for Galapagos of the acquisition of "ProSkelia" will be set forth in a special board report ex article 602 BCC."

At the Board meeting of December 12, 2006, the following was written down: "The Board acknowledged that Board member Dr Wilson Totten has informed the Board of a conflicting interest he has in connection with project "ProSkelia" because of his capacity of CEO of the ultimate parent company of ProSkelia, that Dr Totten did not attend this Board meeting and that at no point in time he has participated as a member of the Galapagos Board in the deliberations and votes relating to project ProSkelia. If and when project "ProSkelia" will be executed, the financial consequences for Galapagos of the acquisition of "ProSkelia" will be set forth in a special board report pursuant to article 602 BCC."

In connection with the approval by the Board of 12 December 2006 of a €10,000 compensation for Dr David Stone in connection with his stepping down from the Board two years before the end of his mandate, Dr Stone did not participate in the deliberation and the vote, in application of article 523 BCC. At the board meeting of December 19, the application of the article 523 BCC at the December 12 Board meeting has been confirmed: "In application of article 523 of the Belgian Code of Companies the following is reported in connection with the compensation for Dr David Stone: "The Chairman declares that Dr David Stone has informed the Board of Directors of a conflict of interest concerning the compensation to him in connection with his stepping down from the Board. It has been explained to the Board that such compensation is proposed upon recommendation of the Remuneration Committee. The compensation will have no significant impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed compensation is justified and reasonable. Dr Stone has not taken part in the deliberation and the vote concerning this decision."

In connection with the decision of the Board of 12 December 2006 to harmonize the vesting structure of the warrants, granted to Directors under the 2002 Warrant Plan to make all vesting linear over a vesting period of 36 months and thus bringing it in line with the 36-months vesting mechanism for Directors as set forth in the 2005 Warrant Plan and the Warrant Plan 2006 Belgium/The Netherlands, the Directors involved (Dr Parekh, Mr Verdonck, Dr Totten and Dr Ross) did not participate in the deliberation and vote insofar as they were affected (Dr Totten did not attend the meeting), in application of article 523 BCC. The linear vesting over 36 months will have no impact on the financial position of the company.
At the Board of December 19, 2006, the application of the article 523 BCC at the December 12 Board meeting has been confirmed: "In application of article 523 of the Belgian Code of Companies the following is reported in connection with the harmonization of the vesting period of warrants for non-executive directors, granted under the 2002 Warrant Plan, to a linear vesting over 36 months: "The Chairman declares that he himself, Mr Verdonck, Dr Totten and Dr Ross have informed the Board of Directors of a conflict of interest concerning said harmonization insofar it may apply to each of them respectively. It has been explained to the Board that such harmonization is proposed upon recommendation of the Remuneration Committee and is justified to bring the vesting in line with the vesting period for directors as set forth in the 2005 Warrant Plan and the Warrant Plan 2006 Belgium/The Netherlands. The linear vesting over 36 months will have no impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed change to a linear vesting over 36 months is justified and reasonable. Dr Parekh, Mr Verdonck, Dr Ross and Dr Totten did not take part in the deliberation and the vote concerning this decision, insofar as they were affected (Dr Totten did not attend the meeting)."

In connection with the Board decision of 12 December 2006 establishing a Management Bonus Plan, the procedure of article 523 BCC has been followed by and relating to the CEO, Mr van de Stolpe. The total cost included for this Management Bonus Plan (for the entire key management group) in the consolidated financial statements for the year ended 31 December 2006 amounted to €616,191.
At the board meeting of December 19, 2006, the application of the article 523 BCC at the December 12, 2006 Board meeting has been confirmed: "In application of article 523 of the Belgian Code of Companies the following is reported in connection with the Management Bonus Plan: "The Chairman declares that Mr Onno van de Stolpe has informed the Board of Directors of a conflict of interest concerning the Management Bonus Plan insofar it may apply to him. It has been explained to the Board that such Management Bonus Plan is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by the company's management group. The bonus awards (if any) under this Management Bonus Plan will have no material impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed Management Bonus Plan is justified and reasonable. Mr van de Stolpe has not taken part in the deliberation and the vote concerning this decision."

In connection with the Board decision of 19 December 2006 concerning the establishment of the level of the 2006 bonus for the CEO (Mr van de Stolpe) at a certain percentage of his gross salary in case the ProSkelia acquisition and the private placement related thereto is successfully closed (and at 10% lower percentage if this is not the case) (the payment of half of which is deferred for three years, and subject to the performance of the Galapagos stock price), his 2007 salary increase (4%) and the principle of a future warrant grant to him (number of warrant to be defined in the future), the procedure of article 523 BCC was followed. The cost included for the abovementioned CEO bonus in the financial statements ended on 31 December 2006 amounted to €203,562. At the Board meeting of December 19, 2006, the following was written down: "The Chairman declares that Mr Onno van de Stolpe has informed the Board of Directors of a conflict of interest concerning the proposed award to him of a bonus, a salary increase, and a possible future grant of warrants. It has been explained to the Board that the award of said benefits is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by Mr van de Stolpe in 2006. The award of these benefits will have no material impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed benefits are justified and reasonable. Mr van de Stolpe has not taken part in the deliberation and the vote concerning this decision."

In 2006, there have been no arrangements or understandings with major shareholders pursuant to which a representative of such shareholder became a Board Member or Executive Committee member of the Company.

Exceptional activities of the statutory auditor

Apart for the annual remuneration of €64,900 (plus expenses) for his mandate as statutory auditor, as approved by the shareholders' meeting of 4 April 2006, an aggregate additional payment of €122,794 (excluding VAT) has been made during the financial year 2006 to the auditor or to persons with whom he works in a professional collaboration framework, for additional services as follows: (i) €53,490 for legal missions in the framework of contributions in kind, exercise of warrants, etc; (ii) €12,135 for other attestations; (iii) €15,249 for tax advice; and (iv) €41,920 as additional remuneration for his mandate as statutory auditor, as a result of the change in the group of companies to be consolidated. The Board of Directors is of the opinion that these ad hoc activities will not influence the opinion of the statutory auditor in the performance of its statutory duties. The majority of the abovementioned additional fees has been approved by the Audit Committee.

Significant events that took place after the end of the financial year

Galapagos announced the following after 31 December 2006:

- resignations of Wilson Totten (per 23 December 2006) and David Stone (per 31 December 2006) from the Board of Directors;
- appointment of Rudi Pauwels as new, independent Board member per 1 January 2007.

Going concern and accounting standards

As the balance sheet of the Company shows a loss carry-over and the profit and loss account shows a loss during two consecutive financial years, the Board has examined the accounting standards and is of the opinion that the accounting standards can be applied under the assumption of continuity. Taking into account the solid cash position and the favourable developments of the Company's own drug discovery activities and its subsidiaries' service activities, the Board is of the opinion that it can submit the annual accounts in view of continuity. The Board is also of the opinion that additional financing could be obtained, if required.

Whilst Galapagos NV's cash position is sufficient for the Company's immediate and short term needs, the Board points out that if the R&D activities continue to go well, the Company may need to seek additional funding to support the continuing development of its pipeline. It can be expected that because of these increasing expenditures and resulting losses the net assets of the Company, without further cash injection, will again fall below half of the share capital within the next 2 years. If and when this happens, the procedure according to article 633 of the Belgian Code of Companies will require the Board to draw up a report to be submitted to the Shareholders Meeting to decide upon the continuation or cessation of activities.

Relationship with important shareholders

Galapagos NV has no knowledge of the existence of any shareholders agreements between Galapagos' shareholders, except for:

- the lock-up agreement among the pre-IPO shareholders whereby they will consult each other and those willing to sell will act together should the IPO-managers (KBC Securities and Kempen & Co together) consent to a sale of shares prior to the end of the two year lock-up period that started at the IPO of 10 May 2005.
- the lock-up agreement in respect of the former shareholders of Inpharmatica Limited by which the holders of "C" Preference Shares of Inpharmatica who have contributed such Inpharmatica shares to the capital of Galapagos and in consideration therefore have received Galapagos shares, are bound by a lock-up until 10 May 2007. These shares in lock-up represent 3.14% of the total shares of Galapagos at the end of 2006 (19,851,330).
- the lock-up agreement in respect of the former shareholder of ProSkelia SASU, by which ProSkelia B.V., i.e. the former shareholder of ProSkelia SASU who contributed its ProSkelia SASU shares to the capital of Galapagos and in consideration therefore received Galapagos shares, is bound by a lock-up until 21 December 2007. In a limited number of specific conditions however, defined in the Share Contribution Agreement, deviations from this lock-up can be permitted. These shares in lock-up represent 7.03% of the total shares of Galapagos at the end of 2006 (19,851,330).

Corporate governance

On 29 March 2005, the Board of Directors approved the Company's Corporate Governance Charter, which is available on the website of the Galapagos. This charter is in addition to the corporate governance provisions included in the Belgian Code of Companies and in the Company's articles of association. The corporate governance rules aim at achieving an efficient management and an appropriate control of the Company.

The Company's Corporate Governance Charter includes the following specific rules and charters:

- Charter of the Board of Directors;
- Charter of the Audit Committee;
- Charter of the Nomination- and Remuneration Committee;
- Charter of the Executive Committee;
- Policy for transactions between the Company and its directors and executive managers;
- Protocols to avoid insider trading, relating to both the Belgian and the Dutch rules.

The Board of Directors expressed its opinion that clear understandings relating to corporate governance contribute to long-term value creation and to a workable equilibrium between the entrepreneurship on the one hand and the control functions of the management organisms on the other hand. The Board of Directors has set as an objective that the principles of the Belgian Corporate Governance Code (the so-called "Lippens-Code") be respected as scrupulously as possible. However, the Board of Directors also determined that it is permissible not to comply with certain corporate governance principles when the specific circumstances in which the Company operates are taken into account. In such cases, it shall apply the principle of "comply or explain."

Board of Directors

Galapagos' Board of Directors consists of a minimum five and maximum nine members, including the Chairman and the CEO. The Chairman is a non-executive director and does not hold the office of CEO. The Board of Directors consists of at least three independent directors.

Except for Onno van de Stolpe, all Board members are non-executive Directors. In 2006, the following persons were members of the Board: Raj Parekh, Onno van de Stolpe, Ferdinand Verdonck, Barry Ross, Laurent Ganem, Harrold van Barlingen, Geoff McMillan, Wilson Totten (resigned effective 23 December 2006), and David Stone (resigned effective 31 December 2006).

The Directors are elected by the Shareholders Meeting for a maximum period of four years.

According to the decision of the Annual General Meeting of 4 April 2006 the independent Directors receive a remuneration of €20,000 per year. The Chairman of the Audit Committee receives an additional amount of €5,000 for performing this activity. The non-executive Directors who do not qualify as independent Directors and who do not represent a shareholder of the Company also receive remuneration for their mandate as a Director of €20,000 per year. In the event a Director is less than 75% present on the meetings of the Board of Directors, the amounts referred to above will be proportionally decreased. Directors who represent a shareholder in the Board of Directors will only receive reimbursement of the expenses incurred for participating in the Board of Directors. The Chairman of the Board of Directors, Dr Raj Parekh, does not receive remuneration as the other Directors, nor is he entitled to reimbursement of expenses as the other Directors. However, a consultancy contract was made with the Chairman of the Company, under which the Chairman receives a monthly fee of £4,166 as compensation for giving strategic advice.

For the avoidance of doubt, the CEO does not receive any special remuneration for his work on the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Executive Committee. The Board of Directors points out that the Belgian Code on Corporate Governance does not recommend granting warrants to non-executive Directors, as this code contains a provision which states that non-executive Directors should not be entitled to performance-related remuneration such as stock related long-term incentive schemes. In deviation to this provision, the Board of Directors decided to grant warrants to non-executive directors. This way, the Company has additional possibilities to attract competent non-executive Directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on the financial results of the Company. Furthermore, the grant of warrants is a common use method in the sector in which the Company is active. Without this possibility, the Company would be confronted with a considerable disadvantage compared to competitors who do offer warrants to their non-executive Directors. The Board of Directors is of the opinion that the granting of warrants has no negative impact on the function of the non-executive Director.

A meeting is validly held if an attendance quorum of at least half of the present or represented members of the Board of Directors is met. Decisions of the Board of Directors are taken by normal majority.

Apart from the special board meetings relating to the grant of warrants and the cancellation of preferential subscription rights with regard to the grant of warrants and the issuance of new shares in the framework of acquisitions, the Board of Directors held 12 regular meetings in 2006.

The Board's role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed.

Committees

The *Nomination- and Remuneration Committee's* role is twofold: drafting recommendations to the Board of Directors regarding the remuneration policy of Galapagos and the remuneration of directors and members of the Executive Committee, and selecting the appropriate candidate-directors and making recommendations to the Board of Directors in relation to the appointment of directors and members of the Executive Committee.

The Nomination- and Remuneration Committee during 2006 consisted of the following three non-executive Directors, the majority of whom are independent Directors: Raj Parekh (Chairman), Ferdinand Verdonck, and Wilson Totten.

The Nomination and Remuneration Committee meets at least twice yearly. In 2006, the Nomination- and Remuneration Committee held four meetings.

The role of the *Audit Committee* is to follow up on financial reporting and verification of financial data, verify and follow up on the internal control mechanisms, evaluate and verify the effectiveness of the risk assessment systems, and follow up on the internal and external audit activities.

All members of the Audit Committee are non-executive Directors. The Chairman is an independent non-executive Director. The Audit Committee consists of the following three Directors: Ferdinand Verdonck (Chairman), Barry Ross, and Raj Parekh.

In 2006, the Audit Committee held 3 meetings.

The tasks of the *Executive Committee* include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to Galapagos' development in general, the drafting and development of policy guidelines to be approved by the Board of Directors, Galapagos' management through, among other things, the implementation of policy guidelines, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the CEO with the day-to-day management of Galapagos.

The Executive Committee currently consists of eight (8) people, who need not be a Director: Onno van de Stolpe, Graham Dixon, Andre Hoekema, Richard Neale, Chris Newton, David Philips, Dirk Pollet, David Smith.

The Executive Committee meets regularly, and at least once a month.

***

Galapagos intends to publish a 2006 Registration Document and a Transaction Note during March 2007. This document will contain more detailed information about risks, the businesses the company operates, corporate governance, and the all-share transactions completed in December 2006. The 2006 Registration Document and the Transaction Note will be made available on the Company website: www.glpg.com/investor/financial_reports.htm.

The Board of Directors thanks you for the confidence you show in Galapagos.

The Board of Directors will submit to you proposals of resolutions to approve the annual accounts for the financial year 2006, and to discharge the directors that were in office in 2006 and the Statutory Auditor, for the exercise of their mandate during the financial year that ended on 31 December 2006.

Mechelen, 1 March 2007.

On behalf of the Board of Directors,

Onno van de Stolpe
CEO

Raj Parekh
Chairman

Berkenlaan 8b
B/1831 Diegem
Belgium

Tel: +32 (2) 8002000
Fax: +32 (2) 8002001
http://www.deloitte.be

GALAPAGOS NV

STATUTORY AUDITOR'S REPORT FOR THE YEAR ENDED 31 DECEMBER 2006 TO THE SHAREHOLDERS' MEETING

To the shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us. This report includes our opinion on the financial statements together with the required additional comments and information.

Unqualified audit opinion on the financial statements

We have audited the financial statements of GALAPAGOS NV for the year ended 31 December 2006, prepared in accordance with the accounting principles applicable in Belgium, which show total assets of 119.559 (000) EUR and a loss for the year of 12.981 (000) EUR.

The board of directors of the company is responsible for the preparation of the financial statements. This responsibility includes among other things: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have assessed the basis of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the financial statements, taken as a whole. Finally, the board of directors and responsible officers of the company have replied to all our requests for explanations and information. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the financial statements as of 31 December 2006 give a true and fair view of the company's assets, liabilities, financial position and results in accordance with the accounting principles applicable in Belgium.

Additional comments and information

The preparation and the assessment of the information that should be included in the directors' report and the company's compliance with the requirements of the Companies Code and its articles of association are the responsibility of the board of directors.

Our responsibility is to include in our report the following additional comments and information which do not change the scope of our audit opinion on the financial statements:

- The directors' report includes the information required by law and is in agreement with the financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the company, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

  Except for the non-timely deposit at the National Bank of Belgium of the consolidated and standalone annual accounts, the consolidated and standalone management reports and the respective statutory auditor's reports by the Board of Directors in accordance with the Articles 98, 100 and 102 of the Companies Code for the accounting year ended 31 December 2005, no transactions have been undertaken or decisions taken in violation of the company's articles or the Companies Code such as we would be obliged to report to you. The appropriation of the results proposed to the general meeting is in accordance with the requirements of the law and the company's articles.

- In accordance with article 523 of the Companies Code, we are required to report on the following operations which have taken place since your last Annual General Meeting:

  - In connection with the acquisition of Inpharmatica Ltd by Galapagos in December 2006: among the shareholders of Inpharmatica were a number of venture capital investment funds belonging to the Advent Venture Partners group (London, UK). As Dr Parekh was a General Partner with Advent Venture Partners (a minority shareholder of Inpharmatica Limited), Dr Parekh has not participated in the deliberations and votes that took place in the Board in connection with the acquisition of Inpharmatica, in accordance with article 523 of the Companies Code. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the Companies Code and can be summarized as follows: The Company acquired Inpharmatica in the context of its strategy to build a worldwide leading position in drug discovery services; the acquisition will contribute to the Company's capability to enter into turn-key drug discovery alliances with pharmaceutical and biotechnology companies, as well as to support its own internal drug discovery pipeline. The Company will, based on a share price of €8.82 (the 30 day average of the Company's share closing price up to 5 December 2006) issue a maximum of 2,165,582 new shares, i.e. a maximum capital increase with €19,099,992.24 (including issuance premium). The exact number of shares to be allotted to Inpharmatica shareholders will depend on the achievement of certain conditions (including the cash balance of Inpharmatica) agreed upon in the acquisition agreement. The shares will be issued in 3 tranches. A first tranche of 623,582 shares has been allotted on 8 December and 21 December 2006; the next two tranches will be calculated and allotted in April and May 2007.

- In connection with the acquisition of ProSkelia SASU by Galapagos in December 2006. As Dr Wilson Totten, a member of the Board of Galapagos, was also CEO of ProStrakan Group plc, the ultimate parent company of ProSkelia SASU, Dr Totten did at no point in time participate in the Board's deliberations and votes relating to this acquisition project, in accordance with article 523 of the Companies Code. The rationale for and the financial implications of the transaction were explained in a special report of the Board per article 602 of the Companies Code and can be summarized as follows: With its programs in rheumatoid arthritis, its GSK alliance in osteoarthritis, and the acquisition of the ProSkelia programs, the Company is becoming a leader in the discovery and development of small molecule drugs to treat bone and joint diseases. With the licensing of ProStrakan's E2G program, the Company will be able to execute a phase IIb trial and build the necessary infrastructure to progress its other products into and through clinical testing. Additionally, the Company expands its collaborations with leading pharma and biotech companies, while operating a fast growing business unit in drug discovery services. The acquisition price of ProSkelia comprises €12.5 million (including issuance premium) in newly issued Galapagos shares (1,396,648 shares) on the basis of €8.95 per share (the average Galapagos share price over the last thirty days prior to 22 December 2006 as quoted on Euronext Amsterdam). This price is partially offset by estimated cash tax refunds of €9 million over the coming four years. In addition, ProStrakan will be eligible for earn-out payments capped at €14.5 million, as part of future income that the Company will derive from the acquired pre-clinical programs. For the license on E2G, ProStrakan will receive €5 million plus a fixed amount of licensing revenues receivable by Galapagos, as well as single digit royalties. These payments to ProStrakan for the E2G program are conditional to successful completion of Phase IIb clinical trials and partnering of the product. In addition, ProStrakan has right of first refusal on the cachexia program, should the Company decide to partner or out-license this.

- In connection with the approval by the Board of 12 December 2006 of a €10,000 compensation for Dr David Stone in connection with his stepping down from the Board two years before the end of his mandate, Dr Stone did not participate in the deliberation and the vote, in application of article 523 of the Companies Code.

- At the board meeting of 19 December 2006, the application of the article 523 of the Companies Code at the 12 December 2006 Board meeting has been confirmed. It has been explained to the Board that such compensation is proposed upon recommendation of the Remuneration Committee and the Board of Directors is of the opinion the compensation will have no significant impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed compensation is justified and reasonable.

- In connection with the decision of the Board of 12 December 2006 to harmonize the vesting structure of the warrants, granted to Directors under the 2002 Warrant Plan to make all vesting linear over a vesting period of 36 months and thus bringing it in line with the 36-months vesting mechanism for Directors as set forth in the 2005 Warrant Plan and the Warrant Plan 2006 Belgium/The Netherlands, the Directors involved (Dr Parekh, Mr Verdonck, Dr Totten and Dr Ross) did not participate in the deliberation and vote insofar as they were affected (Dr Totten did not attend the meeting), in application of article 523 of the Companies Code. The linear vesting over 36 months will have no significant impact on the financial position of the company.

- In connection with the Board decision of 12 December 2006 establishing a Management Bonus Plan, the procedure of article 523 of the Companies Code has been followed by and relating to the CEO, Mr van de Stolpe. The total cost included for this Management Bonus Plan (for the entire key management group) in the consolidated financial statements for the year ended 31 December 2006 amounted to €616,191.

- In connection with the Board decision of 19 December 2006 concerning the establishment of the level of the 2006 bonus for the CEO (Mr van de Stolpe) at a certain percentage of his gross salary in case the ProSkelia acquisition and the private placement related thereto is successfully closed (and at 10% lower percentage if this is not the case) (the payment of half of which is deferred for three years, and subject to the performance of the Galapagos stock price), his 2007 salary increase (4%) and the principle of a future warrant grant to him (number of warrant to be defined in the future), the procedure of article 523 of the Companies Code was followed. The cost included for the abovementioned CEO bonus in the consolidated financial statements ended on 31 December 2006 amounted to €203,562. It has been explained to the Board that the award of said benefits is proposed upon recommendation of the Remuneration Committee and is a justified reward for the results achieved by Mr van de Stolpe in 2006. The award of these benefits will have no material impact on the financial position of the company. The Board shares the opinion of the Remuneration Committee that the proposed benefits are justified and reasonable.

We have reviewed the descriptions of these aforementioned decisions and confirm that the financial consequences are fairly stated.

Diegem, 2 March 2007

The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Gert Vanhees

SUMMARY OF THE NON-CONSOLIDATED STATUTORY ACCOUNTS OF GALAPAGOS NV. THIS SUMMARY IS NOT A LEGAL DOCUMENT AND IS PROVIDED FOR INFORMATION PURPOSES ONLY

AUDITED 2006 NON-CONSOLIDATED FINANCIAL STATEMENTS

GALAPAGOS NV ABRIDGED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER

ASSETS

Thousands of €	2006	2005	2004
NON-CURRENT ASSETS	**70,137**	**30,735**	**2,153**
Intangible assets	111	10	41
Property Plant and Equipment	3,897	2,356	2,092
Financial Fixed Assets	66,129	28,369	20
CURRENT ASSETS	**49,422**	**24,521**	**12,125**
Inventories	185	143	98
Trade and Other Receivables	11,239	4,922	2,888
Cash and Cash Equivalents	37,998	19,456	9,139
TOTAL ASSETS	**119,559**	**55,256**	**14,278**

EQUITY AND LIABILITIES

Thousands of €	2006	2005	2004
Current liabilities	**19,709**	**5,050**	**2,958**
Trade and other payables	18,257	4,200	2,239
Obligations under finance lease	442	115	106
Payroll and tax liabilities	1010	735	613
Non-current liabilities	**1,590**	**1,728**	**1,413**
Obligations under finance lease	1,560	1,728	1,413
LIABILITIES	**21,269**	**6,778**	**4,371**
EQUITY	**98,290**	**48,478**	**9,907**
Capital and reserves	107,856	68,980	32,369
Share premium account	38,210	14,293	
Accumulated loss	-47,776	-34,795	-22,462
TOTAL EQUITY AND LIABILITIES	**119,559**	**55,256**	**14,278**

Thousands of €/ as at 31 December	**2006**	**2005**	**2004**
Turnover	7,006	2,570	5,380
Other operating income	664	693	1,303
Operating income	**7,670**	**3,263**	**6,683**
Raw materials, consumables and goods for resale	-1,767	-945	-1,196
Services and other goods	-13,700	-10,510	-3,841
Remuneration, social security costs and pensions	-4,369	-3,593	-3,594
Depreciation of and other amounts written off	-620	-488	-1,217
Other operation charges	-99	-230	-37
Operating loss	**-12,885**	**-12,503**	**-3,202**
Investment revenues	292	335	183
Finance income/ (cost)	-391	-166	-627
Loss on ordinary activities before taxes	**-12,984**	**-12,334**	**-3,645**
Extraordinary income	3	1	3
Loss before taxes	**-12,981**	**-12,333**	**-3,642**
Taxes			
LOSS FOR THE YEAR	**-12,981**	**-12,333**	**-3,642**
Loss brought forward	-34,795	-22,462	-18,820
Loss to be carried forward	**-47,776**	**-34,795**	**-22,462**

JAARREKENING IN DUIZENDEN EURO'S

NAAM: ***GALAPAGOS***

Rechtsvorm: ***Naamloze vennootschap***

Adres: ***Generaal De Wittelaan*** Nr.: ***L11*** Bus: ***A3***

Postnummer: ***2800*** Gemeente: ***Mechelen***

Rechtspersonenregister (RPR) - Rechtbank van Koophandel van: ***Mechelen***

Internetadres * : ***www.glpg.com***

Ondernemingsnummer ***0466.460.429***

DATUM ***26/01/2007*** van de neerlegging van de oprichtingsakte OF van het recentste stuk dat de datum van bekendmaking van de oprichtingsakte en van de akte tot statutenwijziging vermeldt.

JAARREKENING goedgekeurd door de algemene vergadering van ***03/04/2007***

met betrekking tot het boekjaar dat de periode dekt van ***01/01/2006*** tot ***31/12/2006***

Vorig boekjaar van ***01/01/2005*** tot ***31/12/2005***

De bedragen van het vorige boekjaar zijn identiek met die welke eerder openbaar werden gemaakt : ja / ~~neen~~ **

VOLLEDIGE LIJST met naam, voornamen, beroep, woonplaats (adres, nummer, postnummer en gemeente) en functie in de onderneming, van de BESTUURDERS, ZAAKVOERDERS EN COMMISSARISSEN

van de Stolpe Onno
Borzestraat 50, bus 2, 2800 Mechelen, België
Functie : Gedelegeerd bestuurder
Mandaat : 30/03/2005 - 09/05/2009

Ganem Laurent
Rue des Beaux 3bis, 75006 Paris, Frankrijk
Functie : Bestuurder
Mandaat : 30/03/2005 - 09/05/2009

Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA (IBR 014) 0429.053.863
Louizalaan 240, 1050 Brussel 5, België
Functie : Commissaris
Mandaat : 04/04/2006 - 07/04/2009

(vervolg op volgende bladzijden)

Zijn gevoegd bij deze jaarrekening: - het jaarverslag **
- het verslag van de commissarissen **

Totaal aantal neergelegde bladen: ***33*** Nummers van de bladen van het standaardformulier die niet werden neergelegd omdat ze niet dienstig zijn:

Handtekening (naam en hoedanigheid)	Handtekening (naam en hoedanigheid)
van de Stolpe Onno ***Gedelegeerd Bestuurder***	

* Facultatieve vermelding.
** Schrappen wat niet van toepassing is.

/ertegenwoordigd door :
Vanhees Gert
Louizalaan 240, 1050 Brussel 5, België

?oss Barry
\nnables Lane Harpenden , AL53PL Herts, Verenigd Koninkrijk
-unctie : Bestuurder
/landaat : 30/03/2005 - 09/05/2009

?arekh Raj
\lchester House, Near Wendlebury , OX252N2 Oxon, Verenigd Koninkrijk
-unctie : Bestuurder
/landaat : 30/03/2005 - 09/05/2009

Totten Wilson
/Voolton Hill-Newbury , RG209UZ Berks, Verenigd Koninkrijk
-unctie : Bestuurder
/landaat : 30/03/2005 - 23/12/2006

/an Barlingen Harrold
3olstraat 4, 3581 WX Utrecht, Nederland
-unctie : Bestuurder
/landaat : 10/05/2005 - 09/05/2009

/erdonck Ferdinand
Jederpolder 7, 9000 Gent, België
-unctie : Bestuurder
/landaat : 10/05/2005 - 09/05/2009

:tone David
Voodland Edge, Halstead Lane , TN14 Knockhalt, Sevenoaks, Kent, Verenigd Koninkrijk
unctie : Bestuurder
/landaat : 06/01/2006 - 31/12/2006

/lcMillan Geoff
:ameguards, Northend, Meldreth , SG8 6NX Royston, Hertfordshire, Verenigd Koninkrijk
unctie : Bestuurder
/landaat : 06/01/2006 - 07/04/2009

Het bestuursorgaan verklaart dat geen enkele opdracht voor nazicht of correctie werd gegeven aan iemand die daar wettelijk niet toe gemachtigd is met toepassing van de artikelen 34 en 37 van de wet van 22 april 1999 betreffende de boekhoudkundige en fiscale beroepen.

Werd de jaarrekening geverifieerd of gecorrigeerd door een externe accountant of door een bedrijfsrevisor die niet de commissaris is? ~~JA~~ /NEEN[1]

Indien JA, moeten hierna worden vermeld: naam, voornamen, beroep en woonplaats van elke externe accountant of bedrijfsrevisor en zijn lidmaatschapsnummer bij zijn Instituut, evenals de aard van zijn opdracht.
(A. Het voeren van de boekhouding van de onderneming[2]; B. Het opstellen van de jaarrekening van de onderneming[2]; C. Het verifiëren van deze jaarrekening; D. Het corrigeren van deze jaarrekening).

Indien taken bedoeld onder A. (Het voeren van de boekhouding van de onderneming) of onder B. (Het opstellen van de jaarrekening) uitgevoerd zijn door erkende boekhouders of door erkende boekhouders-fiscalisten, kunnen hierna worden vermeld: naam, voornamen, beroep en woonplaats van elke erkende boekhouder of erkende boekhouder-fiscalist en zijn lidmaatschapsnummer bij het Beroepsinstituut van erkende Boekhouders en Fiscalisten, evenals de aard van zijn opdracht (A. Het voeren van de boekhouding van de onderneming; B. Het opstellen van de jaarrekening).

Naam, voornamen, beroep en woonplaats	Lidmaatschaps-nummer	Aard van de opdracht (A, B, C en/of D)

Schrappen wat niet van toepassing is.
Facultatieve vermelding.

1. BALANS NA WINSTVERDELING

ACTIVA

	Codes	Boekjaar	Vorig boekjaar
VASTE ACTIVA	20/28	70.137	30.736
Oprichtingskosten (toelichting I)	20		
Immateriële vaste activa (toel. II)	21	111	10
Materiële vaste activa (toel. III)	22/27	3.897	2.356
A. Terreinen en gebouwen	22	115	117
B. Installaties, machines en uitrusting	23	879	552
C. Meubilair en rollend materieel	24	23	8
D. Leasing en soortgelijke rechten	25	2.824	1.178
E. Overige materiële vaste activa	26		
F. Activa in aanbouw en vooruitbetalingen	27	56	501
Financiële vaste activa (toel. IV en V)	28	66.129	28.370
A. Verbonden ondernemingen	280/1	66.129	28.370
1. Deelnemingen	280	66.129	28.370
2. Vorderingen	281		
B. Ondernemingen waarmee een deelnemingsverhouding bestaat	282/3		
1. Deelnemingen	282		
2. Vorderingen	283		
C. Andere financiële vaste activa	284/8		
1. Aandelen	284		
2. Vorderingen en borgtochten in contanten	285/8		
VLOTTENDE ACTIVA	29/58	49.422	24.520
Vorderingen op meer dan één jaar	29		
A. Handelsvorderingen	290		
B. Overige vorderingen	291		
Voorraden en bestellingen in uitvoering	3	185	143
A. Voorraden	30/36	185	143
1. Grond- en hulpstoffen	30/31	185	143
2. Goederen in bewerking	32		
3. Gereed product	33		
4. Handelsgoederen	34		
5. Onroerende goederen bestemd voor verkoop	35		
6. Vooruitbetalingen	36		
B. Bestellingen in uitvoering	37		
Vorderingen op ten hoogste één jaar	40/41	11.239	4.528
A. Handelsvorderingen	40	1.813	1.341
B. Overige vorderingen	41	9.426	3.187
Geldbeleggingen (toel. V en VI)	50/53	36.766	18.406
A. Eigen aandelen	50		
B. Overige beleggingen	51/53	36.766	18.406
Liquide middelen	54/58	913	1.049
Overlopende rekeningen (toel. VII)	490/1	319	394
TOTAAL DER ACTIVA	20/58	119.559	55.256

	Codes	Boekjaar	Vorig boekjaar
PASSIVA			
EIGEN VERMOGEN	10/15	98.290	48.478
I. Kapitaal (toel. VIII)	10	107.856	68.980
A. Geplaatst kapitaal	100	107.856	68.980
B. Niet-opgevraagd kapitaal (-)	101	( )	( )
II. Uitgiftepremies	11	38.210	14.293
III. Herwaarderingsmeerwaarden	12		
IV. Reserves	13		
A. Wettelijke reserve	130		
B. Onbeschikbare reserves	131		
1. Voor eigen aandelen	1310		
2. Andere	1311		
C. Belastingvrije reserves	132		
D. Beschikbare reserves	133		
V. Overgedragen winst	140		
Overgedragen verlies (-)	141	(47.776)	(34.795)
VI. Kapitaalsubsidies	15		
VOORZIENINGEN EN UITGESTELDE BELASTINGEN	16		
VII. A. Voorzieningen voor risico's en kosten	160/5		
1. Pensioenen en soortgelijke verplichtingen	160		
2. Belastingen	161		
3. Grote herstellings- en onderhoudswerken	162		
4. Overige risico's en kosten (toel. IX)	163/5		
B. Uitgestelde belastingen	168		
SCHULDEN	17/49	21.269	6.778
VIII. Schulden op meer dan één jaar (toel. X)	17	1.560	1.728
A. Financiële schulden	170/4	1.560	1.728
1. Achtergestelde leningen	170		
2. Niet-achtergestelde obligatieleningen	171		
3. Leasingschulden en soortgelijke schulden	172	1.560	1.728
4. Kredietinstellingen	173		
5. Overige leningen	174		
B. Handelsschulden	175		
1. Leveranciers	1750		
2. Te betalen wissels	1751		
C. Ontvangen vooruitbetalingen op bestellingen	176		
D. Overige schulden	178/9		
IX. Schulden op ten hoogste één jaar (toel. X)	42/48	16.678	3.928
A. Schulden op meer dan één jaar die binnen het jaar vervallen	42	442	115
B. Financiële schulden	43		
1. Kredietinstellingen	430/8		
2. Overige leningen	439		
C. Handelsschulden	44	4.221	2.912
1. Leveranciers	440/4	4.221	2.912
2. Te betalen wissels	441		
D. Ontvangen vooruitbetalingen op bestellingen	46		166
E. Schulden met betrekking tot belastingen, bezoldigingen en sociale lasten	45	1.010	735
1. Belastingen	450/3		
2. Bezoldigingen en sociale lasten	454/9	1.010	735
F. Overige schulden	47/48	11.005	
X. Overlopende rekeningen (toel. XI)	492/3	3.031	1.122
TOTAAL DER PASSIVA	10/49	119.559	55.256

2. RESULTATENREKENING
(in staffelvorm)

	Codes	Boekjaar	Vorig boekjaar
Bedrijfsopbrengsten	70/74	7.670	3.263
A. Omzet (toelichting XII, A)	70	7.006	2.570
B. Wijziging in de voorraad goederen in bewerking en gereed product en in de bestellingen in uitvoering (toename +, afname -)	71		
C. Geproduceerde vaste activa	72		
D. Andere bedrijfsopbrengsten (toel. XII, B)	74	664	693
Bedrijfskosten (-)	60/64	(20.555)	(15.766)
A. Handelsgoederen, grond- en hulpstoffen	60	1.767	945
1. Inkopen	600/8	1.809	990
2. Wijziging in de voorraad (toename -, afname +)	609	(42)	(45)
B. Diensten en diverse goederen	61	13.700	10.510
C. Bezoldigingen, sociale lasten en pensioenen (toel. XII, C2)	62	4.369	3.593
D. Afschrijvingen en waardeverminderingen op oprichtingskosten, op immateriële en materiële vaste activa	630	620	488
E. Waardeverminderingen op voorraden, bestellingen in uitvoering en handelsvorderingen (toevoegingen +, terugnemingen -) (toel. XII, D)	631/4		
F. Voorzieningen voor risico's en kosten (toevoegingen +, bestedingen en terugnemingen -) (toel. XII, C3 en E)	635/7		
G. Andere bedrijfskosten (toel. XII, F)	640/8	99	230
H. Als herstructureringskosten geactiveerde bedrijfskosten (-)	649	( )	( )
Bedrijfswinst (+)	70/64		
Bedrijfsverlies (-)	64/70	(12.885)	(12.503)
Financiële opbrengsten	75	292	335
A. Opbrengsten uit financiële vaste activa	750		
B. Opbrengsten uit vlottende activa	751	245	257
C. Andere financiële opbrengsten (toel. XIII, A)	752/9	47	78
Financiële kosten (-)	65	(391)	(166)
A. Kosten van schulden (toel. XIII, B en C)	650	205	142
B. Waardeverminderingen op andere vlottende activa dan bedoeld onder II. E (toevoegingen +, terugnemingen -) (toel. XIII, D)	651		
C. Andere financiële kosten (toel. XIII, E)	652/9	186	24
Winst uit de gewone bedrijfsuitoefening, vóór belasting (+)	70/65		
Verlies uit de gewone bedrijfsuitoefening, vóór belasting (-)	65/70	(12.984)	(12.334)

2. RESULTATENREKENING *(vervolg)*
(in staffelvorm)

/I. Winst uit de gewone bedrijfsuitoefening, vóór belasting (+)	*(70/65)*		
Verlies uit de gewone bedrijfsuitoefening, vóór belasting (-)	*(65/70)*	(12.984)	(12.334)
II. Uitzonderlijke opbrengsten	76	3	1
A. Terugneming van afschrijvingen en van waardeverminderingen op immateriële en materiële vaste activa	760		
B. Terugneming van waardeverminderingen op financiële vaste activa	761		
C. Terugneming van voorzieningen voor uitzonderlijke risico's en kosten	762		
D. Meerwaarden bij de realisatie van vaste activa	763	3	1
E. Andere uitzonderlijke opbrengsten (toel. XIV, A)	764/9		
II. Uitzonderlijke kosten (-)	66		
A. Uitzonderlijke afschrijvingen en waardeverminderingen op oprichtingskosten, op immateriële en materiële vaste activa	660		
B. Waardeverminderingen op financiële vaste activa	661		
C. Voorzieningen voor uitzonderlijke risico's en kosten (toevoegingen +, bestedingen -)	662		
D. Minderwaarden bij de realisatie van vaste activa	663		
E. Andere uitzonderlijke kosten (toel. XIV, B)	664/8		
F. Als herstructureringskosten geactiveerde uitzonderlijke kosten (-)	669	( )	( )
X. Winst van het boekjaar vóór belasting (+)	70/66		
Verlies van het boekjaar vóór belasting (-)	66/70	(12.981)	(12.333)
s. A. Onttrekking aan de uitgestelde belastingen (+)	780		
B. Overboeking naar de uitgestelde belastingen (-)	680	( )	( )
X. Belastingen op het resultaat (-) (+)	67/77		
A. Belastingen (toel. XV) (-)	670/3	( )	( )
B. Regularisering van belastingen en terugneming van voorzieningen voor belastingen	77		
I. Winst van het boekjaar (+)	70/67		
Verlies van het boekjaar (-)	67/70	(12.981)	(12.333)
I. Onttrekking aan de belastingvrije reserves (+)	789		
Overboeking naar de belastingvrije reserves (-)	689	( )	( )
I. Te bestemmen winst van het boekjaar (+)	*(70/68)*		
Te verwerken verlies van het boekjaar (-)	*(68/70)*	(12.981)	(12.333)

RESULTAATVERWERKING

	Codes	Boekjaar	Vorig boekjaar
. **Te bestemmen winstsaldo**	70/69		
Te verwerken verliessaldo (-)	69/70	*(47.776)*	*(34.795)*
1. Te bestemmen winst van het boekjaar	70/68		
Te verwerken verlies van het boekjaar (-)	68/70	*(12.981)*	*(12.333)*
2. Overgedragen winst van het vorige boekjaar	790		
Overgedragen verlies van het vorige boekjaar (-)	690	*(34.795)*	*(22.462)*
. **Onttrekking aan het eigen vermogen**	791/2		
1. aan het kapitaal en aan de uitgiftepremies	791		
2. aan de reserves	792		
. **Toevoeging aan het eigen vermogen** (-)	691/2	( )	( )
1. aan het kapitaal en aan de uitgiftepremies	691		
2. aan de wettelijke reserve	6920		
3. aan de overige reserves	6921		
. **Over te dragen resultaat**			
1. Over te dragen winst (-)	693	( )	( )
2. Over te dragen verlies	793	*47.776*	*34.795*
. **Tussenkomst van de vennoten in het verlies**	794		
. **Uit te keren winst** (-)	694/6	( )	( )
1. Vergoeding van het kapitaal	694		
2. Bestuurders of zaakvoerders	695		
3. Andere rechthebbenden	696		

3. TOELICHTING

	Codes	Bedragen
. **STAAT VAN DE OPRICHTINGSKOSTEN** (post 20 van de activa)		
Nettoboekwaarde per einde van het vorige boekjaar	8001	
Mutaties tijdens het boekjaar:		
. Nieuwe kosten van het boekjaar	8002	
. Afschrijvingen (-)	8003	( )
. Andere (+)(-)	8004	
Nettoboekwaarde per einde van het boekjaar	8005	
Waarvan: - Kosten van oprichting of kapitaalverhoging, kosten bij uitgifte van leningen en andere oprichtingskosten	200/2	
- Herstructureringskosten	204	

. STAAT VAN DE IMMATERIELE VASTE ACTIVA (post 21 van de activa)

	Codes	1. Kosten van onderzoek en ontwikkeling	2. Concessies, octrooien licenties, enz.
AANSCHAFFINGSWAARDE			
Per einde van het vorige boekjaar	801		*1.182*
Mutaties tijdens het boekjaar:			
. Aanschaffingen, met inbegrip van de geproduceerde vaste activa	802		*91*
. Overdrachten en buitengebruikstellingen (-)	803	( )	( )
. Overboekingen van een post naar een andere (+)(-)	804		*26*
Per einde van het boekjaar	805		*1.299*
AFSCHRIJVINGEN EN WAARDEVERMINDERINGEN			
Per einde van het vorige boekjaar	806		*1.172*
Mutaties tijdens het boekjaar:			
. Geboekt	807		*16*
. Teruggenomen want overtollig (-)	808	( )	( )
. Verworven van derden	809		
. Afgeboekt na overdrachten en buitengebruikstellingen (-)	810	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	811		
Per einde van het boekjaar	812		*1.188*
NETTOBOEKWAARDE PER EINDE VAN HET BOEKJAAR (a)-(c)	813		*111*

	Codes	3. Goodwill	4. Vooruitbetalingen
AANSCHAFFINGSWAARDE			
Per einde van het vorige boekjaar	801		
Mutaties tijdens het boekjaar:			
. Aanschaffingen, met inbegrip van de geproduceerde vaste activa	802		
. Overdrachten en buitengebruikstellingen (-)	803	( )	( )
. Overboekingen van een post naar een andere (+)(-)	804		
Per einde van het boekjaar	805		
AFSCHRIJVINGEN EN WAARDEVERMINDERINGEN			
Per einde van het vorige boekjaar	806		
Mutaties tijdens het boekjaar:			
. Geboekt	807		
. Teruggenomen want overtollig (-)	808	( )	( )
. Verworven van derden	809		
. Afgeboekt na overdrachten en buitengebruikstellingen (-)	810	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	811		
Per einde van het boekjaar	812		
NETTOBOEKWAARDE PER EINDE VAN HET BOEKJAAR (a)-(c)	813		

Nr.	0466.460.429			VOL 8.

I. STAAT VAN DE MATERIELE VASTE ACTIVA (posten 22 tot 27 van de activa)	Codes	1. Terreinen en gebouwen (post 22)	2. Installaties, machines en uitrusting (post 23)	3. Meubilair en rollend materieel (post 24)
a) AANSCHAFFINGSWAARDE				
Per einde van het vorige boekjaar	815	171	2.585	42
Mutaties tijdens het boekjaar:				
. Aanschaff., incl. de geprod. vaste activa	816	12	561	19
. Overdrachten en buitengebruikstellingen (-)	817	( )	(12)	( )
. Overboek. van een post naar een andere (+)(-)	818		16	
Per einde van het boekjaar	819	183	3.150	61
b) MEERWAARDEN				
Per einde van het vorige boekjaar	820			
Mutaties tijdens het boekjaar:				
. Geboekt	821			
. Verworven van derden	822			
. Afgeboekt (-)	823	( )	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	824			
Per einde van het boekjaar	825			
c) AFSCHRIJVINGEN EN WAARDEVERMIND.				
Per einde van het vorige boekjaar	826	54	2.033	34
Mutaties tijdens het boekjaar:				
. Geboekt	827	14	251	4
. Teruggenomen want overtollig (-)	828	( )	( )	( )
. Verworven van derden	829			
. Afgeboekt na overdr. en buitengebruikstell. (-)	830	( )	(12)	( )
. Overgeboekt van een post naar een andere (+)(-)	831			
Per einde van het boekjaar	832	68	2.272	38
d) NETTOBOEKW. PER EINDE BOEKJAAR (a)+(b)-(c)	833	115	878	23

	Codes	4. Leasing en soortgelijke rechten (post 25)	5. Overige materiële vaste activa (post 26)	6. Activa in aanbouw en vooruitbetalingen (post 27)
a) AANSCHAFFINGSWAARDE				
Per einde van het vorige boekjaar	815	1.884		501
Mutaties tijdens het boekjaar:				
. Aanschaff., incl. de geprod. vaste activa	816	1.552		26
. Overdrachten en buitengebruikstellingen (-)	817	( )	( )	( )
. Overboek. van een post naar een andere (+)(-)	818	429		(471)
Per einde van het boekjaar	819	3.865		56
b) MEERWAARDEN				
Per einde van het vorige boekjaar	820			
Mutaties tijdens het boekjaar:				
. Geboekt	821			
. Verworven van derden	822			
. Afgeboekt (-)	823	( )	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	824			
Per einde van het boekjaar	825			
c) AFSCHRIJVINGEN EN WAARDEVERMIND.				
Per einde van het vorige boekjaar	826	706		
Mutaties tijdens het boekjaar:				
. Geboekt	827	335		
. Teruggenomen want overtollig (-)	828	( )	( )	( )
. Verworven van derden	829			
. Afgeboekt na overdr. en buitengebruikstell. (-)	830	( )	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	831			
Per einde van het boekjaar	832	1.041		
d) NETTOBOEKW. PER EINDE BOEKJ. (a)+(b)-(c)	833	2.824		56
Waarvan: . Terreinen en gebouwen	250	456		
. Installaties, machines en uitrusting	251	2.216		
. Meubilair en rollend materieel	252	152		

V. STAAT VAN DE FINANCIELE VASTE ACTIVA (post 28 van de activa)

	Codes	1. Verbonden ondernemingen	2. Ondernemingen met deelnemingsverhouding	3. Andere ondernemingen
1. Deelnemingen en aandelen		*(post 280)*	*(post 282)*	*(post 284)*
) AANSCHAFFINGSWAARDE				
Per einde van het vorige boekjaar	835	***28.370***		
Mutaties tijdens het boekjaar:				
. Aanschaffingen	836	***37.759***		
. Overdrachten en buitengebruikstellingen (-)	837	( )	( )	( )
. Overboek. van een post naar een andere (+)(-)	838			
Per einde van het boekjaar	839	***66.129***		
) MEERWAARDEN				
Per einde van het vorige boekjaar	840			
Mutaties tijdens het boekjaar:				
. Geboekt	841			
. Verworven van derden	842			
. Afgeboekt (-)	843	( )	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	844			
Per einde van het boekjaar	845			
) WAARDEVERMINDERINGEN				
Per einde van het vorige boekjaar	846			
Mutaties tijdens het boekjaar:				
. Geboekt	847			
. Teruggenomen want overtollig (-)	848	( )	( )	( )
. Verworven van derden	849			
. Afgeboekt na overdr. en buitengebruikstell. (-)	850	( )	( )	( )
. Overgeboekt van een post naar een andere (+)(-)	851			
Per einde van het boekjaar	852			
) NIET-OPGEVRAAGDE BEDRAGEN				
Per einde van het vorige boekjaar	853			
Mutaties tijdens het boekjaar (+)(-)	854			
Per einde van het boekjaar	855			
IETTOBOEKWAARDE PER EINDE /AN HET BOEKJAAR (a) + (b) - (c) - (d)	856	***66.129***		
2. Vorderingen		*(post 281)*	*(post 283)*	*(post 285/8)*
IETTOBOEKWAARDE PER EINDE /AN HET VORIGE BOEKJAAR	857			
/lutaties tijdens het boekjaar:				
Toevoegingen	858			
Terugbetalingen (-)	859	( )	( )	( )
Geboekte waardeverminderingen (-)	860	( )	( )	( )
Teruggenomen waardeverminderingen	861			
Wisselkoersverschillen (+)(-)	862			
Overige (+)(-)	863			
IETTOBOEKWAARDE PER EINDE /AN HET BOEKJAAR	864			
ECUMULEERDE WAARDEVERMINDERINGEN)P VORDERINGEN PER EINDE BOEKJAAR	865			

V. A. DEELNEMINGEN EN MAATSCHAPPELIJKE RECHTEN IN ANDERE ONDERNEMINGEN

Hieronder worden de ondernemingen vermeld waarin de onderneming een deelneming bezit (opgenomen in de posten 280 en 282 van de activa), alsmede de andere ondernemingen waarin de onderneming maatschappelijke rechten bezit (opgenomen in de posten 284 en 51/53 van de activa) ten belope van ten minste 10 % van het geplaatste kapitaal.

NAAM, volledig adres van de ZETEL en zo het een onderneming naar Belgisch recht betreft, het ONDERNEMINGSNUMMER	Maatschappelijke rechten gehouden door			Gegevens geput uit de laatst beschikbare jaarrekening			
	de onderneming (rechtstreeks)		dochters	Jaarrekening per	Muntcode	Eigen vermogen	Nettoresultaat
	Aantal	%	%			(+) of (-) (in duizenden munteenheden)	
Galapagos Genomics BV ***Archimedesweg 4*** ***2333 Leiden*** ***Nederland***				*31/12/2005*	*EUR*	*-47*	*15*
Aandelen op naam	*200*	*100,00*					
BioFocus plc ***Chesterford Research Park, Saffron Walden*** ***CB10 1X Essex*** ***Verenigd Koninkrijk***				*31/12/2005*	*GBP*	*23.861*	*-6.065*
aandelen op naam	*16661424*	*100,00*					
BioFocus DPI AG ***Gewerbestrasse 14*** ***CH-4123 Allschwill*** ***Zwitserland***				*31/12/2005*	*CHF*	*-3.353*	*-4.665*
aandelen op naam	*2000000*	*100,00*					
Inpharmatica Ltd ***Commonwealth House 1-19*** ***WC1A1NU London*** ***Verenigd Koninkrijk***				*31/12/2006*	*GBP*	*-10.368*	*387*
aandelen op naam	*84700014*	*100,00*					
ProSkelia SASU ***route de Noisy 102*** ***93230 Romainville*** ***Frankrijk***				*31/12/2005*	*EUR*	*50.049*	*-23.229*
aandelen op naam	*915562*	*100,00*					

B. ONDERNEMINGEN WAARVOOR DE ONDERNEMING ONBEPERKT AANSPRAKELIJK IS IN HAAR HOEDANIGHEID VAN ONBEPERKT AANSPRAKELIJK VENNOOT OF LID

e jaarrekening van elk van de ondernemingen waarvoor de onderneming onbeperkt aansprakelijk is, wordt bij de voorliggende rrekening gevoegd en samen hiermee openbaar gemaakt, tenzij in de tweede kolom de reden wordt vermeld waarom dit niet het val is; deze vermelding gebeurt door te verwijzen naar de van toepassing zijnde code (A, B of C) die onderaan het blad wordt bepaald.

NAAM, volledig adres van de ZETEL, RECHTSVORM en zo het een onderneming naar Belgisch recht betreft, het ONDERNEMINGSNUMMER	Eventuele code (*)
Galapagos Genomics BV *Archimedesweg 4* *2333 Leiden* *Nederland*	C

(*) De jaarrekening van de vermelde onderneming:

A. wordt door deze onderneming openbaar gemaakt door neerlegging bij de Nationale Bank van België;

B. wordt door deze onderneming daadwerkelijk openbaar gemaakt in een andere Lid-Staat van de Europese Unie, overeenkomstig artikel 3 van de richtlijn 68/151/EEG;

C. wordt door integrale of evenredige consolidatie opgenomen in de geconsolideerde jaarrekening van de onderneming die is opgesteld, gecontroleerd en openbaar gemaakt overeenkomstig de bepalingen van het Wetboek van vennootschappen inzake de geconsolideerde jaarrekening.

I. GELDBELEGGINGEN: OVERIGE BELEGGINGEN (post 51/53 van de activa)

	Codes	Boekjaar	Vorig boekjaar
Aandelen	51		
Boekwaarde verhoogd met het niet-opgevraagde bedrag	8681		
Niet-opgevraagde bedrag (-)	8682	( )	( )
Vastrentende effecten	52		
waarvan uitgegeven door kredietinstellingen	8684		
Termijnrekeningen bij kredietinstellingen	53	*36.766*	*18.406*
met een resterende looptijd of opzegtermijn van:			
. hoogstens één maand	8686	*30.396*	*499*
. meer dan één maand en hoogstens één jaar	8687	*253*	*10.869*
. meer dan één jaar	8688	*6.117*	*7.038*
Hierboven niet-opgenomen overige geldbeleggingen	8689		

I. OVERLOPENDE REKENINGEN

	Boekjaar
Uitsplitsing van de post 490/1 van de activa indien daaronder een belangrijke bedrag voorkomt.	
Vooruitbetaalde posten	*74*
Te ontvangen inkomsten: subsidies	*245*

I. STAAT VAN HET KAPITAAL

	Codes	Bedragen	Aantal aandelen
A. MAATSCHAPPELIJK KAPITAAL			
1. Geplaatst kapitaal (post 100 van de passiva)			
- Per einde van het vorige boekjaar	8700	*68.980*	xxxxxxxxxxxxxxxxxx
- Wijzigingen tijdens het boekjaar:			
gedwongen uitkoop van BioFocus-aandeelhouders		*1.497*	*274.659*
uitoefening warranten Mar. en Dec.2006		*459*	*113.562*
Private Plaatsing Fortis Bank NV Sep.2006		*7.088*	*1.305.074*
inbreng in natura van aandelen van Inpharmatica		*3.392*	*623.582*
(vervolg op volgende bladzijden)			
- Per einde van het boekjaar	8701	**107.856**	xxxxxxxxxxxxxxxxxx
2. Samenstelling van het kapitaal			
2.1. Soorten aandelen			
aandelen zonder nominale waarde		*107.856*	*19.851.330*
2.2. Aandelen op naam of aan toonder			
Op naam	8702	xxxxxxxxxxxxxxx	*10.187.882*
Aan toonder	8703	xxxxxxxxxxxxxxx	*9.663.448*

/ervolg wijzigingen in het geplaatst kapitaal (VOL 12.)

	Bedragen	Aantal aandelen
nbreng in natura van aandelen van ProSkelia	***7.598***	***1.396.648***
Private Plaatsing Dec.2006	***18.842***	***3.463.683***

	Codes	1. Niet-opgevraagd bedrag *(post 101)*	2. Opgevraagd, niet-gestort bedrag
B. NIET-GESTORT KAPITAAL			
Aandeelhouders die nog moeten volstorten			
TOTAAL	871		

	Codes	1. Kapitaalbedrag	2. Aantal aandelen
C. EIGEN AANDELEN gehouden door:			
- de vennootschap zelf	872		
- haar dochters	873		
D. VERPLICHTINGEN TOT UITGIFTE VAN AANDELEN			
1. Als gevolg van de uitoefening van CONVERSIERECHTEN			
. Bedrag van de lopende converteerbare leningen	8740		
. Bedrag van het te plaatsen kapitaal	8741		
. Maximum aantal uit te geven aandelen	8742		
2. Als gevolg van de uitoefening van de INSCHRIJVINGSRECHTEN			
. Aantal inschrijvingsrechten in omloop	8745		*1.854.417*
. Bedrag van het te plaatsen kapitaal	8746	*9.251*	
. Maximum aantal uit te geven aandelen	8747		*1.854.417*
E. TOEGESTAAN, NIET-GEPLAATST KAPITAAL	8751	*18.749*	

	Codes	1. Aantal aandelen	2. Daaraan verbonden stemrecht
F. AANDELEN BUITEN KAPITAAL	876		
Waarvan: - gehouden door de vennootschap zelf	877		
- gehouden door haar dochters	878		

G. AANDEELHOUDERSSTRUCTUUR VAN DE ONDERNEMING OP DE DATUM VAN DE JAARAFSLUITING, zoals die blijkt uit de kennisgevingen die de onderneming heeft ontvangen:

(vervolg op volgende bladzijden)

X. VOORZIENINGEN VOOR OVERIGE RISICO'S EN KOSTEN

	Boekjaar
Uitsplitsing van de post 163/5 van de passiva indien daaronder een belangrijk bedrag voorkomt.	

Vervolg structuur van het aandeelhouderschap van de onderneming op de datum van de jaarafsluiting (VOL 13.)

Crucell	*1.236.097*
Tibotec	*1.113.964*
Abingworth	*1.502.374*
Apax	*1.277.366*
Burrill	*904.254*
ProStrakan	*1.396.648*
Dorset Management Corp.	*1.979.329*
AlpInvest	*507.819*
Fortis	*782.000*
Allianz	*659.002*
Vrij verhandelbare aandelen	*8.492.477*

STAAT VAN DE SCHULDEN

A. UITSPLITSING VAN DE SCHULDEN MET EEN OORSPRONKELIJKE LOOPTIJD VAN MEER DAN EEN JAAR, NAAR GELANG HUN RESTERENDE LOOPTIJD	Codes	SCHULDEN MET EEN RESTERENDE LOOPTIJD VAN		
		1. hoogstens één jaar	2. meer dan één jaar doch hoogstens 5 jaar	3. meer dan 5 jaar
		(post 42)	*(post 17)*	
Financiële schulden	880	*442*	*1.002*	*558*
1. Achtergestelde leningen	881			
2. Niet-achtergestelde obligatieleningen	882			
3. Leasingschulden en soortgelijke schulden	883	*442*	*1.002*	*558*
4. Kredietinstellingen	884			
5. Overige leningen	885			
Handelsschulden	886			
1. Leveranciers	887			
2. Te betalen wissels	888			
Ontvangen vooruitbetalingen op bestellingen	889			
Overige schulden	890			
TOTAAL	891	*442*	*1.002*	*558*

B. GEWAARBORGDE SCHULDEN (begrepen in de posten 17 en 42/48 van de passiva)	Codes	SCHULDEN (OF GEDEELTE VAN DE SCHULDEN) GEWAARBORGD DOOR	
		1. Belgische overheidsinstellingen	**2. zakelijke zekerheden gesteld of onherroepelijk beloofd op activa van de onderneming**
Financiële schulden	892		
1. Achtergestelde leningen	893		
2. Niet-achtergestelde obligatieleningen	894		
3. Leasingschulden en soortgelijke schulden	895		
4. Kredietinstellingen	896		
5. Overige leningen	897		
Handelsschulden	898		
1. Leveranciers	899		
2. Te betalen wissels	900		
Ontvangen vooruitbetalingen op bestellingen	901		
Schulden m.b.t. belastingen, bezoldigingen en sociale lasten	902		
1. Belastingen	903	xxxxxxxxxxxxxxxxxxxxx	
2. Bezoldigingen en sociale lasten	904		
Overige schulden	905		
TOTAAL	906		

C. SCHULDEN M.B.T. BELASTINGEN, BEZOLDIGINGEN EN SOCIALE LASTEN	Codes	Boekjaar
1. Belastingen (post 450/3 van de passiva)		
a) **Vervallen** belastingschulden	9072	
b) Niet-vervallen belastingschulden	9073	
c) Geraamde belastingschulden	450	
2. Bezoldigingen en sociale lasten (post 454/9 van de passiva)		
a) **Vervallen** schulden ten aanzien van de Rijksdienst voor Sociale Zekerheid	9076	
b) Andere schulden met betrekking tot bezoldigingen en sociale lasten	9077	*1.010*

I. OVERLOPENDE REKENINGEN

	Boekjaar
Uitsplitsing van de post 492/3 van de passiva indien daaronder een belangrijk bedrag voorkomt.	
Toe te rekenen kosten	*1.565*
Over te dragen opbrengsten	*1.466*

II. BEDRIJFSRESULTATEN

A. **NETTO-OMZET** *(post 70): per bedrijfscategorie en per geografische markt* **uitsplitsen in de bijlage bij het standaardformulier**, voor zover deze categorieën en markten, vanuit het oogpunt van de organisatie van de verkoop van goederen en de verlening van diensten in het kader van de normale bedrijfsuitoefening van de onderneming, onderling aanzienlijke verschillen vertonen.

	Codes	Boekjaar	Vorig boekjaar
B. ANDERE BEDRIJFSOPBRENGSTEN (post 74)			
Waarvan: exploitatiesubsidies en vanwege de overheid ontvangen compenserende bedragen	740	*574*	*657*
C1. WERKNEMERS INGESCHREVEN IN HET PERSONEELSREGISTER			
a) Totaal aantal op de afsluitingsdatum	9086	*78*	*54*
b) Gemiddeld personeelsbestand berekend in voltijdse equivalenten	9087	*67,3*	*46,0*
c) Aantal daadwerkelijk gepresteerde uren	9088	*108.600*	*78.668*
C2. PERSONEELSKOSTEN (post 62)			
a) Bezoldigingen en rechtstreekse sociale voordelen	620	*2.695*	*2.032*
b) Werkgeversbijdragen voor sociale verzekeringen	621	*876*	*677*
c) Werkgeverspremies voor bovenwettelijke verzekeringen	622	*89*	*66*
d) Andere personeelskosten	623	*709*	*818*
e) Pensioenen	624		
C3. VOORZIENINGEN VOOR PENSIOENEN(begrepen in post 635/7)			
Toevoegingen (+); bestedingen en terugnemingen (-)	635		
D. WAARDEVERMINDERINGEN (post 631/4)			
1. Op voorraden en bestellingen in uitvoering			
. geboekt	9110		
. teruggenomen (-)	9111	( )	( )
2. Op handelsvorderingen			
. geboekt	9112		
. teruggenomen (-)	9113	( )	( )
E. VOORZIENINGEN VOOR RISICO'S EN KOSTEN (post 635/7)			
Toevoegingen	9115		
Bestedingen en terugnemingen (-)	9116	( )	( )
F. ANDERE BEDRIJFSKOSTEN (post 640/8)			
Belastingen en taksen op de bedrijfsuitoefening	640	*53*	*210*
Andere	641/8	*46*	*20*
G. UITZENDKRACHTEN EN TER BESCHIKKING VAN DE ONDERNEMING GESTELDE PERSONEN			
1. Totaal aantal op de afsluitingsdatum	9096		
2. Gemiddeld aantal berekend in voltijdse equivalenten	9097	*0,5*	*0,3*
Aantal daadwerkelijk gepresteerde uren	9098	*950*	*591*
Kosten voor de onderneming	617	*15*	*8*

III. FINANCIELE RESULTATEN

	Codes	Boekjaar	Vorig boekjaar
A. ANDERE FINANCIELE OPBRENGSTEN (post 752/9)			
Door de overheid toegekende subsidies, aangerekend op het resultaat:			
. kapitaalsubsidies	9125		
. interestsubsidies	9126		
Uitsplitsing van de overige financiële opbrengsten, indien het belangrijke bedragen betreft.			
Niet gerealiseerde wisselresultaten		*0*	*63*
Gerealiseerde wisselresultaten		*47*	*15*
B. AFSCHRIJVINGEN VAN KOSTEN BIJ UITGIFTE VAN LENINGEN EN VAN DISAGIO	6501		
C. GEACTIVEERDE INTERESTEN	6503		
D. WAARDEVERMINDERINGEN OP VLOTTENDE ACTIVA (post 651)			
Geboekt	6510		
Teruggenomen (-)	6511	( )	( )
E. ANDERE FINANCIELE KOSTEN (post 652/9)			
Bedrag van het disconto ten laste van de onderneming bij de verhandeling van vorderingen	653		
VOORZIENINGEN MET FINANCIEEL KARAKTER			
Gevormd	6560		
Aangewend en teruggenomen (-)	6561	( )	( )
Uitsplitsing van de overige financiële kosten, indien het belangrijke bedragen betreft.			
Wisselkoersverschillen		*141*	*17*
Bankkosten		*45*	*7*

IV. UITZONDERLIJKE RESULTATEN

	Codes	Boekjaar
A. Uitsplitsing van de ANDERE UITZONDERLIJKE OPBRENGSTEN (post 764/9) **, indien het belangrijke bedragen betreft.**		
B. Uitsplitsing van de ANDERE UITZONDERLIJKE KOSTEN (post 664/8) **, indien het belangrijke bedragen betreft.**		

V. BELASTINGEN OP HET RESULTAAT

	Codes	Boekjaar
A. UITSPLITSING VAN DE POST 670/3		
1. Belastingen op het resultaat van het boekjaar	9134	
a. Verschuldigde of betaalde belastingen en voorheffingen	9135	*6*
b. Geactiveerde overschotten van betaalde belastingen en voorheffingen (-)	9136	*(6)*
c. Geraamde belastingsupplementen (opgenomen onder post 450/3 van de passiva)	9137	
2. Belastingen op het resultaat van vorige boekjaren	9138	
a. Verschuldigde of betaalde belastingsupplementen	9139	
b. Geraamde belastingsupplementen (opgenomen onder post 450/3 van de passiva) of belastingsupplementen waarvoor een voorziening werd gevormd (opgenomen onder post 161 van de passiva)	9140	

B. **BELANGRIJKE OORZAKEN VAN DE VERSCHILLEN TUSSEN DE WINST VÓÓR BELASTINGEN,** zoals die blijkt uit de jaarrekening, **EN DE GERAAMDE BELASTBARE WINST,** met bijzondere vermelding van die welke voortvloeien uit het tijdsverschil tussen de vaststelling van de boekwinst en de fiscale winst (in de mate waarin het resultaat van het boekjaar op belangrijke wijze werd beïnvloed op het stuk van de belastingen)

Boekjaar

C. **INVLOED VAN DE UITZONDERLIJKE RESULTATEN OP DE BELASTINGEN OP HET RESULTAAT VAN HET BOEKJAAR**

	Codes	Boekjaar
D. BRONNEN VAN BELASTINGLATENTIES		
(in de mate waarin deze informatie belangrijk is om een inzicht te verkrijgen in de financiële positie van de onderneming)		
1. Actieve latenties	9141	*47.501*
- Gecumuleerde fiscale verliezen die aftrekbaar zijn van latere belastbare winsten	9142	*47.501*
2. Passieve latenties	9144	

XVI. BELASTING OP DE TOEGEVOEGDE WAARDE EN BELASTINGEN TEN LASTE VAN DERDEN

	Codes	Boekjaar	Vorig boekjaar
A. De belasting op de toegevoegde waarde in rekening gebracht:			
1. aan de onderneming (aftrekbaar)	9145	*895*	*1.900*
2. door de onderneming	9146	*22*	*1.232*
B. De ingehouden bedragen ten laste van derden bij wijze van:			
1. bedrijfsvoorheffing	9147	*1.076*	*917*
2. roerende voorheffing	9148		

XVII. NIET IN DE BALANS OPGENOMEN RECHTEN EN VERPLICHTINGEN

	Codes	Boekjaar
Persoonlijke zekerheden die door de onderneming werden gesteld of onherroepelijk beloofd als waarborg voor schulden of verplichtingen van derden	9149	
Waarvan:		
. De door de onderneming geëndosseerde handelseffecten in omloop	9150	
. De door de onderneming getrokken of voor aval getekende handelseffecten	9151	
. Het maximumbedrag ten belope waarvan andere verplichtingen van derden door de onderneming zijn gewaarborgd	9153	

Zakelijke zekerheden die door de onderneming werden gesteld of onherroepelijk beloofd op haar eigen activa	Codes	Boekjaar	
		als waarborg voor schulden en verplichtingen	
		1. van de onderneming	2. van derden
. Hypotheken:			
.. boekwaarde van de bezwaarde activa	916		
.. bedrag van de inschrijving	917		
. Pand op het handelsfonds:			
.. bedrag van de inschrijving	918		
. Pand op andere activa:			
.. boekwaarde van de in pand gegeven activa	919		
. Zekerheden op de nog door de onderneming te verwerven activa:			
.. bedrag van de betrokken activa	920		

	Codes	Boekjaar
De goederen en waarden gehouden door derden in hun naam maar ten bate en op risico van de onderneming, voor zover deze goederen en waarden niet in de balans zijn opgenomen		
Belangrijke verplichtingen tot aankoop van vaste activa		
Belangrijke verplichtingen tot verkoop van vaste activa		
Termijnverrichtingen:		
. Gekochte (te ontvangen) goederen	9213	
. Verkochte (te leveren) goederen	9214	
. Gekochte (te ontvangen) deviezen	9215	
. Verkochte (te leveren) deviezen	9216	

Verplichtingen voortvloeiend uit de technische waarborgen verbonden aan reeds gepresteerde verkopen of diensten

Belangrijke hangende geschillen en andere belangrijke verplichtingen

Voor een beschrijving van de belangrijkste verplichtingen van de vennootschap verwijzen we naar VOL 25.

VII. NIET IN DE BALANS OPGENOMEN RECHTEN EN VERPLICHTINGEN (vervolg)

In voorkomend geval, een beknopte beschrijving van de regeling inzake het aanvullend rust- of overlevingspensioen ten behoeve van de personeels- of directieleden, met opgave van de genomen maatregelen om de daaruit voortvloeiende kosten te dekken

Galapagos NV heeft een groepsverzekering ten voordele van haar personeel en bestuurders.
Galapagos NV draagt alle kosten met betrekking tot deze verzekering. Het bedrag aan premies in 2006 bedroeg 135 KEUR.

	Code	Boekjaar
Pensioenen die door de onderneming zelf worden gedragen:		
. geschat bedrag van de verplichtingen die voortvloeien uit reeds gepresteerd werk	9220	

. wijze waarop dit bedrag wordt berekend

VIII. **BETREKKINGEN MET VERBONDEN ONDERNEMINGEN EN MET ONDERNEMINGEN WAARMEE EEN DEELNEMINGSVERHOUDING BESTAAT:** zie blz. VOL 20.

IX. **FINANCIELE BETREKKINGEN MET**

A. BESTUURDERS EN ZAAKVOERDERS
B. NATUURLIJKE OF RECHTSPERSONEN DIE DE ONDERNEMING RECHTSTREEKS OF ONRECHTSTREEKS CONTROLEREN ZONDER VERBONDEN ONDERNEMINGEN TE ZIJN
C. ANDERE ONDERNEMINGEN DIE DOOR DE ONDER B. VERMELDE PERSONEN RECHTSTREEKS OF ONRECHTSTREEKS GECONTROLEERD WORDEN

	Codes	Boekjaar
1. Uitstaande vorderingen op deze personen	9500	***16***
2. Waarborgen toegestaan in hun voordeel	9501	
3. Andere betekenisvolle verplichtingen aangegaan in hun voordeel	9502	

Voornaamste voorwaarden betreffende de posten 9500, 9501 en 9502

	Codes	Boekjaar
4. Rechtstreekse en onrechtstreekse bezoldigingen en ten laste van de resultatenrekening toegekende pensioenen, voor zover deze vermelding niet uitsluitend of hoofdzakelijk betrekking heeft op de toestand van een enkel identificeerbaar persoon:		
- aan bestuurders en zaakvoerders	9503	***843***
- aan oud-bestuurders en oud-zaakvoerders	9504	

XX. **AFGELEIDE FINANCIELE INSTRUMENTEN NIET GEWAARDEERD OP BASIS VAN DE REELE WAARDE**

In voorkomend geval, een schatting van de reële waarde voor elke categorie afgeleide financiële instrumenten die niet gewaardeerd zijn op basis van de waarde in het economisch verkeer, met opgave van de omvang en de aard van de instrumenten

Bedragen

VIII. BETREKKINGEN MET VERBONDEN ONDERNEMINGEN EN MET ONDERNEMINGEN WAARMEE EEN DEELNEMINGS-VERHOUDING BESTAAT

	Codes	1. VERBONDEN ONDERNEMINGEN		2. ONDERNEMINGEN WAARMEE EEN DEELNEMINGSVERHOUDING BESTAAT	
		Boekjaar	Vorig boekjaar	Boekjaar	Vorig boekjaar
FINANCIELE VASTE ACTIVA	925	*66.129*	*28.369*		
Deelnemingen	926	*66.129*	*28.369*		
Vorderingen: achtergestelde	927				
andere	928				
VORDERINGEN	929	*8.914*	*2.901*		
Op meer dan één jaar	930				
Op hoogstens één jaar	931	*8.914*	*2.901*		
GELDBELEGGINGEN	932				
Aandelen	933				
Vorderingen	934				
SCHULDEN	935	*13.420*	*803*	*8*	*111*
Op meer dan één jaar	936				
Op hoogstens één jaar	937	*13.420*	*803*	*8*	*111*

	Codes	VERBONDEN ONDERNEMINGEN	
		Boekjaar	Vorig boekjaar
- Door de onderneming gestelde of onherroepelijk beloofde **PERSOONLIJKE EN ZAKELIJKE ZEKERHEDEN** als waarborg voor schulden of verplichtingen van verbonden ondernemingen	9381	*708*	
- Door verbonden ondernemingen gestelde of onherroepelijk beloofde **PERSOONLIJKE EN ZAKELIJKE ZEKERHEDEN** als waarborg voor schulden of verplichtingen van de onderneming	9391		
ANDERE BETEKENISVOLLE FINANCIELE VERPLICHTINGEN	9401		
FINANCIELE RESULTATEN			
Opbrengsten uit financiële vaste activa	9421		
Opbrengsten uit vlottende activa	9431		
Andere financiële opbrengsten	9441		
Kosten van schulden	9461	*5*	
Andere financiële kosten	9471		
REALISATIE VAN VASTE ACTIVA			
Verwezenlijkte meerwaarden	9481		
Verwezenlijkte minderwaarden	9491		

VERKLARING MET BETREKKING TOT DE GECONSOLIDEERDE JAARREKENING

A. **Inlichtingen te verstrekken door elke onderneming die onderworpen is aan de bepalingen van het Wetboek van vennootschappen inzake de geconsolideerde jaarrekening**

De onderneming

. heeft een geconsolideerde jaarrekening en een geconsolideerd jaarverslag opgesteld en openbaar gemaakt: ja / ~~neen~~ [1]

. heeft geen geconsolideerde jaarrekening en geconsolideerd jaarverslag opgesteld, omdat zij daarvan vrijgesteld is om de volgende reden(en):

a. De onderneming en haar dochterondernemingen overschrijden op geconsolideerde basis niet meer dan één van de in artikel 16 van het Wetboek van vennootschappen vermelde criteria: ja / neen [1]

b. De onderneming is zelf dochteronderneming van een moederonderneming die een geconsolideerde jaarrekening, waarin haar jaarrekening door consolidatie opgenomen is, opstelt en openbaar maakt: ja / neen [1]

Indien ja:

. Motivering dat aan alle voorwaarden tot vrijstelling, opgenomen in artikel 113, paragrafen 2 en 3 van het Wetboek van vennootschappen, is voldaan:

Zie blz.

. Naam, volledig adres van de zetel en, zo het een onderneming naar Belgisch recht betreft, het ondernemingsnummer van de moederonderneming die de geconsolideerde jaarrekening opstelt en openbaar maakt, op grond waarvan de vrijstelling is verleend:

B. **Inlichtingen die moeten worden verstrekt door de onderneming indien zij dochteronderneming of gemeenschappelijke dochteronderneming is**

. Naam, volledig adres van de zetel en, zo het een onderneming naar Belgisch recht betreft, het ondernemingsnummer van de moederonderneming(en) en de aanduiding of deze moederonderneming(en) een geconsolideerde jaarrekening, waarin haar jaarrekening door consolidatie opgenomen is, opstelt (opstellen) en openbaar maakt (maken) [2]:

Vervolg op blz.

. Indien de moederonderneming(en) (een) onderneming(en) naar buitenlands recht is (zijn), de plaats waar de hiervoor bedoelde geconsolideerde jaarrekening verkrijgbaar is [2]:

---

[1] Schrappen wat niet van toepassing is.

[2] Wordt de jaarrekening van de onderneming op verschillende niveaus geconsolideerd, dan worden deze gegevens verstrekt, enerzijds voor het grootste geheel en anderzijds voor het kleinste geheel van ondernemingen waarvan de onderneming als dochter deel uitmaakt en waarvoor een geconsolideerde jaarrekening wordt opgesteld en openbaar gemaakt.

nmers van de paritaire comités die voor de onderneming bevoegd zijn: *207*

STAAT VAN DE TEWERKGESTELDE PERSONEN

WERKNEMERS INGESCHREVEN IN HET PERSONEELSREGISTER

Tijdens het boekjaar en het vorige boekjaar	Codes	1. Voltijds (boekjaar)	2. Deeltijds (boekjaar)	3. Totaal (T) of totaal in voltijdse equivalenten (VTE) (boekjaar)	4. Totaal (T) of totaal in voltijdse equivalenten (VTE) (vorig boekjaar)
emiddeld aantal werknemers	100	*65,5*	*2,3*	*67,3* (VTE)	*46,0* (VTE)
antal daadwerkelijk gepresteerde uren	101	*105.472*	*3.128*	*108.600* (T)	*78.668* (T)
ersoneelskosten	102	*4.243*	*126*	*4.369* (T)	*3.593* (T)
edrag van de voordelen bovenop het loon	103	xxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxx	*65* (T)	(T)

Op de afsluitingsdatum van het boekjaar	Codes	1. Voltijds	2. Deeltijds	3. Totaal in voltijdse equivalenten
Aantal werknemers ingeschreven in het personeelsregister	105	*76*	*4*	*79,2*
Volgens de aard van de arbeidsovereenkomst				
Overeenkomst voor een onbepaalde tijd	110	*76*	*4*	*79,2*
Overeenkomst voor een bepaalde tijd	111			
Overeenkomst voor een duidelijk omschreven werk	112			
Vervangingsovereenkomst	113			
Volgens het geslacht				
Mannen	120	*39*		*39,0*
Vrouwen	121	*37*	*4*	*40,2*
Volgens de beroepscategorie				
Directiepersoneel	130	*5*		*5,0*
Bedienden	134	*71*	*4*	*74,2*
Arbeiders	132			
Andere	133			

UITZENDKRACHTEN EN TER BESCHIKKING VAN DE ONDERNEMING GESTELDE PERSONEN

dens het boekjaar	Codes	1. Uitzendkrachten	2. Ter beschikking van de onderneming gestelde personen
emiddeld aantal tewerkgestelde personen	150	*0,5*	
ntal daadwerkelijk gepresteerde uren	151	*950*	
sten voor de onderneming	152	*15*	

TABEL VAN HET PERSONEELSVERLOOP TIJDENS HET BOEKJAAR

INGETREDEN	Codes	1. Voltijds	2. Deeltijds	3. Totaal in voltijdse equivalenten
Aantal werknemers die tijdens het boekjaar in het personeelsregister werden ingeschreven	205	*33*		*33,0*
Volgens de aard van de arbeidsovereenkomst				
Overeenkomst voor een onbepaalde tijd	210	*33*		*33,0*
Overeenkomst voor een bepaalde tijd	211			
Overeenkomst voor een duidelijk omschreven werk	212			
Vervangingsovereenkomst	213			
Volgens het geslacht en het studieniveau				
Mannen: lager onderwijs	220			
secundair onderwijs	221	*2*		*2,0*
hoger niet-universitair onderwijs	222	*4*		*4,0*
universitair onderwijs	223	*13*		*13,0*
Vrouwen: lager onderwijs	230			
secundair onderwijs	231			
hoger niet-universitair onderwijs	232	*2*		*2,0*
universitair onderwijs	233	*12*		*12,0*

UITGETREDEN	Codes	1. Voltijds	2. Deeltijds	3. Totaal in voltijdse equivalenten
Aantal werknemers met een in het personeelsregister opgetekende datum waarop hun overeenkomst tijdens het boekjaar een einde nam	305	*7*		*7,0*
Volgens de aard van de arbeidsovereenkomst				
Overeenkomst voor een onbepaalde tijd	310	*7*		*7,0*
Overeenkomst voor een bepaalde tijd	311			
Overeenkomst voor een duidelijk omschreven werk	312			
Vervangingsovereenkomst	313			
Volgens het geslacht en het studieniveau				
Mannen: lager onderwijs	320			
secundair onderwijs	321	*1*		*1,0*
hoger niet-universitair onderwijs	322	*3*		*3,0*
universitair onderwijs	323	*1*		*1,0*
Vrouwen: lager onderwijs	330			
secundair onderwijs	331			
hoger niet-universitair onderwijs	332			
universitair onderwijs	333	*2*		*2,0*
Volgens de reden van beëindiging van de overeenkomst				
Pensioen	340			
Brugpensioen	341			
Afdanking	342	*1*		*1,0*
Andere reden	343	*6*		*6,0*
Waarvan: het aantal wernemers dat als zelfstandige ten minste op halftijdse basis diensten blijft verlenen aan de onderneming	350			

STAAT OVER HET GEBRUIK VAN DE MAATREGELEN TEN GUNSTE VAN DE WERKGELEGENHEID TIJDENS HET BOEKJAAR

AATREGELEN TEN GUNSTE VAN DE ERKGELEGENHEID	Codes	Aantal betrokken werknemers 1. Aantal	Aantal betrokken werknemers 2. In voltijdse equivalenten	3. Bedrag van het financiële voordeel
Maatregelen met een financieel voordeel*				
1. Voordeelbanenplan (ter aanmoediging van de indienstneming van werkzoekenden die tot risicogroepen behoren)	414			
2. Conventioneel halftijds brugpensioen	411			
3. Volledige loopbaanonderbreking	412			
4. Vermindering van de arbeidsprestaties (deeltijdse loopbaanonderbreking)	413			
5. Sociale Maribel	415			
6. Structurele vermindering van de sociale zekerheidsbijdragen	416	*83*	*82,2*	*123*
7. Doorstromingsprogramma's	417			
8. Dienstenbanen	418			
9. Overeenkomst werk - opleiding	503			
10. Leerovereenkomst	504			
11. Startbaanovereenkomst	419			
Andere maatregelen				
1. Stage der jongeren	502			
2. Opeenvolgende arbeidsovereenkomsten voor bepaalde tijd	505			
3. Conventioneel brugpensioen	506			
4. Vermindering van de persoonlijke bijdragen van sociale zekerheid aan werknemers met lage lonen	507	*23*	*23,0*	

antal werknemers betrokken bij één of meerdere maategelen ten gunste van de werkgelegenheid :

	Codes	1. Aantal	2. In voltijdse equivalenten
- totaal voor het boekjaar	550	*83*	*82,2*
- totaal voor het vorige boekjaar	560	*64*	*62,8*

V. INLICHTINGEN OVER DE OPLEIDINGEN VOOR DE WERKNEMERS TIJDENS HET BOEKJAAR

otaal van de opleidingsinitiatieven ten laste van de werkgever	Codes	Mannen	Codes	Vrouwen
. Aantal betrokken werknemers	5801	*23*	5811	*22*
. Aantal gevolgde opleidingsuren	5802	*318*	5812	*101*
. Kosten voor de onderneming	5803	*14*	5813	*3*

. INLICHTINGEN OVER DE ACTIVITEITEN VAN VORMING, BEGELEIDING OF MENTORSCHAP DOOR DE WERKNEMERS GEGEVEN IN TOEPASSING VAN DE WET VAN 5 SEPTEMBER 2001 TOT DE VERBETERING VAN DE WERKGELEGENHEIDSGRAAD VAN DE WERKNEMERS

ctiviteiten van vorming, begeleiding of mentorschap	Codes	Mannen	Codes	Vrouwen
. Aantal werknemers welke deze activiteiten uitoefenen	5804		5814	
. Aantal uren besteed aan deze activiteiten	5805		5815	
. Aantal werknemers welke deze activiteiten volgden	5806		5816	

* Financieel voordeel voor de werkgever met betrekking tot de titularis of diens plaatsvervanger.

Samenvatting der Waarderingsregels.

1. Onderzoek en ontwikkeling
De vennootschap investeert in onderzoeks-en ontwikkelingsprojecten. Deze uitgaven worden door de vennootschap in het resultaat genomen.

2. Vaste activa

a) Immaterieel vaste activa
De vennootschap verwierf in het boekjaar 2000 licenties en know-how van haar aandeelhouders Crucell BV en van Tibotec-Virco NV (Johnson & Johnson) via een quasi-inbreng. Deze licentie-overeenkomst werd vervangen en hernieuwd ter gelegenheid van de private plaatsing op 1 maart 2002. Deze licenties en know-how worden lineair afgeschreven over een periode van 5 jaar. De overige immaterieel vaste activa omvatten software licenties die lineair worden afgeschreven over een periode van 3 jaar.

b) De kosten van kapitaalsverhoging door de Private Plaatsing en deze voor de overnames van DPI, Inpharmatica en ProSkelia werden opgenomen in de resultatenrekening voor een bedrag van 1.796 KEUR.

c) Materieel vaste activa worden geboekt aan kostprijs. Afschrijvingen vinden plaats op lineaire basis, rekening houdend met de economische levensduur van de activa.
- Labo materiaal: 5-10 jaar
- IT hardware en software: 3-5 jaar
- Meubilair en rollend materieel: 5-10 jaar
- Activa in leasing: 14 jaar

De activa in leasing bevatten de machines en laboratorium uitrusting in de gebouwen. De netto boekwaarde van het actief bedraagt op 31 December 2006 1,043 KEUR. De schuld ten opzichte van de leasingmaatschappij welke geboekt werd bedraagt 1,174 KEUR op lange termijn en 125 KEUR op minder dan 1 jaar.
Teneinde de zekerheid om de verplichtingen na te komen werd er een bankgarantie verleend door de KBC Bank NV waarbij steeds een bedrag minimaal gelijk aan het huurgeld van 6 mnd wordt gegarandeerd.
In juli 2005 is een bijkomend leasingcontract afgesloten ten bedrage van 2 miljoen Euro voor de inrichting van nieuwe labo's. Hiervoor werd er een inpandgeving gedaan van de beleggingsfondsen welke in bewaring zijn bij KBC Bank NV. Dit leasingcontract werd dd. 27 december 2006 gewijzigd naar een investeringsbedrag van 1,988 KEUR. De maandelijkse leasevergoedingen werden vervangen door 1 trim. vergoeding van 1,300 KEUR betaald in december 2006 gevolgd door 8 trim. vergoedingen. Het panddeposito werd eveneens vrijgegeven. Het bedrag op lange termijn bedraagt 386 KEUR, op korte termijn 317 KEUR.

3. Handelsvorderingen
Handelsvorderingen worden geboekt aan nominale waarde. Wanneer inning twijfelachtig wordt, wordt een provisie aangelegd voor dubieuze debiteuren.

4. Voorraden
Grondstoffen, hulpgoederen en handelsgoederen zijn gewaardeerd aan aanschaffingswaarde.
Goederen in bewerking en afgewerkte producten zijn gewaardeerd aan kostprijs. De kostprijs omvat naast de directe productie- en materiaalkosten, een evenredig deel van de afschrijvingen en waardeverminderingen van de activa die in het productieproces werden gebruikt.
De voorraden worden gewaardeerd volgens de FIFO methode. Indien de aanschaffingswaarde of de kostprijs hoger is dan de opbrengstwaarde, wordt de waardering aan de lagere opbrengstwaarde toegepast. De opbrengstwaarde is gelijk aan de geschatte normale verkoopprijs, verminderd met de geschatte afwerkingkosten en geschatte kosten die nodig zijn om de verkoop te realiseren.

5. Opbrengsten
Onze bedrijfsopbrengsten komen van de verkoop van producten, het verlenen van onderzoeks- en ontwikkelingsdiensten, target discovery en ontwikkelingsovereenkomsten, licentie- en royalty overeenkomsten en subsidies. De erkenning van de omzet kan als volgt worden samengevat:
a) De verkopen van producten worden erkend als omzet wanneer de levering gebeurt;
b) Contracten in het kader van onderzoeks- en ontwikkelingsdiensten worden erkend als omzet aan fair value wanneer deze diensten geleverd zijn. De diensten worden gewoonlijk geleverd in de vorm van een bepaald aantal voltijds equivalente personeelsleden van de onderneming aan een vooraf bepaald tarief;
c) Verkopen in het kader van target discovery en ontwikkelingscontracten bevatten meestal meerdere elementen gecombineerd in een of meerdere overeenkomsten. De elementen in zulke contracten worden als volgt erkend:
- Vooruitbetaalde, niet terugbetaalbare bedragen worden enkel als omzet erkend wanneer de geleverde producten en/of diensten geleverd zijn in het kader van een aparte overeenkomst en de vennootschap alle contractuele verplichtingen heeft voldaan. In het geval van voortdurende contractuele verbinding van de vennootschap worden deze vooruitbetaalde bedragen niet beschouwd als een aparte transactie en zullen deze bedragen gespreid worden over de

duurtijd van de samenwerking.
- Bedragen betaald als vergoeding voor toegang tot de bibliotheek en de zogenaamde "technology access fees" worden als omzet erkend over de duurtijd van deze toegang;
- Bedragen die ontvangen worden als vergoeding voor het leveren van informatie uit de bibliotheek worden als omzet erkend als de levering gebeurd is, enkel indien de vennootschap geen verdere contractuele verplichtingen heeft. Indien zulke verplichtingen wel bestaan worden deze bedragen behandeld als vooruitbetaalde licentie fees.
- Bedragen betaald voor het verkrijgen van opties of licenties worden als omzet erkend over de looptijd van de optie of licentie tenzij er geen verdere contractuele verplichtingen bestaan. In dat geval wordt de omzet erkend wanneer ze gefactureerd is.
- Technische "milestone payments" worden erkend als omzet wanneer ze bekomen zijn, tenzij de vennootschap verdere contractuele verplichtingen heeft in de ontwikkeling. In dat geval worden zulke bedragen erkend als omzet over de verdere duurtijd van de samenwerking.

d) Royalties worden als omzet erkend wanneer ze bekomen zijn.

6. Inschrijvingsrechten

a) Warrantenplannen ten voordele van personeelsleden, bestuurders en derden

De Bijzondere Algemene Vergadering van 20 december 1999 heeft beslist tot de uitgifte van warrantenplannen ten voordele van personeelsleden, bestuurders en derden. Het Belgisch en Nederlands warrantenplan van 1999 voorziet in de uitgifte van respectievelijk 549.341 en 81.695 warranten. De warranten onder het Nederlandse plan 1999 zijn op 31 December 2004 volledig vervallen. Op 1 maart 2002 werden de 225.492 nog niet aangeboden warranten onder het Belgisch Plan 1999 vernietigd door de Buitengewone Algemene Vergadering die tevens een nieuw warrantenplan van 3.513.000 warranten heeft gecreëerd (3.013.000 warranten in het 2002 Belgisch warrantenplan en 500.000 warranten in het 2002 Nederlandse warrantenplan). De Buitengewone Algemene Vergadering van 29 maart 2005 heeft beslist dat, ingeval van een succesvolle IPO, het aantal aandelen van de vennootschap zal worden herleid met 4 (reverse split 1:4); bijgevolg geven, vanaf de IPO, 4 warrants uit de warrantenplannen van 1999 en 2002 recht op 1 aandeel.

De Buitengewone Algemene Vergadering van 29 maart 2005 heeft een nieuw warrantenplan van maximum 500.000 warranten gecreëerd. (Uiteindelijk zijn er onder dit plan 467.421 warrants gecreëerd.) De uitoefenprijs is afhankelijk van de datum van het aanbod en is ofwel de slotkoers van de dag voor de dag van het aanbod ofwel het gemiddelde van de slotkoersen van de 30 dagen voor de dag van het aanbod. (Warrantenplan België 2005)

De Raad van Bestuur, gebruik makend van zijn machtiging onder het toegestaan kapitaal, heeft op 3 februari 2006 het Warrantplan 2006 België/Nederland gecreëerd. Onder dit plan zijn 350.000 warrants gecreëerd die kunnen worden toegekend aan werknemers, bestuurders en/of consultants van de vennootschap of haar dochterondernemingen. De warrants hebben een looptijd van 8 jaar.

Elke warrant geeft recht op één aandeel. De uitoefenprijs van de warrants zal door de raad van bestuur worden bepaald als tenminste (a) de slotkoers van het aandeel op de laatste handelsdag die het aanbod voorafgaat, of (b) het gemiddelde van de slotkoers van het aandeel gedurende de laatste 30 dagen die het aanbod voorafgaan.

De Raad van Bestuur, gebruik makend van zijn machtiging onder het toegestaan kapitaal, heeft op 12 mei 2006 het Warrantplan 2006 UK gecreëerd. Onder dit plan zijn 453.715 warrants gecreëerd die kunnen worden toegekend aan werknemers van de vennootschap of haar dochterondernemingen, doch die bij voorkeur worden voorbehouden voor werknemers van de dochtervennootschappen in de UK. De warrants hebben een looptijd van 8 jaar. Elke warrant geeft recht op één aandeel. De uitoefenprijs van de warrants zal door de raad van bestuur worden bepaald als tenminste (a) de slotkoers van het aandeel op de laatste handelsdag die het aanbod voorafgaat, of (b) het gemiddelde van de slotkoers van het aandeel gedurende de laatste vijf handelsdagen die het aanbod voorafgaan.

Deze warrantenplannen kunnen als volgt worden samengevat:

Warrantenplan 1999 België
Vervaldatum 2007
(gegevens herrekend post reverse split 1:4 van maart 2005)

Aantal warrants in warrantenplan	137.335
Toegekend per 1 januari 2006	60.539
Vernietigd per 1 januari 2006	82.946
Uitgeoefend per 1 januari 2006	13.950
Uitstaand per j januari 2006	40.439
Beschikbaar voor uitgifte per 1 januari 2006	0
Totaal toegekend in 2006	0
Vernietigd in 2006	0
Uitgeoefend in 2006	1.200
Uitstaand per 31 december 2006	39.239
Totaal toegekend per 31 december 2006	60.539
Totaal vernietigd per 31 december 2006	82.946
Totaal uitgeoefend per 31 december 2006	15.150
Beschikbaar voor uitgifte per 31 december 2006	0
Uitoefenprijs (euro per warrant)	4,00

Warrantenplan 2002 België
Vervaldatum 2010/2011/2012
(gegevens herrekend post reverse split 1:4 van maart 2005)

Aantal warrants in warrantenplan	*753.250*
Terug toegevoegd aan warrantpool (2004)	*59.231*
Toegekend per 1 januari 2006	*793.706*
Vernietigd per 1 januari 2006	*165.882*
Uitgeoefend per 1 januari 2006	*62*
Uitstaand per 1 januari 2006	*627.762*
Beschikbaar voor uitgifte per 1 januari 2006	*18.775*
Toegekend in 2006	*0*
Vernietigd in 2006	*0*
Uitgeoefend in 2006	*104.862*
Uitstaand per 31 december 2006	*522.900*
Totaal toegekend per 31 december 2006	*793.706*
Totaal vernietigd per 31 december 2006	*165.882*
Totaal uitgeoefend per 31 december 2006	*104.924*
Beschikbaar voor uitgifte per 31 december 2006	*18.775*
Uitoefenprijs (euro per warrant)	*4,00*

Warrantenplan 2002 Nederland
Vervaldatum 2006/2007
(gegevens herrekend post reverse split 1:4 van maart 2005)

Aantal warrants in warrantenplan	*125.000*
Toegekend per 1 januari 2006	*120.649*
Vernietigd per 1 januari 2006	*0*
Uitgeoefend per 1 januari 2006	*100.462*
Uitstaand per 1 januari 2006	*20.187*
Beschikbaar voor uitgifte per 1 januari 2006	*4.351*
Toegekend in 2006	*0*
Vernietigd in 2006	*0*
Uitgeoefend in 2006	*7.500*
Uitstaand per 31 december 2006	*12.687*
Totaal toegekend per 31 december 2006	*120.649*
Totaal vernietigd per 31 december 2006	*0*
Totaal uitgeoefend per 31 december 2006	*107.962*
Beschikbaar voor uitgifte per 31 december 2006	*4.351*
Uitoefenprijs (euro per warrant)	*4,68*

Warrantenplan 2005
Vervaldatum 2013/2014

Aantal warrants in warrantenplan	*467.421*
Toegekend per 1 januari 2006	*282.500*
Vernietigd per 1 januari 2006	*0*
Uitgeoefend per 1 januari 2006	*0*
Uitstaand per 1 januari 2006	*282.500*
Beschikbaar voor uitgifte per 1 januari 2006	*184.921*
Toegekend in 2006	*176.100*
Vernietigd in 2006	*0*
Uitgeoefend in 2006	*0*
Uitstaand per 31 december 2006	*458.600*
Totaal toegekend per 31 december 2006	*458.600*
Totaal vernietigd per 31 december 2006	*0*
Totaal uitgeoefend per 31 december 2006	*0*
Beschikbaar voor uitgifte per 31 december 2006	*8.821*
Uitoefenprijs (euro per warrant)	*6,91 (145.000 warrants)* *8,35 (125.000 warrants)* *8,60 (12.500 warrants)* *8,73 (53.500 warrants)*

8,61 (40.000 warrants)
| | *8,65 (82.600 warrants)* |

Warrantenplan 2006 België/Nederland
Vervaldatum 2014

Aantal warrants in warrantenplan	*350.000*
Toegekend in 2006	*200.043*
Vemietigd in 2006	*5.648*
Uitgeoefend in 2006	*0*
Uitstaand per 31 december 2006	*194.395*
Totaal toegekend per 31 december 2006	*200.043*
Totaal vemietigd per 31 december 2006	*5.648*
Totaal uitgeoefend per 31 december 2006	*0*
Beschikbaar voor uitgifte per 31 december 2006	*149.957*
Uitoefenprijs (euro per warrant)	*8,61 (112.953 warrants)*
	8,65 (87.090 warrants)

Warrantenplan 2006 U.K.
Vervaldatum 2014

Aantal warrants in warrantplan	*453.715*
Toegekend in 2006	*393.856*
Vemietigd in 2006	*9.023*
Uitgeoefend in 2006	*0*
Uitstaand per 31 december 2006	*384.833*
Totaal toegkend per 31 december 2006	*393.856*
Totaal vemietigd per 31 december 2006	*9.023*
Totaal uitgeoefend per 31 december 2006	*0*
Beschikbaar voor uitgifte per 31 december 2006	*59.859*
Uitoefenprijs (euro per warrant)	*8,70 (302.191 warrants)*
	8,65 (13.965 warrants)
	9,176 (77.700 warrants)

e warrants onder deze warrantplannen zijn uitoefenbaar gedurende een periode van 8 jaar vanaf de toekenning, met itzondering van de warrants onder het Warrantplan 2002 Nederland welke gedurende 4 jaar uitoefenbaar zijn. De varrants worden geleidelijk definitief verworven ('vesting') volgens het volgende schema: 10% is verworven bij oekenning; 20% is verworven op de eerste verjaardag van het aanbod; 40% is verworven op de tweede verjaardag van et aanbod; 60% is verworven op de derde verjaardag van het aanbod; 100% is verworven op het einde van het derde alenderjaar dat volgt op het aanbod. Dit schema is niet toepasselijk op het Warrantplan 2002 Nederland, waar alle warrants erworven zijn sinds de datum van de IPO (mei 2005). Voor warrants toegekend aan bestuurders onder de 2005 en 2006 varrantplannen geldt een lineaire vesting over 36 maanden (1/36e per maand vanaf het aanbod). Warrants kunnen niet worden iitgeoefend voor het einde van het derde kalenderjaar dat volgt op de datum van het aanbod.
n de Raad van Bestuur van 12 december 2006 is beslist geweest om het schema van verwerving van aandelen in het warrantplan 002 België te wijzigen voor zover het betrekking heeft op warrants aangeboden aan bestuurders, in die zin dat de warrants angeboden aan bestuurders verworven zullen worden na drie jaar vanaf de datum van toekenning, ten belope van 1/36 per naand.

let betrekking tot het warrantenplan 2002 België, heeft de Raad van Bestuur dd. 15 januari 2004, in overeenstemming net de bepalingen van voorgenoemd plan, beslist dat 236.925 warrants, toegekend onder dit plan aan een werknemer die angekondigd had de vennootschap te verlaten (en die na de hierboven genoemde 'reverse split 1:4' recht geven op 59.231 andelen), niet nietig zouden worden op het moment van zijn vertrek, maar uitstaand zouden blijven en terug toegevoegd worden an het aantal warrants in het plan om aldus later te worden toegekend aan één of meerdere werknemers of bestuurders. eze beslissing is defacto tot uitvoering gebracht bij de toekenning van warrants onder dit plan op 31 januari 2005.

n bovenstaande tabel diende een correctie te gebeuren in de rubriek Warrantenplan 2005, waar in de jaarrekening over 2005 ls aantal warrants toegekend in 2005 als gevolg van een telfout 297.500 werd vermeld, omdat bij materiële vergissing 15.000 varrants die door een begunstigde werden geweigerd als aanvaard werden geteld. Bovenstaande tabel is hiervoor ecorrigeerd en het aantal warrants 'Toegekend per 1 januari 2006' en 'Uitstaand per 1 januari 2006' is herleid tot 282.500.

) Anti-dilutie warranten
e vennootschap heeft ter gelegenheid van haar Buitengewone Algemene Vergadering van 6 maart 2002 en 19 september 002 anti-dilutie warranten toegekend ten gunste van de houders van preferente aandeelhouders. Deze anti-dilutie arranten geven recht op inschrijving op een aantal preferente aandelen waarbij het aantal in functie staat van en formule. Deze warranten zijn uitoefenbaar indien in de toekomst (max 10 jaar) een kapitaalsverhoging zou

plaatsvinden tegen een prijs lager dan 1,962 EUR. De uitoefenprijs per anti-dilutie warrant is 0.01 EUR per
aandeel. Als gevolg van de beursgang 2005 zijn deze anti-dilutie warranten vervallen.

7. Garantiestelling
Teneinde enkelvoudige financiële rapportering bij Galapagos Genomics BV te vermijden, heeft Galapagos Genomics NV zich garant gesteld ten gunste van Galapagos Genomics BV.

8. Burn rate
De burn rate is berekend op basis van het operationele resultaat gecorrigeerd met de afschrijvingen, vermeerderd met de financiële opbrengsten en verminderd met de investeringen.

9. Continuïteit
De vennootschap heeft operationele verliezen opgelopen die resulteren in een gecumuleerd overgedragen verlies op 31 december 2006 van 47,8 miljoen EUR.
We hebben per 31 december 2006 een kaspositie van 37,7 miljoen EUR en een positief eigen vermogen van 98,3 miljoen EUR. Voor 2007 begroot het management een operations cash burn van 13,2 miljoen EUR. Op basis van al deze factoren meent de Raad van Bestuur dat de continuïteit gevrijwaard is tot aan de algemene vergadering die beslist over de jaarrekening van het boekjaar dat afsluit op 31 december 2007.

10. Gebeurtenissen na balansdatum
Bestaande samenwerking met Amgen op het gebied van geneesmiddelenonderzoek breidt uit naar eind 2008.

Met ingang van 1 januari 2007 is Dr. Rudi Pauwels benoemd als onafhankelijke bestuurder van de vennootschap. De Raad van Bestuur heeft hiermee voorzien in de vacature die was ontstaan na de ontslagneming per 31 december 2006 van Dr. David Stone. De benoeming van Dr. Pauwels zal ter bekrachtiging worden voorgelegd aan de eerstvolgende algemene vergadering.
Ook Dr. Wilson Totten heeft besloten om zijn termijn als bestuurslid te beëindigen per 23 december 2006.

Een licentieovereenkomst werd afgesloten met Hillcrest Therapeuticals voor de PPAR-delta programma. De totale waarde van het contract bedraagt €770.000 in licentiebetalingen, max. €27 miljoen aan mogelijke milestones, plus niet nader gespecifeerd milestone bedragen in de vorm van Hillcrest-aandelen, en tenslotte royalty's op verkopen van commerciële producten voortvloeiend uit het programma.

Een drug discovery samenwerking werd aangegaan met de universiteit van Bristol. De totale waarde voor Galapagos is meer dan €2 miljoen aan onderzoeksbetalingen over een periode van twee jaar.

10. Belangrijke toekomstige verplichtingen van de vennootschap
In het kader van de overname van Inpharmatica werd met de oorspronkelijke aandeelhouders overeengekomen dat er een mogelijke toekomstige uitkering van maximaal €6,6 miljoen in nog nieuwe te creëren aandelen zou gebeuren indien een aantal vastgestelde commerciële doelstellingen wordt gehaald.

ProStrakan, de vroegere aandeelhouder van de door Galapagos' overgenomen vennootschap ProSkelia SASU, komt in aanmerking voor mogelijke betalingen tot maximaal €14,5 miljoen, als onderdeel van toekomstige programma's. ProStrakan komt ook in aanmerking voor een betaling van €5 miljoen, een vast bedrag aan licentie-inkomsten die door Galapagos ontvangen worden en single-digit royalty's op productverkopen. De betalingen aan ProStrakan voor het E2G programma zijn afhankelijk van het succesvol afronden van de klinische fase IIb en het uitlicenseren van het product. ProStrakan heeft tevens het eerste recht van weigering op het cachexia programma, mocht Galapagos besluiten dit uit te licenseren.

11. Vergoedingen aan de commissaris
Afgezien van de jaarlijkse vergoeding van 64.900 EUR (+ onkosten) voor zijn mandaat als commissaris van de vennootschap zoals goedgekeurd door de Algemene Vergadering van 4 april 2006, werd tijdens het boekjaar 2006 een totale bijkomende vergoeding van 122.794 EUR betaald aan de commissaris of aan personen met wie hij beroepshalve in samenwerkingsverband staat voor de volgende bijkomende diensten:
- wettelijke opdrachten in het kader van de inbrengen in natura, uitoefening van warranten, enz.: 53.490 EUR
- andere attestaties: 12.135 EUR
- belastingsadvies: 15.249 EUR
- bijkomende vergoeding voor het commissarismandaat ingevolge de wijziging in consolidatiekring: 41.920 EUR
De Raad van Bestuur is van mening dat deze ad hoc activiteiten de opinie van de commissaris in het uitoefenen van zijn statutaire verplichtingen niet zal beïnvloeden. De meerderheid van de bovengenoemde bijkomende vergoedingen zijn reeds door het Auditcomité goedgekeurd.